September 17, 2015

VIA EDGAR

Sonny Oh, Esq.

Disclosure Review Office 3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Horace Mann Life Insurance Company Separate Account (File Number 811-1343)

and Horace Mann Life Insurance Company Qualified Group Annuity Separate

Account (File Number 811-21974)

Preliminary Proxy Statement on Schedule 14A filed August 18, 2015

Dear Mr. Oh:

As you requested in your telephone conversation with Patrice Pitts on August 26, 2015, we are submitting this letter with responses to the oral comments provided by the staff of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) with respect to the above-captioned preliminary proxy statement on Schedule 14A (“Proxy Statement”) that was filed with the Commission on August 18, 2015. For your ease of reference, we are also transmitting a copy of the Proxy Statement marked to indicate changes made to the Proxy Statement pursuant to the Commission staff’s comments.

For your convenience, I have repeated each comment from the August 26, 2015 conversation, as we understand them, followed (in italics) by our response.

Comment #1A: Please revise the chart (“Existing and Replacement Portfolios—Substitution”) accompanying the cover letter for the proxy and on the second page of the “Voting Information Statement” so that the listings of each Existing and Replacement Portfolio indicate the related fund family.

Response: We have revised the charts as requested.

Comment #1B: Please use the defined terms consistently throughout the document. For example, the terms “Existing Portfolio” and “Replacement Portfolio” are defined in the first paragraph on page 1 of “Important Information to Help You Understand and Vote on the Proposed Substitution,” but do not appear on page 2 under the heading “How will the substitutions be accomplished?” Instead, the first sentence of that section refers to “existing investment options” and “replacement investment options.”

Response: We have revised the Proxy Statement to use the defined terms whenever appropriate.

The Horace Mann Companies  ●  1 Horace Mann Plaza  ●  Springfield, lllinoise 62715-0001

217-789-2500  ●  www.Horacemann.com

Comment #2A: Please revise the introductory narrative of the “Voting Information Statement” to provide an overview of the substitutions described in the proxy—a general comparison of the substitutions with respect to the investment objectives, principal investment strategies, investment risks, expenses, performance of the Existing Portfolios and the Replacement Portfolios; any differences should be highlighted as well.

Response: As you have suggested, we have revised the Proxy Statement to provide further detail, closely tracking the presentation of reasons for the proposed substitutions in the Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, that was filed on May 27, 2015 (File No. 812-14336) (the “Substitution Application”). The Commission issued an order approving the proposed substitutions on August 7, 2015. (Release No. IC-31714 (Jul. 13, 2015) (Notice); Release No. IC-31744 (Aug. 7, 2015) (Order)).

Comment #2B: Provide a table of contents for the “Voting Information Statement.”

Response: We have included a table of contents in the Voting Information Statement.

Comment #3A: Present the chart at the beginning of the “General Voting Information” section (beginning on page 6) of the proxy later in the document. This information—as well as the information in “V. Portfolios” and “VI. Management of the Portfolios” (see Comment #5A below)—should not precede the “Comparison of the Portfolios” section of the proxy.

Response: We have reordered the information in the Voting Information Statement so that the “Comparison of the Portfolios” section of the Proxy Statement precedes the chart that was at the beginning of the “General Voting Information” section, as well as the information from “V. Portfolios” and “VI. Management of the Portfolios.”

Comment #3B: Please explain the term “majority” as used in the second paragraph under the heading “I. Required Owner Vote” (page 9) and include a percentage. For example, is a “simple majority” being referred to here?

Response: We have changed all references from “majority” to “simple majority (over 50%)”.

Comment #3C: Please expand the discussion in the “General Voting Information” section to clarify the implications of the approvals of the Substitutions. More specifically, the approval of certain Substitutions signifies approval of higher combined management and 12b-1 fees (Substitutions 1 and 2), or the approval of potentially higher total net annual operating expenses (Substitutions 36, 37, 38, 39).

Response: We have revised the discussion under the heading “General Voting Information—Required Owner Vote” to include additional information about when approval of a substitution signifies: approval of higher (or the potential for higher) total net annual operating expenses, 12b-1 fees, or combined management fees and 12b-1 fees, under a Replacement Portfolio; or approval of the Replacement Portfolio’s reliance on (in Substitutions 1-11), or acknowledgment of a Replacement Portfolio’s authority to rely on (in Substitution 40), a “manager of managers” order. We note that certain of this information is reiterated in the sections of the Proxy Statement that provide: (i) information about the management of the Replacement Portfolios; and (ii) side-by-side comparisons of the Existing and Replacement Portfolios involved in the relevant substitutions.

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Comment #4: Please revise “II. Reasons for the Proposed Substitutions” so that it provides the same level of specificity as the corresponding section of the related amended and restated Substitution Application.

Response: We have provided more detail in this section of the Proxy Statement so that it tracks even more closely the discussion in the corresponding section of the Substitution Application.

Comment #5A: The descriptions of the Existing and Replacement Portfolios in “V. Portfolios”, and the information in “VI. Management of the Portfolios,” should not precede the “Comparison of the Portfolios” section of the proxy. (See related Comment #3A above.) Also, to streamline the presentation of information, these sections (V and VI) should be combined, as they were in the related amended and restated Substitution Application.

Response: We have combined what were previously sections V and VI of the Voting Information Statement in a new “Appendix A: The Existing Portfolios and the Replacement Portfolios.” We also have reorganized the Voting Information Statement so that the “Comparison of the Portfolios” section of the Proxy Statement precedes Appendix A.]

Comment #5B: For clarity, break out the descriptions of the Existing Portfolios and Replacement Portfolios in “V. Portfolios,” rather than organize this section by fund family (and describe both Existing and Replacement Portfolios). Please retain the parentheticals that indicate to which Substitution the Existing Portfolio or Replacement Portfolio is involved.

Response: We have reorganized the descriptions of the Existing Portfolios and Replacement Portfolios, as requested, and presented the information in new Appendix A: The Existing Portfolios and the Replacement Portfolios.

Comment #6A: Please revise the column headings in the “Comparison of Investment Objectives and Principal Investment Strategies” for each of the Substitutions described in “VII. Comparison of the Portfolios” to provide the name of the Existing Portfolio and the Replacement Portfolio.

Response: We have included the names of the Existing Portfolios and the Replacement Portfolios in the column headings, as requested.

Comment #6B: For each Substitution presented in “VII. Comparison of the Portfolios,” please add a comparison of principal investment risks to supplement the comparison of investment objectives and principal investment strategies that follows the chart in “A. Comparison of Investment Objectives and Principal Investment Strategies.” Also, please be sure to note any differences in investment objectives, principal investment strategies, and investment risks.

Response: As you requested, we have reorganized the side-by-side comparisons of the Existing Portfolio and the Replacement Portfolio in each proposed substitution in the “Comparison of Portfolios” section of the Voting Information Statement to track the presentation in the Substitution Application.

•	We have moved the information so that the chart at the beginning of each side-by-side comparison sets forth investment objectives, principal investment strategies, as well as principal investment risks.

•	We have incorporated the narrative comparing investment risks into the discussion of investment objectives and principal investment strategies that follows the chart.

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•	We have supplemented the narrative , as necessary, in noting differences between the Existing Portfolio and the corresponding Replacement Portfolio with respect to investment objectives, investment strategies and investment risks.

Comment #6C: Please provide a comparison of management fees and any 12b-1 fees. Accordingly, please change the subheading to “C. Comparison of Management Fees and 12b-1 Fees” and include listings for management fees and any 12b-1 fees in the chart.

Response: Because management fees and 12b-1 fees are also presented in a chart presenting a side-by-side comparison of total operating expenses and net operating expenses, we have revised the presentation and will highlight the comparison of management fees and any 12b-1 fees by:

•	removing the subheading “C. Comparison of Management Fees and 12b-1 Fees”;

•	including a listing of the management fees and any 12b-1 fees in a second chart under the subheading “Comparison of the Portfolios’ Fees and Other Expenses”; and

•	revising the introductory narrative for this second chart to include a comparison of the combined management fee and 12b-1 fee for the Existing Portfolio and the corresponding Replacement Portfolio.

Comment #7: Please include a brief summary of how Horace Mann will implement the Substitutions.

Response: We have added a brief summary of how Horace Mann will implement the substitutions in the “The Proposed Substitutions” section of the Voting Information Statement, which provides an overview of how Horace Mann plans to effectuate the proposed Substitutions.

Comment #8: Please provide “Tandy representations” along with the written responses to these comments.

Response: Horace Mann Life Insurance Company (“Company”) acknowledges that:

•	Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company, on behalf of the Horace Mann Life Insurance Company Separate Account and the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (collectively, the “Separate Accounts”), is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	the Company, on behalf of the Separate Accounts, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that we have responded fully to each of the above comments. If you have any additional comments or questions concerning the foregoing please contact Patrice Pitts at (202) 383-0548 or the undersigned at (217) 788-5706.

Sincerely,
/s/ Elizabeth E. Arthur

Elizabeth E. Arthur
Assistant General Counsel,
Horace Mann Life Insurance Company

Enclosure

cc:	Maureen Bolinger

Stephen E. Roth

Patrice M. Pitts

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HORACE MANN LIFE INSURANCE COMPANY

September 22, 2015

Dear Contract Owner:

You are receiving this proxy statement as a Horace Mann Life Insurance Company (“Horace Mann”, “we,” “us,” “our”) variable annuity contract (“Contract”) owner. We are requesting that you vote to approve the substitutions of shares of investment portfolios referenced in the chart below as “Replacement Portfolios” for shares of investment options that are currently available under your Contract (referenced in the chart below as “Existing Portfolios”). This package contains information about the proposed substitutions and the materials to use when casting your vote.

The proposed substitutions are part of an effort by Horace Mann to make its variable annuities more efficient to administer by offering a more streamlined array of diverse and high quality investment options that is concentrated in fewer fund families. We believe that the proposed substitutions are in the best interests of Contract owners. By eliminating overlapping investment options, we can offer more attractive variable annuities that involve a more manageable investment process for Contract owners.

To make the proposed substitutions, we must obtain the approval of the U.S. Securities and Exchange Commission (“SEC”) and of a simple majority (over 50%) in interest of owners of individual Contracts and group Contract participants who have contract value invested in the Existing Portfolios as of July 31, 2015. The SEC issued an exemptive order approving the proposed substitutions on August 7, 2015.

Your vote and participation are extremely important, and voting is quick and easy. Please read carefully the enclosed Voting Information Statement for details about the proposed substitutions. For your vote to be given effect, we must receive your voting instructions by one of the methods described on the enclosed voting instructions card(s) no later than 11:59 p.m. Eastern Time on Monday November 30, 2015. Please vote on all voting instructions card(s) that you receive.

If you have any questions before you vote, please call Horace Mann at 855-806-7765. We will be happy to help you get your vote in quickly. Thank you for your cooperation in this important initiative.

Very truly yours,

/s/ Matthew P. Sharpe

[Matthew P. Sharpe]

Executive Vice President

Horace Mann Life Insurance Company

EXISTING AND REPLACEMENT PORTFOLIOS FOR PROPOSED SUBSTITUTIONS

Substitution No.	Existing Portfolio	Replacement Portfolio
1	Wilshire 5000 IndexSM Fund (Institutional Class )	Fidelity VIP Index 500 Portfolio (Service Class 2)
2	Wilshire 5000 IndexSM Fund (Investment Class)
3	Fidelity VIP Growth & Income Portfolio (Service Class 2)
4	Davis Value Portfolio
5	T. Rowe Price Equity Income Portfolio—II
6	Wilshire Large Company Value Portfolio (Investment Class)
7	Fidelity VIP Growth Portfolio (Service Class 2)
8	Wilshire Large Company Growth Portfolio (Institutional Class)
9	Wilshire Large Company Growth Portfolio (Investment Class)
10	Delaware VIP U.S. Growth Series (Service Class)
11	AllianceBernstein Large Cap Growth Portfolio (Class B)

12	Dreyfus MidCap Stock Portfolio (Service Shares)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
13	Fidelity VIP Mid Cap Portfolio (Service Class 2)
14	Rainier Small/Mid Cap Equity Fund (Original Class)
15	Ariel Appreciation Fund (Investor Class)
16	Goldman Sachs Mid Cap Value Fund (Service Shares)
17	American Century VP Mid Cap Value Fund (Class 1)
18	Wells Fargo Advantage VT Opportunity Fund (Class 2)
19	AllianceBernstein Small/Mid Cap Value Portfolio (Class B)
20	Ariel Fund (Investor Class)
21	Lord Abbett Growth Opportunities Portfolio (Class VC)
22	Putnam VT Multi-Cap Growth Fund (IB Shares)
23	Delaware VIP Smid Cap Growth Series (Service Class)

24	Goldman Sachs Small Cap Equity Insights Fund (Institutional Shares)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
25	Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares)
26	Neuberger Berman Genesis Fund (Advisor Class)
27	T. Rowe Price Small-Cap Stock Fund (Advisor Class)
28	T. Rowe Price Small-Cap Value Fund (Advisor Class)
29	Wilshire Small Company Value Portfolio (Investment Class)
30	Royce Small-Cap Portfolio (Investment Class)
31	AllianceBernstein Small Cap Growth Portfolio (Class B)
32	Wilshire Small Company Growth Portfolio (Investment Class)

33	Delaware VIP REIT Series (Service Class)	Fidelity VIP Real Estate Portfolio (Service Class 2)
34	Fidelity VIP High Income Portfolio (Service Class 2)	Franklin High Income VIP Fund (Class 2)
35	Ibbotson Conservative ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 20% Portfolio (Service Class 2)
36	Ibbotson Income and Growth ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 50% Portfolio (Service Class 2)
37	Ibbotson Balanced ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 60% Portfolio (Service Class 2)
38	Ibbotson Growth ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 70% Portfolio (Service Class 2)
39	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 85% Portfolio (Service Class 2)

40	Fidelity VIP Emerging Markets Portfolio—Service Class 2	American Funds New World Fund (Class 4)

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IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE

PROPOSED SUBSTITUTIONS

What is happening?

Horace Mann Life Insurance Company (“Horace Mann”, “we,” “us,” “our”) is proposing to remove certain underlying investment options (“Existing Portfolios”) currently available under your variable annuity contract (“Contract”) and to replace those Existing Portfolios with other investment portfolios (“Replacement Portfolios”). Each replacement of an Existing Portfolio by a Replacement Portfolio is referred to as a “Substitution.” To make the proposed substitutions, we must obtain the approval of the U.S. Securities and Exchange Commission and of a simple majority (over 50%) in interest of Contract owners—i.e., owners of individual Contracts and group Contract participants—who have contract value invested in the Existing Portfolios as of July 31, 2015. The SEC issued an exemptive order approving the proposed substitutions on August 7, 2015.

Why is this happening?

Horace Mann strives to offer strong, attractive underlying investment options to our Contract owners, and the investment options that we offer are subject to regular review. After an extensive evaluation of all the investment options available under the Contracts, Horace Mann has determined that a more streamlined array of investment options would create a more manageable investment process for you as a Contract owner. In addition, during this evaluation Horace Mann found that the operations of certain of the Existing Portfolios were not meeting our expectations for levels of risk management and performance for investment options under the Contracts.

How does this benefit Contract owners?

After the proposed substitutions, the Contracts will offer a streamlined line-up of diverse, high-quality investment options. The streamlined line-up is designed to offer a more manageable investment process for our Contract owners.

In most cases, the Replacement Portfolio has a lower expense ratio than the corresponding Existing Portfolio. For a limited time period following the Substitution Date, Horace Mann will offer reimbursements only to those who are Contract owners on the Substitution Date and who on the Substitution Date had Contract value allocated to a subaccount invested in an Existing Portfolio with a lower expense ratio than the corresponding Replacement Portfolio. More specifically, for a period of two years following the Substitution Date, Horace Mann will reimburse such Contract owners to the extent that Replacement Portfolio’s net annual operating expenses (taking into account any fee waivers and expense reimbursements for such period) will not exceed, on an annualized basis, the net annual operating expenses (taking into account any fee waivers and expense reimbursements) of the corresponding Existing Portfolio as of the Existing Portfolio’s most recent fiscal year preceding the Substitution Date.

How will the substitutions be accomplished?

If the Substitutions are approved by the Contract owners through the voting process, all Contract owner assets in the Existing Portfolios on the effective date of the substitutions will be allocated to the Replacement Portfolios. The substitutions will take place at relative net asset value. Contract owners will not see a change in account value as a result of the substitutions, but may see a change in the number of units owned. Nor will Contract owners see a change in the amount of any Contract owner’s contract value or death benefit or in the dollar value of his or her investments in the investment options.

Contract owners will not incur any additional Contract fees or charges as a result of the substitutions, nor will their rights or Horace Mann’s obligations under the Contracts be altered in any way. All applicable expenses incurred in connection with the substitutions will be paid by Horace Mann. In addition, the substitutions will not subject Contract owners to any federal income tax liability.

How many votes am I entitled to cast?

Contract owners are entitled to cast one vote for every dollar of Contract value held by that Contract owner in an existing investment option.

How do I cast my votes?

You can vote by:

•	Completing and signing the enclosed voting instructions card and mailing it in the enclosed postage paid envelope;

•	Calling toll free 1-888-227-9349; or

•	Voting online at proxyonline.com.

We must receive your voting instructions no later than 11:59 p.m. Eastern Time on Monday November 30, 2015.

Previously submitted voting instructions may be revoked or changed by any of the voting methods described above, subject to the voting deadline noted above.

Can I view the proxy statement online?

Yes. You can view the proxy statement at proxyonline.com/docs/horacemann2015.pdf.

How can I find more information on the proxy and the proposed substitutions?

The enclosed Voting Information Statement provides more detail about the proposed substitutions, the investment portfolios that would be removed (i.e., the Existing Portfolios), and the investment portfolios that would replace the Existing Portfolios (i.e., the Replacement Portfolios). Additional information on any of the investment options available under the

Contracts — including the Existing Portfolios — can be found in the underlying fund prospectuses that are available on our website at www.horacemann.com or upon request by calling us at 855-806-7765.

If you have any questions about the materials you have received in this mailing, please call Horace Mann at 855-806-7765.

HORACE MANN LIFE INSURANCE COMPANY

Horace Mann Life Insurance Company Separate Account

Horace Mann Life Insurance Company Qualified Group Annuity Separate Account

One Horace Mann Plaza

Springfield, Illinois 62715

VOTING INFORMATION STATEMENT

September 22, 2015

Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)	100
Substitution 26:	102
Neuberger Berman Genesis Fund (Advisor Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)	102
Substitution 27:	106
T. Rowe Price Small-Cap Stock Fund (Advisor Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)	106
Substitution 28:	109
T. Rowe Price Small-Cap Value Fund (Advisor Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)	109
Substitution 29:	113
Wilshire Small Company Value Portfolio (Investment Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)	113
Substitution 30:	116
Royce Small-Cap Portfolio (Investment Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)	116
Substitution 31:	120
AllianceBernstein Small Cap Growth Portfolio (Class B) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)	120
Substitution 32:	124
Wilshire Small Company Growth Portfolio (Investment Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)	124
Substitution 33:	128
Delaware VIP REIT Series (Service Class) replaced by Fidelity VIP Real Estate Portfolio (Service Class 2)	128
Substitution 34:	131
Fidelity VIP High Income Portfolio (Service Class 2) replaced by Franklin High Income VIP Fund (Class 2)	131
Substitution 35:	135
Ibbotson Conservative ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 20% Portfolio (Service Class 2)	135
Substitution 36:	140
Ibbotson Income and Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 50% Portfolio (Service Class 2)	140
Substitution 37:	145
Ibbotson Balanced ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 60% Portfolio (Service Class 2)	145
Substitution 38:	149
Ibbotson Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 70% Portfolio (Service Class 2)	149
Substitution 39:	153
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 85% Portfolio (Service Class 2)	153
Substitution 40:	158

A. INTRODUCTION

Horace Mann Life Insurance Company (“Horace Mann”), on behalf of its separate accounts, Horace Mann Life Insurance Company Separate Account and Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (collectively, the “Separate Accounts”), is furnishing this Voting Information Statement to solicit votes from owners of individual variable annuity contracts and participants of group variable annuity contracts (each a “Contract” and collectively, the “Contracts”) issued by Horace Mann having contract value allocated to the investment divisions of the Separate Accounts (“Subaccounts”) that invest in shares of one or more of the investment options available under the Contracts noted in the chart below (each an “Existing Portfolio”). (Owners of individual Contracts and group Contract participants are referred to herein collectively as “Owners,” and each as an “Owner,” “you” or “your.”) This Voting Information Statement and each accompanying voting instructions card is being furnished to Owners on or about September 22, 2015. (Refer to Appendix B for additional information about Horace Mann, the Separate Accounts and the Contracts.)

By the terms of each Contract and as set forth in the prospectuses for those Contracts, Horace Mann has reserved the right to substitute shares of each of the investment choices under your Contract (each an “underlying fund”) for shares of another underlying fund, including an underlying fund mapped by a different fund manager. Horace Mann’s ability to carry out a proposed Substitution is conditioned on its obtaining the approval of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”). The SEC issued an exemptive order approving the proposed Substitutions on August 7, 2015. The SEC’s approval of a proposed Substitution is subject to certain conditions, including that Horace Mann receives the requisite approval from Owners entitled to vote (i.e., those Owners who have contract value invested in a Subaccount investing in an Existing Portfolio as of the Record Date).

Accordingly, Horace Mann is requesting a vote to approve or disapprove the substitution of shares of the portfolios noted in the chart below (each referred to herein as a “Replacement Portfolio”) for shares of the Existing Portfolios noted in the chart below. The proposed substitutions will be referred to collectively as “Substitutions,” and each of the following proposed substitutions will be referred to as a “Substitution.” As an Owner having contract value in a Subaccount investing in shares of one or more of the Existing Portfolios as of the close of business on July 31, 2015 (the “Record Date”), you are entitled to vote such contract value on one or more of the proposed Substitutions noted in the chart below.

Horace Mann evaluated each Replacement Portfolio offered under the Contracts to ensure that the proposed substitutions would offer the same diversity of investment options from well-known and established fund families as is currently available under the Contracts, while simultaneously simplifying the current lineup of over 50 investment options. By eliminating overlapping investment options, Horace Mann can present a more consolidated and less complex menu of investment options under the affected Contracts. Horace Mann believes that a reduced number of investment options will assist the Contract owner (or prospective Contract owner) in making an informed investment decision regarding the allocation of premium payments and Contract value and make the investment decision process more manageable.

Horace Mann has reviewed each proposed substitution with the goal of offering Contract owners investment options that are consistent with respect to asset class, management, and investment objective, and that may be positioned to provide better risk-adjusted returns. The proposed substitutions involve substituting a Replacement Portfolio for an Existing Portfolio with very similar — and at times, substantially identical—investment objectives, investment strategies and principal risks. In this regard, the expectations of Contract owners should continue to be met after the proposed substitutions.

Through the proposed substitutions, Horace Mann seeks to replace investment choices in the current lineup with investment choices with lower expenses and with investment performance that has been comparable to that of the Existing Portfolios. Horace Mann does note that not all Substitutions will result in lower expense ratios and in those cases Horace Mann will cap the annual operating expenses on the Replacement Portfolio for a period of 24 months after the Substitution.

Horace Mann is recommending a vote to approve the proposed Substitutions.

EXISTING AND REPLACEMENT PORTFOLIOS—SUBSTITUTIONS

Substitution No.	Existing Portfolio	Replacement Portfolio
1	Wilshire 5000 IndexSM Fund (Institutional Class )	Fidelity VIP Index 500 Portfolio (Service Class 2)
2	Wilshire 5000 IndexSM Fund (Investment Class)
3	Fidelity VIP Growth & Income Portfolio (Service Class 2)
4	Davis Value Portfolio
5	T. Rowe Price Equity Income Portfolio—II
6	Wilshire Large Company Value Portfolio (Investment Class)
7	Fidelity VIP Growth Portfolio (Service Class 2)
8	Wilshire Large Company Growth Portfolio (Institutional Class)
9	Wilshire Large Company Growth Portfolio (Investment Class)
10	Delaware VIP U.S. Growth Series (Service Class)
11	AllianceBernstein Large Cap Growth Portfolio (Class B)

EXISTING AND REPLACEMENT PORTFOLIOS—SUBSTITUTIONS

Substitution No.	Existing Portfolio	Replacement Portfolio

12	Dreyfus MidCap Stock Portfolio (Service Shares)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
13	Fidelity VIP Mid Cap Portfolio (Service Class 2)
14	Rainier Small/Mid Cap Equity Fund (Original Class)
15	Ariel Appreciation Fund (Investor Class)
16	Goldman Sachs Mid Cap Value Fund (Service Shares)
17	American Century VP Mid Cap Value Fund (Class 1)
18	Wells Fargo Advantage VT Opportunity Fund (Class 2)
19	AllianceBernstein Small/Mid Cap Value Portfolio (Class B)
20	Ariel Fund (Investor Class)
21	Lord Abbett Growth Opportunities Portfolio (Class VC)
22	Putnam VT Multi-Cap Growth Fund (IB Shares)
23	Delaware VIP Smid Cap Growth Series (Service Class)

24	Goldman Sachs Small Cap Equity Insights Fund (Institutional Shares)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
25	Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares)
26	Neuberger Berman Genesis Fund (Advisor Class)
27	T. Rowe Price Small-Cap Stock Fund (Advisor Class)
28	T. Rowe Price Small-Cap Value Fund (Advisor Class)
29	Wilshire Small Company Value Portfolio (Investment Class)
30	Royce Small-Cap Portfolio (Investment Class)
31	AllianceBernstein Small Cap Growth Portfolio (Class B)
32	Wilshire Small Company Growth Portfolio (Investment Class)

33	Delaware VIP REIT Series (Service Class)	Fidelity VIP Real Estate Portfolio (Service Class 2)
34	Fidelity VIP High Income Portfolio (Service Class 2)	Franklin High Income VIP Fund (Class 2)

35	Ibbotson Conservative ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 20% Portfolio (Service Class 2)
36	Ibbotson Income and Growth ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 50% Portfolio (Service Class 2)
37	Ibbotson Balanced ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 60% Portfolio (Service Class 2)
38	Ibbotson Growth ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 70% Portfolio (Service Class 2)
39	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Class II)	Fidelity VIP FundsManager 85% Portfolio (Service Class 2)

40	Fidelity VIP Emerging Markets Portfolio—Service Class 2	American Funds New World Fund (Class 4)

B. GENERAL VOTING INFORMATION

1. Required Owner Vote

Unless extended by Horace Mann, votes must be received from Owners by November 30, 2015 to be counted. Approval will be obtained by the affirmative vote of a simple majority (over 50%) of the outstanding interests in the Subaccount corresponding to the Existing Portfolio.

If Horace Mann does not receive Owner approval for all Substitutions, Horace Mann may decide to effect only those Substitutions that were approved by Owners. Approval will be obtained by the affirmative vote of Owners holding a simple majority (over 50%) of the outstanding interests in the Subaccount corresponding to the Existing Portfolio. Horace Mann will not effect any proposed Substitution if it does not receive approval from a simple majority (over 50%) of the outstanding interests in the applicable Subaccount investing in the relevant Existing Portfolio.

Any beneficial financial interest that Horace Mann may have in the Separate Accounts is immaterial in relation to the interests of Owners, and Horace Mann will not cast any votes. No individual who has been a director or executive officer of Horace Mann at any time since January 1, 2014, or any associate of such individual, has any substantial interest, direct or indirect, by security holdings or otherwise, in the proposed Substitutions.

Horace Mann is requesting approval of each of the proposed Substitutions from Contract owners owning interests in the applicable subaccount. With respect to the Substitution involving the Wilshire 5000 Index Portfolio (Institutional Class) and the (Fidelity VIP) Index 500 Portfolio, Contract owner approval of the proposed Substitution signifies approval of the Replacement Portfolio’s higher combined management fee and Rule 12b-1 fee. Similarly, with respect to those Substitutions for which the total net annual operating expenses for the Replacement Portfolio exceed those for the Existing Portfolio – i.e., Substitutions 37, 38 and 39—and for Substitution 36 — for which the total annual operating expense ratio of the Replacement Portfolio for the period covered by the most recent prospectus dated April 30, 2015 was lower than that of the Existing Portfolio for the same period only after taking into account any contractual fee waivers/expense reimbursements applied under the Replacement Portfolio—Owner approval signifies approval of the Replacement Portfolio’s potentially higher total net annual operating expenses. In addition, approval of any of Substitutions 1-11 signifies approval of the Replacement Portfolio’s (Fidelity VIP Index 500 Portfolio (Service Class 2)) reliance on an exemptive order from the SEC that permits the investment adviser, subject to approval of the Replacement Portfolio’s board of directors, to amend subadvisory agreements and/or replace or hire sub-advisors without shareholder approval. Similarly, approval of Substitution 40 involves the acknowledgment of the Replacement Portfolio’s (American Funds New World Fund) authority to rely on such an exemptive order from the SEC. (See Appendix A for more information about the management of each Existing Portfolio and each Replacement Portfolio.)

In addition, approval of any of Substitutions 1-11 signifies approval of the Replacement Portfolio’s (Fidelity VIP Index 500 Portfolio (Service Class 2)) reliance on an exemptive order from the SEC that permits the investment adviser, subject to approval of the Replacement Portfolio’s board of directors, to amend subadvisory agreements and/or replace or hire sub-advisors without shareholder approval. Similarly, approval of Substitution 40 involves the acknowledgment of the Replacement Portfolio’s (American Funds New World Fund) authority to rely on such an exemptive order from the SEC. (See Appendix A for more information about the management of each Existing Portfolio and each Replacement Portfolio.)

2. How to Vote

You may cast your vote(s) by: (1) filling out each enclosed voting instructions card and returning it to AST Fund Solutions, 55 Challenger Road, Suite 201, Ridgefield Park, NJ 07660; (2) using a toll-free telephone voting facility 888-227-9349 or (3) visiting an internet website at proxyonline.com. If you properly execute and return the enclosed voting instructions card (or cast your vote by telephone or internet) by Monday November 30, 2015, at 11:59 p.m. Eastern Time (the “Voting Deadline”), Horace Mann will count your vote when calculating the results of the solicitation. Horace Mann will disregard any voting instructions received after the Voting Deadline. Votes attributable to voting instructions cards that are properly executed and returned, but are not marked “Approve” or “Disapprove” the Substitutions or “Abstain”, will be counted as “Approve.” A vote to “Abstain” will have the effect of a vote to “Disapprove” the Substitutions.

Any Owner who has submitted voting instructions has the right to change his or her vote at any time before the Voting Deadline by: (1) submitting a letter requesting the change or a later-dated voting instructions card to AST Fund Solutions at the above listed address; or (2) casting another vote at the above listed telephone number or internet website. Any change must be received on or before the Voting Deadline. If Horace Mann does not receive sufficient votes to approve the Substitutions, it may extend the Voting Deadline and conduct a further solicitation of votes. Horace Mann will solicit votes primarily by mail. Horace Mann may supplement this effort by telephone calls, telegrams, e-mails, personal interviews, and other communications by officers, employees, and agents of Horace Mann or its affiliates, but no additional compensation will be paid by Horace Mann to such individuals for such solicitation. CSG and AST Fund Solutions will be retained by Horace Mann to assist in the solicitation process, and will be paid for its services by Horace Mann. Based on current estimates, Horace Mann anticipates that it will pay CSG and AST Fund Solutions between $343,446 and $565,132 for these services. The actual amount of these expenses will vary depending on a number of factors, such as the number of Owners contacted by CSG and AST Fund Solutions. Horace Mann will bear these costs and all other costs of soliciting votes.

3. Availability of Proxy Materials

These proxy materials contain important information regarding the Substitutions that you should know before providing voting instructions. You should retain these proxy materials for future reference. These proxy materials will be available at www.proxyonline.com/docs/horacemann2015.pdf on or about September 22, 2015.

C. THE PROPOSED SUBSTITUTIONS

1. The Transaction

Horace Mann and the Separate Accounts filed an application to the Commission seeking approval to engage in the proposed Substitutions on July 25, 2014, and an amended and restated application on May 27, 2015. On August 7, 2015, the Commission issued an order approving the proposed Substitutions. As of the effective date of each Substitution, the Separate Accounts intend to redeem shares of the Existing Portfolio in cash. To the extent that there are any “in kind” redemptions (i.e., for portfolio securities) of the Existing Portfolios, such redemptions will be effected as prescribed in the application to the Commission for approval to engage in the Substitutions noted above.

If approved by Owners, the proposed Substitutions will take place at relative net asset value with no change in the amount of any Owner’s contract value or death benefit or in the dollar value of his or her investments in the Subaccounts. Owners will not incur any additional Contract fees or charges as a result of the Substitutions, nor will their rights or Horace Mann’s obligations under the Contracts be altered in any way. The Substitutions will not change Owners’ insurance benefits under the Contracts. All applicable expenses incurred in connection with the Substitutions will be paid by Horace Mann. In addition, the Substitutions will not subject Owners to any federal income tax liability.

According to the most current prospectuses for the Existing Portfolios and the Replacement Portfolios noted below, the total annual expenses after any fee waiver and expense reimbursement (“total net annual operating expenses”) for the Replacement Portfolio exceed the total net annual operating expenses for the Existing Portfolio. For a limited time period following the Substitution Date, Horace Mann will offer reimbursements only to those who are Contract owners on the Substitution Date and who on the Substitution Date had Contract value allocated to a subaccount invested in an Existing Portfolio with a lower expense ratio than the corresponding Replacement Portfolio. More specifically, for a period of two years following the Substitution Date, Horace Mann will reimburse such Contract owners to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account any fee waivers and expense reimbursements for such period) will not exceed, on an annualized basis, the net annual operating expenses (taking into account any fee waivers and expense reimbursements) of the corresponding Existing Portfolio as of the Existing Portfolio’s most recent fiscal year preceding the Substitution Date. Thereafter, expenses of the Replacement Portfolio can vary from year to year and could exceed those of the Existing Portfolio. Any adjustments will be made at least on a quarterly basis. In addition, for a period of at least two years following the Substitution Date, Horace Mann will not increase the Contract fees and charges — including asset based charges such as mortality and expense risk charges deducted from the Subaccounts—that would otherwise be assessed under the terms of Contracts that are in force on the Substitution Date. This two-year limit on expenses is referred to hereinafter as the “Expense Limitation.”

Sub. No.	Existing Portfolio	Replacement Portfolio

37	Ibbotson Balanced ETF Asset Allocation Portfolio	Fidelity FundsManager 60% Portfolio

38	Ibbotson Growth ETF Asset Allocation Portfolio	Fidelity FundsManager 70% Portfolio

39	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	Fidelity FundsManager 85% Portfolio

Required Owner Vote. Owners are entitled to approve or disapprove the proposed Substitutions. A Substitution will not take place unless Horace Mann receives an affirmative vote of Owners holding a simple majority (over 50%) of the outstanding interests in the Subaccount corresponding to the Existing Portfolio as of the Record Date.

Horace Mann intends to effect the proposed Substitutions as soon as reasonably practicable following the requisite approval of Owners, and any approval required by state insurance regulators.

Transfer Rights. Redemptions and repurchases that occur in connection with effecting the proposed Substitutions will not count as a transfer for purposes of assessing transfer fees and will not be subject to any transfer limitations that may otherwise be imposed by Horace Mann under a Contract. By the terms of the Contracts (and as set forth in the prospectus for each Contract), an Owner can transfer account value among the Subaccounts during the accumulation period of the Contract. There are no limits on the number of transfers permitted each year, and Horace Mann does not assess a transfer charge on transfers among Subaccounts.

From May 1, 2015 through thirty (30) days following the Substitution Date, Owners may make one transfer of Contract value from the Subaccount investing in the Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available investment option under the Contract without charge (including any sales charges or surrender charges) and without imposing any transfer limitations. On the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge (including any sales charges or surrender charges) and without being subject to any limitations on transfers. Horace Mann will not exercise any right it may have under the Contracts to impose restrictions on transfers between Subaccounts for a period of at least thirty (30) days following the Substitution Date.

2. Reasons for the Proposed Substitutions

The proposed Substitutions are part of an overall business goal of Horace Mann to improve the administrative efficiency and cost-effectiveness, as well as the attractiveness to investors, of its variable annuity contracts. After an extensive review of all of the investment options available under the Contracts, Horace Mann has determined that a more streamlined array of investment options would permit Horace Mann to lower its costs of administering the Contracts while increasing its operational and administrative efficiencies. Additionally, the Substitutions would create a more manageable investment process for Owners, while maintaining a high quality and diverse, yet simplified, line-up of investment options across seven (7) asset classes.

Along with its investment consultant, Wilshire Associates, Inc., Horace Mann has engaged in a thorough review of the quality of all of the investment options offered under the Contracts. This due diligence review involved an evaluation of the investment performance, the investment strategy, and the investment advisers responsible for the management of the portfolios, with a view to past performance as well as future expectations, and comparisons of the investment performance of the investment options currently available under the Contracts with that of peer funds in the marketplace. Horace Mann also examined the level of investment by Owners in the current array of investment options available under its Contracts, the operating expenses of the investment options currently available under the Contracts, and how those expenses compared with those of peer funds or benchmarks. Ultimately, Horace Mann concluded it would be preferable to make alternative investment options available to both current and future Owners. To this end, Horace Mann designed the proposed Substitutions to provide current Owners an opportunity to continue their investment in substantially similar investment options without interruption and without cost to them.

Horace Mann believes that the proposed Substitutions would result in: (1) a simplified yet equally diverse array of investment options from well-known and established fund companies (as is currently available); (2) investment options that are consistent with respect to asset class, management, and investment objective, and that may be positioned to provide better risk-adjusted returns; (3) greater efficiencies in managing and administering contracts; and (4) enhanced risk management.

More specifically, the proposed Substitutions will streamline the current investment option lineup of over fifty (50) investment options by eliminating overlapping investment options, and will simplify the investment decision process for Owners by reducing the redundancy and the number of underlying fund prospectuses that an existing or prospective Contract owner must analyze to make an informed investment decision. Owners’ expectations will continue to be met following the Substitutions because each of the Replacement Portfolios has investment objectives, investment strategies, and principal risks that are similar, if not identical, to those of its corresponding Existing Portfolio. In this regard, it is notable that most of proposed Substitutions 1-32 involve replacement of Existing Portfolios that are actively managed funds with Replacement Portfolios—the Fidelity VIP Index 500 Portfolio, the Calvert VP S&P

MidCap 400 Index Portfolio, and the Dreyfus Small Cap Stock Index Portfolio—that are passively managed index funds. Actively managed funds build and maintain a portfolio by making deliberate decisions on securities to buy, sell or hold; managers of such funds generally seek to outperform a particular market index or strategy. By contrast, passively managed funds typically seek to match the holdings and returns of a particular market index benchmark. Tracking an index may not always be “safer” than active management. In rising markets (referred to as “bull markets”), index funds strive to match the upswing, but in a down cycle (referred to as a “bear market”), they may lose money by sticking to the index rather than taking steps to reduce risk. Because passively managed funds typically incur annual operating expenses that are lower than those of actively managed funds, Horace Mann anticipates that proposed Substitutions 1-32, in particular, will benefit Owners by lowering the annual operating expense ratios of the investment options available under the Contracts.

Further, Horace Mann believes that streamlining the number of underlying funds and fund companies available through the Contracts will simplify the administration of the Contracts, particularly with regard to communications with fund companies available through the Contracts and the preparation of reports and disclosure documents. Owners would benefit by receiving fewer and clearer mailings, and Horace Mann would correspondingly benefit from the cost savings associated with scheduling and aggregating fewer mailings. Further, Horace Mann anticipates that having fewer investment options will result in lower administrative costs, which could permit Horace Mann to allocate resources to provide additional Contract owner services and support.

In addition, Horace Mann believes that the proposed Substitutions may enhance its ability to manage the risks associated with providing death benefits and other guarantees under the Contracts and potentially have a positive impact on Horace Mann’s profitability and financial position which, in turn would allow Horace Mann to offer more competitively priced products in the future and continue to make guaranteed benefits available under the contracts that it offers.

For the reasons discussed below, Horace Mann believes that replacing the Existing Portfolios with the Replacement Portfolios, as noted above, is appropriate and in the best interests of Owners. Each Replacement Portfolio selected by Horace Mann has been chosen to correspond as closely as possible to the investment objective, principal investment strategies, and level of risk of the corresponding Existing Portfolio.

3. Implementation

Horace Mann will effect the Substitutions as soon as practicable following the approval of the Substitutions by a simple majority (over 50%) of the Contract owners. As of the effective date of the Substitutions, the Separate Accounts will redeem shares of the Existing Portfolios for cash. The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times.

4. Comparison of the Portfolios

The following discussions are primarily a summary of certain parts of the current prospectuses for each Existing Portfolio and each Replacement Portfolio. (Refer to Appendix A for additional information about the Existing Portfolios and the Replacement Portfolios and the management of the Existing Portfolios and Replacement Portfolios.) This Voting Information Statement is accompanied by the current prospectuses for the Existing Portfolios and the Replacement Portfolios, or Owners will have previously received such prospectuses. The most recent annual shareholder report and semi-annual shareholder report for the Replacement

Portfolios are available, without charge, upon request. As an Owner with contract value allocated to an Existing Portfolio, you should have received the most recent annual shareholder report and semi-annual shareholder report for that Existing Portfolio. Information contained in this Voting Information Statement is qualified by the more complete information set forth in such prospectuses and reports, which are incorporated by reference herein. (Refer to Appendix C for a listing of current prospectuses and the most recent annual and semi-annual reports for the Existing Portfolios and Replacement Portfolios.)

As noted below, the investment objectives and principal investment strategies of each Existing Portfolio and its corresponding Replacement Portfolio are substantially similar, and the types of investment advisory and administrative services provided to each Replacement Portfolio are comparable to the types of investment advisory and administrative services provided to the corresponding Existing Portfolio.

Substitutions 1 and 2:

Wilshire 5000 Index Fund (Institutional Class and Investment Class), replaced by

Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives,Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Wilshire 5000 Index Fund	Replacement Portfolio Fidelity VIP Index 500 Portfolio
Investment Objective	Investment Objective

To replicate as closely as possible the performance of the Wilshire 5000 IndexSM (the “Index”) before the deduction of Index Fund expenses.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.

Principal Investment Strategies	Principal Investment Strategies

•    Invests at least 80% of its assets in the common stock of companies included in the Index that are representative of the Index

•    Normally holds stocks representing at least 90% of the total market value of the Index

•    May invest in the common stock of companies of any size, including small-cap companies

•    Uses enhanced “stratified sampling” techniques—involving sector weighting and portfolio characteristics profiling—in an attempt to replicate the performance of the Index

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principle Investment Risks	Principle Investment Risks

• Equity risk • Index risk • Small-cap risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Wilshire 5000 Index Fund (Existing Portfolio) and the Fidelity VIP Index 500 Portfolio (Replacement Portfolio) have similar investment objectives in that each seeks results that correspond to the performance of an index that consists at least principally of equity securities of U.S.-headquartered issuers. The Wilshire 5000 Index Fund and the Fidelity VIP Index 500 Portfolio also have similar principal investment strategies, concentrating their investments in larger-capitalization companies.

Although differences in risks and investment objectives and strategies exist—e.g., the Existing Portfolio may incur somewhat greater investment risk from its incidental investment in small-cap companies—these differences should not subject Owners to materially greater risks than before the Substitution. The Existing Portfolio and the Replacement Portfolio have substantially comparable investment objectives and investment strategies; they generally invest in the same types of securities (e.g., equity securities), and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. Because both portfolios focus on equity securities that may appreciate in value and lack emphasis on those that provide income, both portfolios may experience greater volatility over time than funds that invest largely in income-bearing securities.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio (the Institutional Class and the Investment Class). Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio (the Institutional Class and/or the Investment Class).

	Wilshire 5000 Index Fund (Institutional Class)	Wilshire 5000 Index Fund (Investment Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.10%	0.10%	0.045%
12b-1 Fees	None	0.25%	0.25%
Other Expenses	0.34%	0.30%	0.055%
Total Operating Expenses	0.44%	0.65%	0.35%
Less Expense Waivers and Reimbursements	N/A	N/A	N/A
Net Operating Expenses	0.44%	0.65%	0.35%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee and the combined management fee and 12b-1 fee of the Replacement Portfolio are higher than those for the Existing Portfolio in Substitution #1 (Wilshire 5000 Index Fund (Institutional Class)). For Substitution #2, the 12b-1 fees for the Existing Portfolio (Wilshire 5000 Index Fund (Investment Class)) and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee for the Replacement Portfolio are lower than those for the Existing Portfolio.

	Existing Portfolio (Wilshire 5000 Index Fund—Institutional Class)	Existing Portfolio (Wilshire 5000 Index Fund—Investment Class)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management Fee	0.10%	0.10%	0.045%
12b-1 Fee	None	0,25%	0.25%

Total	0.10%	0.35%	0.295%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio – Wilshire 5000 Index Fund
Institutional Class	12.60%	15.10%	7.51%
Investment Class	12.38%	14.85%	7.29%
Wilshire 5000 Index (reflects no deduction for fees, expenses, or taxes)	12.73%	15.56%	8.00%
Replacement Portfolio Fidelity VIP Index 500 Portfolio
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitution 3:

Fidelity VIP Growth & Income Portfolio (Service Class 2) replaced by Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Growth & Income Portfolio	Fidelity VIP Index 500 Portfolio

Investment Objective	Investment Objective

Seeks high total return through a combination of current income and capital appreciation	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Principal Investment Strategies	Principal Investment Strategies

•    Normally invests a majority of assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation

•    May invest in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation

•    Invests in domestic and foreign issuers

•    Invests in either “growth” stocks or “value” stocks or both

•    Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principle Investment Risks	Principle Investment Risks

• Stock market volatility • Interest rate changes • Foreign exposure • Issuer-specific changes	• Stock market volatility • Issuer-specific changes • Correlation to index

While the stated investment objective of the Existing Portfolio is slightly different than that of the Replacement Portfolio, the primary benchmark of the Existing Portfolio is the S&P 500 Index, which the Replacement Portfolio seeks to replicate as a passively-managed fund. Furthermore, the Existing Portfolio and the Replacement Portfolio both invest primarily in large capitalization domestic equities.

The Fidelity VIP Growth & Income Portfolio and the Fidelity VIP Index 500 Portfolio have substantially comparable investment objectives and investment strategies; they generally invest in the same types of securities (e.g., equity securities), and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. It is notable that because the Existing Portfolio may invest in securities of foreign issuers, it assumes additional risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Fidelity VIP Growth & Income Portfolio (Service Class 2)	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.45%	0.045%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.13%	0.055%
Total Operating Expenses	0.83%	0.35%
Less Expense Waivers and Reimbursements	N/A	N/A
Net Operating Expenses	0.83%	0.35%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Fidelity VIP Growth & Income Portfolio)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management	0.45%	0.045%
12b-1	0.25%	0.25%
Total	0.70%	0.295%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Fidelity VIP Growth & Income Portfolio
Service Class 2	10.23%	15.06%	7.27%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%
Replacement Portfolio Fidelity VIP Index 500 Portfolio
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitution 4:

Davis Value Portfolio replaced by Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Davis Value Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Investment Objective	Investment Objective

Long-term growth of capital	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Principal Investment Strategies	Principal Investment Strategies

•    Invests principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by large companies with market capitalizations of at least $10 billion; historically, has invested a significant portion of its assets in financial services companies and in foreign companies, and may also invest in mid- and small-capitalization companies

•    Conducts extensive research to try to identify businesses that possess characteristics that investment adviser believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages.

•    Seeks equity securities that can be purchased at attractive valuations relative to their intrinsic value, with goal of investing in companies for the long term

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principle Investment Risks	Principle Investment Risks

•    Stock market risk

•    Manager risk

•    Common stock risk

•    Large-capitalization companies risk

•    Mid- and small-capitalization companies risk

•    Headline risk

•    Financial services risk

•    Foreign country risk

• Stock market volatility • Issuer-specific changes • Correlation to index

Existing Portfolio Davis Value Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

• Emerging market risk • Foreign currency risk • Depositary receipts risk • Fees and expenses risk

The Davis Value Portfolio (Existing Portfolio) and the Fidelity VIP Index 500 Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Existing Portfolio’s investment objective is long-term growth of capital, and the Replacement Portfolio seeks to replicate the performance of the S&P 500 Index. Both Portfolios invest most of their assets in the common stocks of large U.S. companies. The Existing Portfolio principally invests in common stocks issued by large U.S. companies with market capitalizations of at least $10 billion. The Replacement Portfolio invests at least 80% of its assets in common stocks included in the S&P 500 Index, which represents large U.S. companies’ stocks.

Both the Existing Portfolio and the Replacement Portfolio invest primarily in securities of large cap companies, with some differences in investment strategy-namely, the extent to which they invest in financial services companies and in foreign companies. According to its prospectus, the Existing Portfolio has historically invested in financial services companies. Marketing materials about the Replacement Portfolio indicate that the Replacement Portfolio has invested in financial services companies as well, and cite financial as one of the top market sectors for equities that comprise the assets of the Replacement Portfolio. With respect to investment in foreign securities, in contrast to the passively-managed Replacement Portfolio, the Existing Portfolio investment in foreign companies has been a byproduct of active management decisions by the fund manager; over the years, such out-of-benchmark investments in foreign companies have represented a minority of fund assets—the 15-year average allocation is approximately 10% of fund assets.

Although differences in risks and investment objectives and strategies exist, these differences should not introduce Owners to materially greater risks than before the Substitution. The Existing Portfolio and the Replacement Portfolio have substantially comparable investment objectives and investment strategies, and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. Because both portfolios focus on equity securities that may appreciate in value and lack emphasis on those that provide income, both portfolios may experience greater volatility over time than funds that invest largely in income-bearing securities. It is notable, however, that the Replacement Portfolio may expose Owners to less risk than the Existing Portfolio because the investment latitude of the Existing Portfolio to invest in foreign and domestic companies exposes Owners to currency and other risks associated with investment in foreign countries.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Davis Value Portfolio	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.55%	0.045%
12b-1 Fees	0.00%	0.25%
Other Expenses	0.07%	0.055%
Total Operating Expenses	0.62%	0.35%
Less Expense Waivers and Reimbursements	N/A	N/A
Net Operating Expenses	0.62%	0.35%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. Although the Replacement Portfolio has a 12b-1 fee and the Existing Portfolio does not, the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

	Existing Portfolio (Davis Value Portfolio)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management	0.55%	0.045%
12b-1	0.00%	0.25%
Total	0.55%	0.295%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio
Davis Value Portfolio	6.06%	11.57%	5.95%
S&P 500 Index	13.69%	15.45%	7.67%
Replacement Portfolio Fidelity VIP Index 500 Portfolio
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitution 5:

T. Rowe Price Equity Income Portfolio – II replaced by Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio T. Rowe Price Equity Income Portfolio II	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Investment Objective	Investment Objective

Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index.

Principal Investment Strategies	Principal Investment Strategies

•    Normally invests at least 80% of its net assets (including any borrowing for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued

•    Typically seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth.

•    Generally looks for companies in the aggregate with one or more of the following: (1) established operating history; (2) above-average dividend yield relative to the S&P 500; (3) low price/earnings ratio relative to the S&P 500; (4) a sound balance sheet and other positive financial characteristics; and (5) low stock price relative to a company’s underlying value

•    May deviate from its normal investment criteria, and purchase securities that the fund’s management believes will provide an opportunity for substantial appreciation

•    Most assets will typically be invested in U.S. common stocks, but may also invest in foreign stocks in keeping with the fund’s objectives

•    May sell securities to, among other reasons, secure gains, limit losses, or redeploy assets into more promising opportunities

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principle Investment Risks	Principle Investment Risks

• Active management risk • Risks of stock investing	• Stock market volatility • Issuer-specific changes

Existing Portfolio T. Rowe Price Equity Income Portfolio II	Replacement Portfolio Fidelity VIP Index 500 Portfolio

• Investment style risk • Dividend-paying stock risk • Market capitalization risk • Foreign investing risk	• Correlation to index

The T. Rowe Price Equity Income Portfolio – II (Existing Portfolio) and the Fidelity VIP Index 500 Portfolio (Replacement Portfolio) have similar investment objectives and strategies. Both portfolios concentrate their investments in the common stocks of large-capitalization U.S. companies. The Existing Portfolio seeks income and capital growth, which are both components of the S&P 500 Index.

The Existing Portfolio and the Replacement Portfolio have substantially comparable investment objectives and investment strategies, they generally invest in the same types of securities (e.g., equity securities), and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. It is notable, however, that the Replacement Portfolio may expose Owners to less risk than the Existing Portfolio because the investment latitude of the Existing Portfolio to invest in foreign and domestic companies exposes Owners to currency and other risks associated with investment in foreign countries.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	T. Rowe Price Equity Income Portfolio – II	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.85%	0.045%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.00%	0.055%
Total Operating Expenses	1.10%	0.35%
Less Expense Waivers and Reimbursements	N/A	N/A
Net Operating Expenses	1.10%	0.35%

The following chart compares management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio (T. Rowe Price Equity Income Portfolio – II)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management	0.85%	0.045%
12b-1	0.25%	0.25%
Total	1.10%	0.295%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio
T. Rowe Price Equity Income Portfolio – II	7.10%	12.98%	6.42%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%
Lipper Variable Annuity Underlying Equity Income Funds Average	9.51%	13.61%	6.72%
Replacement Portfolio Fidelity VIP Index 500 Portfolio
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitution 6:

Wilshire Large Company Value Portfolio (Investment Class) replaced by Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Wilshire Large Company Value Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Investment Objective	Investment Objective

To provide investment results of a portfolio of publicly traded common stocks of companies in the large cap value sub-category of the Wilshire 5000 Index.SM	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index.

Principal Investment Strategies	Principal Investment Strategies

•    Focuses on the large company value segment of the U.S. equity market.

•    Invests substantially all of its assets in the common stock of companies with larger market capitalizations—generally greater than $10 billion at the time of purchase.

•    Generally invests in companies with relatively low price to book value ratios, low price to earnings ratios and higher than average dividend yields

•    Uses a multi-manager strategy with multiple subadvisors who employ different strategies.

•    Los Angeles Capital seeks to generate incremental returns above the Portfolio’s benchmark, the Russell 1000 Value Index, while attempting to control investment risk relative to the benchmark.

•    Pzena Investment Management, LLC focuses exclusively on companies that it

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Existing Portfolio Wilshire Large Company Value Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

believes are underperforming their historically demonstrated earnings power; invests in a company only when it judges that the company’s problems are temporary, the company’s management has a viable strategy to generate earnings recovery, and believes there is meaningful downside protection in case the earnings recovery does not materialize

•    Systematic Financial Management, L.P. (“Systematic”) seeks to identify undervalued companies in the early stages of a fundamental improvement confirmed through one or more positive earnings catalysts that may provide superior long-term capital appreciation.

Principle Investment Risks	Principle Investment Risks

• Equity risk • Style risk • Multi-managed fund risk • Portfolio turnover risk • Foreign investment risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Wilshire Large Company Value Portfolio (Existing Portfolio) and the Fidelity VIP Index 500 Portfolio (Replacement Portfolio) have similar investment objectives in that each seeks results that correspond to the performance of an index that consists at least principally of equity securities of U.S.-headquartered issuers. The Wilshire Large Company Value Portfolio and the Fidelity VIP Index 500 Portfolio also have similar principal investment strategies, concentrating their investments in larger-capitalization companies.

The Existing Portfolio and the Replacement Portfolio have substantially comparable investment objectives and investment strategies. They generally invest in the same types of securities (e.g., equity securities), and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. Because both portfolios focus on equity securities that may appreciate in value and lack emphasis on those that provide income, both portfolios may experience greater volatility over time than funds that invest largely in income-bearing securities. It is notable, however, that the Replacement Portfolio may expose Owners to less risk than the Existing Portfolio because the investment latitude of the Existing Portfolio to invest in foreign and domestic companies exposes Owners to currency and other risks associated with investment in foreign countries.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Wilshire Large Company Value Portfolio (Investment Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.75%	0.045%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.30%	0.055%
Total Operating Expenses	1.30%	0.35%
Less Expense Waivers and Reimbursements	N/A	N/A
Net Operating Expenses	1.30%	0.35%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Wilshire Large Company Value Portfolio)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management	0.75%	0.045%
12b-1	0.25%	0.25%
Total	1.00%	0.295%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio – Wilshire Large Company Value Portfolio
Investment Class	10.77%	13.95%	6.20%
Russell 1000 Value Index (reflects no deduction for fees, expenses or taxes)	13.45%	15.42%	7.30%
Replacement Portfolio Fidelity VIP Index 500
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitution 7:

Fidelity VIP Growth Portfolio (Service Class 2) replaced by Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Fidelity VIP Growth Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Investment Objective	Investment Objective

The fund seeks to achieve capital appreciation	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Principal Investment Strategies	Principal Investment Strategies

•    Normally invests primarily in common shares of domestic and foreign issuers that investment adviser believes have above-average growth potential

•    Selects investments using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principle Investment Risks	Principle Investment Risks

• Stock market volatility • Foreign exposure • Issuer-specific changes • “Growth” investing	• Stock market volatility • Issuer-specific changes • Correlation to index

The Fidelity VIP Growth Portfolio (Existing Portfolio) and the Fidelity VIP Index 500 Portfolio (Replacement Portfolio) have similar investment objectives. The Fidelity VIP Growth Portfolio seeks to achieve capital appreciation and the Fidelity VIP Index 500 Portfolio seeks to track the S&P 500 Index, of which capital appreciation is a substantial component. The Fidelity VIP Growth Portfolio and the Fidelity VIP Index 500 Portfolio also have similar principal investment strategies, investing in common stock.

The Fidelity VIP Growth Portfolio and the Fidelity VIP Index 500 Portfolio have substantially comparable investment objectives and investment strategies, they generally invest in the same types of securities (e.g., equity securities), and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. Because both portfolios focus on equity securities that may appreciate in value and lack emphasis on those that provide income, both portfolios may experience greater volatility over time than funds that invest largely in income-bearing securities. It is notable, however, that the Replacement Portfolio may expose Owners to less risk than the Existing Portfolio because the investment latitude of the Existing Portfolio to invest in foreign and domestic companies exposes Owners to currency and other risks associated with investment in foreign countries.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Fidelity VIP Growth Portfolio (Service Class 2)	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.55%	0.045%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.10%	0.055%
Total Operating Expenses	0.90%	0.35%
Less Expense Waivers and Reimbursements	N/A	N/A
Net Operating Expenses	0.90%	0.35%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Fidelity VIP Growth Portfolio)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management	0.55%	0.045%
12b-1	0.25%	0.25%
Total	0.80%	0.295%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Fidelity VIP Growth Portfolio
Service Class 2	11.01%	16.42%	7.46%

Portfolio	1 Year	5 Years	10 Years
Russell 3000® Growth Index (reflects no deduction for fees, expenses, or taxes)	12.44%	15.89%	8.50%
Replacement Portfolio Fidelity VIP Index 500 Portfolio
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitutions 8 and 9:

Wilshire Large Company Growth Portfolio (Institutional Class) and (Investment Class) replaced by Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Wilshire Large Company Growth Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Investment Objective	Investment Objective

To provide investment results of a portfolio of publicly traded common stocks of companies in the large cap growth sub-category of the Wilshire 5000 IndexSM	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Existing Portfolio Wilshire Large Company Growth Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Principal Investment Strategies	Principal Investment Strategies

•    Focuses on the large company growth segment of the U.S. equity market

•    Invests substantially all of its assets in common stock of companies with larger market capitalizations—generally greater than $10 billion at the time of purchase

•    Invests in companies that historically have above average earnings or sales growth and retention of earnings; often such companies have above average price to earnings ratios

•    Uses a multi-manager strategy with multiple subadvisors who employ different strategies

•    Cornerstone focuses broadly on companies with over $1 billion in market capitalization, strong management with a proven track record, and a sustainable competitive advantage; employs short-term contrarian approach

•    Los Angeles Capital seeks to generate incremental returns above the Portfolio’s benchmark, the Russell 1000 Growth Index, while attempting to control investment risk relative to the benchmark

•    Victory employs a growth-oriented style using bottom-up fundamental company analysis; focuses on high-quality, large-capitalization equity securities that it believes are likely to produce superior earnings growth

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principle Investment Risks	Principle Investment Risks

• Equity risk • Style risk • Multi-managed fund risk • Portfolio turnover risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Wilshire Large Company Growth Portfolio (Existing Portfolio) and the Fidelity VIP Index 500 Portfolio (Replacement Portfolio) have similar investment objectives in that each seeks results that correspond to the performance of an index that consists of equity securities of large-capitalization U.S.-headquartered issuers. The Wilshire Large Company Growth Portfolio and the Fidelity VIP Index 500 Portfolio also have similar principal investment strategies, concentrating their investments in larger-capitalization companies.

The Wilshire Large Company Growth Portfolio and the Fidelity VIP Index 500 Portfolio have substantially comparable investment objectives and investment strategies, they generally invest in the same types of securities (e.g., equity securities of large-capitalization companies), and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. Because both portfolios focus on equity securities that may appreciate in value and lack emphasis on those that provide income, both portfolios may experience greater volatility over time than funds that invest largely in income-bearing securities.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Wilshire Large Company Growth Portfolio (Institutional Class)	Wilshire Large Company Growth Portfolio (Investment Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.75%	0.75%	0.045%
12b-1 Fees	N/A	0.25%	0.25%
Other Expenses	0.31%	0.38%	0.055%
Total Operating Expenses	1.06%	1.38%	0.35%
Less Expense Waivers and Reimbursements	N/A	N/A	N/A
Net Operating Expenses	1.06%	1.38%	0.35%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. Although for Substitution #8, the Replacement Portfolio has a 12b-1 fee and the Existing Portfolio does not, the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio (Wilshire Large Company Growth Portfolio (Institutional Class)). For Substitution #9, the 12b-1 fees for the Existing Portfolio (Wilshire Large Company Growth Portfolio (Investment Class)) and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Wilshire Large Company Growth Portfolio)(Institutional Class)	Existing Portfolio (Wilshire Large Company Growth Portfolio)(Investment Class)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management	0.75%	0.75%	0.045%
12b-1	N/A	0.25%	0.25%
Total	0.75%	1.00%	0.295%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Wilshire Large Company Growth Portfolio
Institutional Class	8.32%	13.79%	7.16%
Investment Class	7.97%	13.42%	6.80%
Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes)	13.05%	15.81%	8.49%
Replacement Portfolio Fidelity VIP Index 500 Portfolio
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitution 10:

Delaware VIP U.S. Growth Series (Service Class) replaced by Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Delaware VIP U.S. Growth Series	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Principal Investment Strategies	Principal Investment Strategies

•    Invests primarily in common stocks of companies that its investment manager believes have long-term capital appreciation potential and expects to grow faster than the U.S. economy

•    Using a bottom-up approach, the investment manager seeks to select securities the investment manager believes have large end-market potential, dominant business models, and strong free cash flow generation that are attractively priced compared to the intrinsic value of the securities; the investment manager also considers a company’s operational efficiencies, management’s plans for capital allocation, and the company’s shareholder orientation

•    Under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) are invested in U.S. investments

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Principle Investment Risks	Principle Investment Risks

• Market risk • Derivatives risk • Liquidity risk • Foreign risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The Delaware VIP U.S. Growth Series (Existing Portfolio) and the Fidelity VIP Index 500 Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Replacement Portfolio seeks investment results that correspond to the S&P 500 Index and the Existing Portfolio seeks long-term capital appreciation, a component of the S&P 500 Index. The Delaware VIP U.S. Growth Series and the Fidelity VIP Index 500 Portfolio also have similar principal investment strategies, concentrating its investments in U.S. common stocks.

The Existing Portfolio and the Replacement Portfolio have substantially comparable investment objectives and investment strategies, they generally invest in the same types of securities (e.g., equity securities), and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. Because both portfolios focus on equity securities that may appreciate in value and lack emphasis on those that provide income, both portfolios may experience greater volatility over time than funds that invest largely in income-bearing securities. It is notable, however, that the Replacement Portfolio may expose Owners to less risk than the Existing Portfolio because the investment latitude of the Existing Portfolio to invest in foreign and domestic companies exposes Owners to currency and other risks associated with investment in foreign countries.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Delaware VIP U.S. Growth Series (Service Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.65%	0.045%
12b-1 Fees	0.30%	0.25%
Other Expenses	0.09%	0.055%
Total Operating Expenses	1.04%	0.35%
Less Expense Waivers and Reimbursements	(0.05%)	N/A
Net Operating Expenses	0.99%	0.35%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Delaware VIP U.S. Growth Series)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management	0.65%	0.045%
12b-1	0.30%	0.25%

Total	0.95%	0.295%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Delaware VIP U.S. Growth Series
Service Class	12.48%	16.44%	8.66%
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	13.05%	15.81%	8.49%
Replacement Portfolio Fidelity VIP Index 500 Portfolio
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitution 11:

AllianceBernstein Large Cap Growth Portfolio (Class B) replaced by the Fidelity VIP Index 500 Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio AllianceBernstein Large Cap Growth Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Investment Objective	Investment Objective

Long-term growth of capital	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500 Index

Principal Investment Strategies	Principal Investment Strategies

•    Invests primarily in equity securities of a limited number of large, seasoned U.S. companies

•    Under normal circumstances, will invest at least 80% of its net assets in common stocks of U.S. companies with market capitalizations within the range of market capitalizations of companies appearing in the Russell 1000 Growth Index; may also invest in foreign securities.

•    Allocates the Portfolio’s investments among broad sector groups based on fundamental company research

•    Focus is on companies with high sustainable growth prospects, high or improving return on invested capital, transparent business models, and strong and lasting competitive advantages

•    May, at times, invest in shares of exchange-traded funds (“ETFs”) in lieu of making direct investments in securities.

•    May enter into derivatives transactions, such as options, futures contracts, forwards and swaps; these transactions may be used, for example, in an effort to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value

• Normally invests at least 80% of assets in common stocks included in the S&P 500® Index • May lend securities to earn income for the fund

Existing Portfolio AllianceBernstein Large Cap Growth Portfolio	Replacement Portfolio Fidelity VIP Index 500 Portfolio

Principle Investment Risks	Principle Investment Risks

• Market risk • Focused portfolio risk • Foreign (non-U.S.) risk • Derivatives risk • Management risk	• Stock market volatility • Issuer-specific changes • Correlation to index

The AllianceBernstein Large Cap Growth Portfolio (Existing Portfolio) and the Fidelity VIP Index 500 Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Replacement Portfolio seeks investment results that correspond to the S&P 500 Index and the Existing Portfolio seeks long-term growth of capital, a component of the S&P 500 Index. The Existing and Replacement Portfolios both concentrate their investments in larger-capitalization companies.

The Existing Portfolio and the Replacement Portfolio have substantially comparable investment objectives and investment strategies, they generally invest in the same types of securities (e.g., equity securities), and are subject to substantially the same types of risks. As with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to market risk. Loss of money is a significant risk of investing in either of these portfolios. Because both portfolios focus on equity securities that may appreciate in value and lack emphasis on those that provide income, both portfolios may experience greater volatility over time than funds that invest largely in income-bearing securities. It is notable, however, that the Replacement Portfolio may expose Owners to less risk than the Existing Portfolio because the Existing Portfolio may enter into derivative transactions, invest in foreign companies, and invest in exchange-traded funds (ETFs). More specifically, for example, the investment latitude of the Existing Portfolio to invest in foreign and domestic companies exposes Owners to currency and other risks associated with investment in foreign countries.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	AllianceBernstein Large Cap Growth Portfolio (Class B)	Fidelity VIP Index 500 Portfolio (Service Class 2)
Management Fees	0.75%	0.045%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.08%	0.055%
Total Operating Expenses	1.08%	0.35%
Less Expense Waivers and Reimbursements	N/A	N/A
Net Operating Expenses	1.08%	0.35%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio (AllianceBernstein Large Cap Growth Portfolio)	Replacement Portfolio (Fidelity VIP Index 500 Portfolio)
Management	0.75%	0.045%
12b-1	0.25%	0.25%

Total	1.00%	0.295

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio AllianceBernstein Large Cap Growth
Class B	13.84%	13.98%	7.48%
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	13.05%	15.81%	8.49%
Replacement Portfolio Fidelity VIP Index 500 Portfolio
Service Class 2	13.29%	15.07%	7.35%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.67%

Substitution 12:

Dreyfus MidCap Stock Portfolio (Service Shares) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Dreyfus MidCap Stock Portfolio	Calvert VP S&P MidCap 400

Investment Objective	Investment Objective

Seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the S&P MidCap 400 Index.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index.

Existing Portfolio	Replacement Portfolio

Dreyfus MidCap Stock Portfolio	Calvert VP S&P MidCap 400

Principal Investment Strategies	Principal Investment Strategies

•    To maintain a portfolio that has exposure to industries and market capitalizations that are generally similar to the S&P MidCap 400 Index, the fund’s benchmark, normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in growth and value stocks of mid-cap companies

•    Select stocks through a “bottom-up,” structured approach that seeks to identify undervalued securities using a quantitative ranking process.

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principle Investment Risks	Principle Investment Risks

• Risks of stock investing • Midsize company risk • Growth and value stock risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Dreyfus MidCap Stock Portfolio (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives in that each seeks results that correspond to the performance of the S&P MidCap 400 Index. The Existing Portfolio and Replacement Portfolio also have similar principal investment strategies, concentrating their investments in mid-capitalization companies.

The Dreyfus MidCap Stock Portfolio and the Calvert VP S&P MidCap 400 Index Portfolio have substantially comparable investment objectives and investment strategies. Because they generally invest in the same types of securities (e.g., equity securities of mid-capitalization companies), both Portfolios are subject to risks associated with investing in mid-cap companies. Further, as with any mutual fund that invests in equity securities, both the Existing Portfolio and Replacement Portfolio are subject to stock market risk. Any differences between the risks and investment objectives and strategies will not introduce Owners to materially greater risks than before the proposed Substitution.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Dreyfus MidCap Stock Portfolio (Service Shares)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.75%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.10%	0.15%
Total Operating Expenses	1.10%	0.75%
Less Fee Waivers and Expense Reimbursements	N/A	N/A
Net Operating Expenses	1.10%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Dreyfus MidCap Stock Portfolio)	Replacement Portfolio (Calvert VP S&P MidCap 400 Index Portfolio)
Management	0.75%	0.40%
12b-1	0.25%	0.20%

Total	1.00%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Dreyfus MidCap Stock Portfolio
Service Shares	11.76%	17.97%	8.16%
S&P MidCap 400 Index (reflects no deduction for fees, expenses or taxes)	9.77%	16.54%	9.71%
Replacement Portfolio Calvert VP S&P MidCap 400 Index
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 13:

Fidelity VIP Mid Cap Portfolio (Service Class 2) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Fidelity VIP Mid Cap Portfolio	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Seeks long-term growth of capital.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Normally invests primarily in common stocks

•    Normally invests at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the S&P MidCap 400 Index)

•    May invest in companies with smaller or larger market capitalizations

•    Invests in domestic and foreign issuers

•    Invests in “growth” or “value” stocks or both

•    Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances: will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principle Investment Risks	Principle Investment Risks

• Stock market volatility • Foreign exposure • Issuer-specific changes • Mid cap investing	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments inother investment companies • Futures and options risk

The Fidelity VIP Mid Cap Portfolio (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. Both portfolios concentrate their investments in the common stocks of mid-capitalization U.S. companies. Moreover, the S&P MidCap 400 Index is the benchmark index of both the Existing Portfolio and the Replacement Portfolio.

The Fidelity VIP Mid Cap Portfolio and the Calvert VP S&P MidCap 400 Index Portfolio have substantially comparable investment objectives and investment strategies, they generally invest in the same types of securities (i.e., equity securities of mid-capitalization companies), and are subject to substantially the same types of risks. Any differences in the risks and investment strategies of the Existing Portfolio and the Replacement Portfolio will not introduce Owners to materially greater risks than before the proposed Substitution. In this regard it is notable that the Existing Portfolio has the flexibility to invest in growth or value stocks, which may expose Owners to the additional risk that the intrinsic value of the stocks in which the Existing Portfolio invests will not be recognized by the broader market.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Fidelity VIP Mid Cap Portfolio (Service Class 2)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.55%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.08%	0.15%
Total Operating Expenses	0.88%	0.75%
Less Fee Waivers and Expense Reimbursements	N/A	N/A
Net Operating Expenses	0.88%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Fidelity VIP Mid Cap Portfolio)	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio)
Management	0.55%	0.40%
12b-1	0.25%	0.20%

Total	0.80%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Fidelity VIP Mid Cap Portfolio
Service Class 2	6.03%	13.60%	9.34%
S&P MidCap 400 Index (reflects no deduction for fees, expenses, or taxes)	9.77%	16.54%	9.71%
Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 14:

Rainier Small/Mid Cap Equity Fund (Original Class) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Rainier Small/Mid Cap Equity Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Seeks to maximize long-term capital appreciation.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Invests at least 80% of its net assets in the common stock of small- and mid-capitalization companies—i.e., companies that are members of, or fall within, the capitalization range inclusive of the Russell 2000 Index and the Russell Midcap Index

•    May invest up to 25% of its assets in foreign securities

•    May invest in initial public offerings (“IPOs”) and in exchange-traded funds (“ETFs”).

•    Focuses on companies that are likely to demonstrate superior earnings growth relative to their peers, and whose equities are selling at attractive relative valuations.

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances: will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principle Investment Risks	Principle Investment Risks

• Market risk • Management risk • Equities risk • Growth stock risk • Small- and mid-cap company risk • Foreign securities risk • IPO risk • ETF risk • Portfolio turnover risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Rainier Small/Mid Cap Equity Fund (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies, concentrating their investments in common stocks, including those of mid-capitalization U.S. companies. The Existing Portfolio and the Replacement Portfolio both invest primarily in domestic mid-capitalization equities. Although the fund manager for the

Existing Portfolio has the latitude to make investments in foreign companies, as stated in the prospectus for the Existing Portfolio, the Existing Portfolio does not expect to maintain significant positions in such securities. Notably, over the years, such investments have represented a minority of fund assets —the 10-year average allocation to foreign equities for the Existing Portfolio is 6% of fund assets.

Differences in risks and investment strategies exist, but these differences should not introduce Owners to materially greater risks than before the proposed Substitution. Although the investment strategies of the Existing Portfolio and the Replacement Portfolio differ — e.g., the Existing Portfolio may invest in foreign securities and ETFs, and the Replacement Portfolio may invest in derivatives — the principal investment strategy of the Rainier Small/Mid Cap Equity Fund Portfolio and the Calvert VP S&P MidCap 400 Index Portfolio is substantially similar, and both Portfolios generally invest in the same types of securities.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014 (as presented in the most recent prospectuses covering comparable time periods for the Existing Portfolio and the Replacement Portfolio), expressed as an annual percentage of average daily net assets of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Rainier Small/ Mid Cap Equity Fund (Original Shares)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.85%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.22%	0.15%
Total Operating Expenses	1.32%	0.75%
Less Fee Waivers and Expense Reimbursements	N/A	N/A
Net Operating Expenses	1.32%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio Rainier Small/Mid Cap Equity Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.85%	0.40%
12b-1	0.25%	0.20%

Total	1.10%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Rainier Small/Mid Cap Equity Fund
Original Shares	4.59%	14.09%	7.72%
Russell 2500TM Index (reflects no deduction for fees, expenses or taxes)	7.07%	16.36%	8.72%
Russell 2500TM Growth Index (reflects no deduction for fees, expenses or taxes)	7.05%	17.27%	9.37%
Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 15:

Ariel Appreciation Fund (Investor Class) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Ariel Appreciation Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Pursues long-term capital appreciation.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Invests in mid-sized undervalued companies that show strong potential for growth—generally seeking to invest in companies that are trading at a low valuation relative to potential earnings and/or a low valuation relative to intrinsic worth

•    Attempts to hold investments for a relatively long period of time, generally five years

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Investment Risks	Principal Investment Risks

•    Medium capitalization stocks held by the Fund could fall out of favor and returns would subsequently trail returns from the overall stock market. The performance of such stocks could also be more volatile.

•    The general level of stock prices could decline.

•    The intrinsic value of the stocks in which the Fund invests may never be recognized by the broader market.

•    The Fund often invests a significant portion of its assets in companies within the financial services and consumer discretionary sectors and its performance may suffer if these sectors underperform the overall stock market.

• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Ariel Appreciation Fund and the Calvert VP S&P MidCap 400 Index Portfolio have comparable investment objectives and investment strategies, they generally invest in the same types of securities (i.e., equity securities of mid-capitalization U.S. companies), and are subject to substantially the same types of risks. To the extent that differences in investment objectives, strategies and risks do exist, these differences should not introduce Owners to materially greater risk than before the proposed Substitution.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Ariel Appreciation Fund (Investor Class)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.69%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.18%	0.15%
Total Operating Expenses	1.12%	0.75%
Less Fee Waivers and Expense Reimbursements	N/A	N/A
Net Operating Expenses	1.12%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio Ariel Appreciation Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.69%	0.40%
12b-1	0.25%	0.20%

Total	0.94%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Ariel Appreciation Fund
Investor Class	8.15%	15.90%	8.56%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	13.69%	15.45%	7.67%
Russell Midcap® Value Index (reflects no deductions for fees, expenses or taxes)	14.75%	17.43%	9.43%
Russell Midcap® Index (reflects no deductions for fees, expenses or taxes)	13.22%	17.19%	9.56%
Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 16:

Goldman Sachs Mid Cap Value Fund (Service Shares) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A. Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Goldman Sachs Mid Cap Value Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Existing Portfolio Goldman Sachs Mid Cap Value Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio

Principal Investment Strategies	Principal Investment Strategies

•    Under normal circumstances, invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment

•    May invest in companies with public stock market capitalizations outside the range of companies constituting the Russell Midcap® Value Index at the time of investment, and in fixed income securities, such as government, corporate and bank debt obligations

•    Invests primarily in publicly traded U.S. securities; may also invest in foreign securities, including securities of issuers in countries with emerging markets or economies and securities quoted in foreign currencies

•    Equity investment process involves: (1) using multiple industry-specific valuation metrics to identify real economic value and company potential in stocks, screened by valuation, profitability and business characteristics; (2) conducting in-depth company research and assessing overall business quality; and (3) buying those securities that a sector portfolio manager recommends

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Investment Risks	Principal Investment Risks

• Investment style risk • Market risk • Mid-cap and small-cap risk • Stock risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Goldman Sachs Mid Cap Value Fund (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives in that the Existing Portfolio seeks long-term capital appreciation, a component of the S&P MidCap 400 Index. The Existing Portfolio and the Replacement Portfolio also have similar principal investment strategies, concentrating their investments in mid-capitalization companies.

There are differences in risks, investment objectives and investment strategies between the Existing Portfolio and the Replacement Portfolio, but these differences should not introduce Owners to materially greater risks than before the proposed Substitution. For example, although the Existing Portfolio may incidentally invest in foreign securities or companies outside the mid-cap range and the Replacement Portfolio may incidentally invest in derivatives and money market instruments, the primary investment strategies of both Portfolios are substantially similar and both Portfolios generally invest in the same types of securities.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Goldman Sachs Mid Cap Value Fund (Service Shares)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.80%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.07%	0.15%
Total Operating Expenses	1.12%	0.75%
Less Fee Waivers and Expense Reimbursements	(0.04%)	N/A
Net Operating Expenses	1.08%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio Goldman Sachs Mid Cap Value Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.80%	0.40%
12b-1	0.25%	0.20%

Total	1.05%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year and ten-year periods (or since inception for the Existing Portfolio) for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years / Since Inception
Existing Portfolio (inception: 1/09/06) Goldman Sachs Mid Cap Value Fund
Service Shares	13.29%	15.62%	8.07%
Russell Midcap® Value Index (reflects no deduction for fees, expenses, or taxes)	14.75%	17.42%	8.74%
Replacement Portfolio (10 years) Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 17:

American Century VP Mid Cap Value Fund (Class I) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio American Century VP Mid Cap Value Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Seeks long-term capital growth; income is a secondary objective	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Under normal market conditions, invests at least 80% of the fund’s assets in companies with market capitalization at the time of purchase that is within the capitalization range of the Russell 3000 Index, excluding the largest 100 such companies

•    Portfolio managers attempt to purchase the stocks of undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principle Investment Risks	Principle Investment Risks

• Mid cap stocks • Style risk • Foreign securities • IPO risk • Market risk • Price volatility • Redemption risk • Principal loss	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The American Century VP Mid Cap Value Fund (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives and both Portfolios follow the strategy of investing in the common stock of U.S. companies.

The American Century VP Mid Cap Value Fund and the Calvert VP S&P MidCap 400 Index Portfolio have comparable investment objectives and investment strategies and they generally invest in the same types of securities (e.g., mid-capitalization equity securities). As a result, both the Existing and Replacement Portfolios are subject to substantially the same types of risks, including market risk and mid-cap company risk. To the extent that differences in risks, investment objectives and investment strategies exist between the Existing Portfolio and the Replacement Portfolio, these differences should not introduce Owners to materially greater risks than before the proposed Substitution.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	American Century VP Mid Cap Value Fund (Class I)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	1.00%	0.40%
12b-1 Fees	N/A	0.20%
Other Expenses	0.01%	0.15%
Total Operating Expenses	1.01%	0.75%
Less Expense Waivers and Reimbursements	N/A	N/A
Net Operating Expenses	1.01%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. Although the Replacement Portfolio has a 12b-1 fee and the Existing Portfolio does not, the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio American Century VP Mid Cap Value Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	1.00%	0.40%
12b-1	N/A	0.20%

Total	1.00%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and 10-year periods (or since inception for the Existing Portfolio) for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years / Since Inception
Existing Portfolio (inception: 12/01/04) American Century VP Mid Cap Value Fund
Class I	16.42%	15.84%	10.19% (since 12/01/04)
Russell Midcap Value Index (reflects no deduction for fees, expenses or taxes)	14.75%	17.42%	9.42% (since 10/29/04)
Replacement Portfolio (10 years) Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 18:

Wells Fargo Advantage VT Opportunity Fund (Class 2) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Wells Fargo Advantage VT Opportunity Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Invest principally in equity securities of companies of all market capitalizations that the investment manager believes are underpriced yet have attractive growth prospects

•    Under normal circumstances, invest: (i) at least 80% of the Fund’s total assets in equity securities; and (ii) up to 25% of the Fund’s total assets in equity securities of foreign issuers, including ADRs and similar investments

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Investment Risks	Principal Investment Risks

• Foreign investment risk • Investment style risk • Management risk • Market risk • Small company securities risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Wells Fargo Advantage VT Opportunity Fund (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives in that the Existing Portfolio seeks capital appreciation and the Replacement Portfolio seeks to track the S&P MidCap 400 Index, which has capital appreciation as a component of its investment objective. Additionally, the Existing Portfolio and the Replacement Portfolio have comparable investment strategies. Although the fund manager of the Existing Portfolio has greater flexibility to invest across the market capitalization spectrum, both the Existing Portfolio and the Replacement Portfolio retain a significant focus on domestic mid-capitalization equities. Moreover, although the fund manager of the Existing Portfolio has the latitude to make investments in foreign companies, the 10-year average allocation to foreign equities for the Existing Portfolio is 6% of fund assets.

The Existing and Replacement Portfolios have substantially comparable investment objectives, they generally invest in the same types of securities (e.g., equity securities), and are subject to similar types of risks. To the extent that differences in risks, investment objectives and investment strategies exist between the Existing Portfolio and the Replacement Portfolio, these differences should not introduce Owners to materially greater risks than before the proposed Substitution. It is notable that while both the Existing Portfolio and the Replacement Portfolio invest primarily in equity securities, the Existing Portfolio manager’s latitude to invest in equity securities of foreign as well as domestic issuers exposes Owners to additional risks, such as currency risk and other risks associated with foreign investment. Moreover, the value oriented investment strategy of the Existing Portfolio exposes Owners to the risk that the intrinsic value of the stocks in which the Existing Portfolio invests will not be recognized by the broader market.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Wells Fargo Advantage VT Opportunity Fund (Class 2)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.65%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.17%	0.15%
Total Annual Portfolio Operating Expenses	1.07%	0.75%
Less Fee Waivers and Expense Reimbursements	(0.07%)	N/A
Net Operating Expenses	1.00%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio Wells Fargo Advantage VT Opportunity Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.65%	0.40%
12b-1	0.25%	0.20%

Total	0.90%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Wells Fargo Advantage VT Opportunity Fund
Class 2	10.42%	14.28%	8.34%
Russell 3000® Index (reflects no deduction for fees, expenses, or taxes)	12.56%	15.63%	7.94%
Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 19:

AllianceBernstein Small/Mid Cap Value Portfolio (Class B) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio AllianceBernstein Small/Mid Cap Value Portfolio	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Long-term growth of capital.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of small- to mid-capitalization companies—i.e., companies that, at the time of investment, fall within the capitalization range between (i) the smallest company in the Russell 2500® Value Index[1] and (ii) the greater of $5 billion or the market capitalization of the largest company in the Russell 2500® Value Index

•    Invests primarily in a diversified portfolio of equity securities of small- to mid-capitalization U.S. companies; may invest significantly in companies involved in certain sectors that constitute a material portion of the universe of small- and mid-capitalization companies, such as financial services and consumer services

•    Invests in companies that are determined by the investment adviser to be undervalued, using the Adviser’s fundamental value approach

•    May enter into derivatives transactions, such as options, futures, forwards and swaps; may invest in shares of exchange-traded funds in lieu of making direct investments in equity securities

•    May invest in securities issued by non-U.S. companies

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Investment Risk	Principal Investment Risk

• Market risk • Capitalization risk • Foreign (non-U.S.) risk • Currency risk • Derivatives risk • Management risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

[1]	The Russell 2500 Value Index includes 2,500 stocks of small- and mid-cap companies.

The AllianceBernstein Small/Mid Cap Value Portfolio (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Replacement Portfolio seeks investment results that correspond to the S&P MidCap 400 Index and the Existing Portfolio seeks long-term capital appreciation, a component of the S&P MidCap 400 Index. Additionally, the Existing and Replacement Portfolios have similar principal investment strategies, concentrating their investments in U.S. common stocks.

The AllianceBernstein Small/Mid Cap Value Portfolio and the Calvert VP S&P MidCap 400 Index Portfolio have similar investment objectives and investment strategies. The Existing Portfolio and the Replacement Portfolio generally invest in the same types of securities (i.e., equity securities) and expose Owners to overlapping risks, including market and management risks, and risks associated with investing in derivatives, options and futures. To the extent that the Existing Portfolio may invest in small- and mid-cap companies, investment in the Existing Portfolio exposes Owners to greater capitalization risk—as well as currency and other risks associated with foreign investment—than the Replacement Portfolio that invests primarily in domestic mid-cap companies. Moreover, the value oriented investment strategy of the Existing Portfolio exposes Owners to the risk that the intrinsic value of the stocks in which the Existing Portfolio invests will not be recognized by the broader market.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	AllianceBernstein Small/Mid Cap Value Portfolio (Class B)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.75%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.07%	0.15%
Total Operating Expenses	1.07%	0.75%
Less Fee Waivers and Expense Reimbursements	N/A	N/A
Net Operating Expenses	1.07%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio AllianceBernstein Small/Mid Cap Value	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.75%	0.40%
12b-1	0.25%	0.20%

Total	1.00%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio AllianceBernstein Small/Mid Cap
Class B	8.95%	15.49%	8.82%
Russell 2500® Value Index (reflects no deduction for fees, expenses, or taxes)	7.11%	15.48%	7.91%
Russell 2500® Index (reflects no deduction for fees, expenses, or taxes)	7.07%	16.36%	8.72%
Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 20:

Ariel Fund (Investor Class) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio
Ariel Fund	Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Ariel Fund pursues long-term capital appreciation.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Invests in small / mid-sized, U.S. companies that show strong potential for growth—generally seeking to invest in companies that are trading at a low valuation relative to potential earnings and/or a low valuation relative to intrinsic worth

•    Attempts to hold investments for a relatively long period of time, generally five years

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Investment Risks	Principal Investment Risks

•    Small and medium capitalization stocks held by the Fund could fall out of favor and returns would subsequently trail returns from the overall stock market; the performance of such stocks could also be more volatile

•    The general level of stock prices could decline

•    The intrinsic value of the stocks in which the Fund invests may never be recognized by the broader market

•    The Fund often invests a significant portion of its assets in companies within the financial services and consumer discretionary sectors and its performance may suffer if these sectors underperform the overall stock market

• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Ariel Fund (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Existing Portfolio’s investment objective is pursuing long-term capital appreciation, and the Replacement Portfolio seeks to track the S&P MidCap 400 Index, which has capital appreciation as a component of its investment objective. Further, both the Existing Portfolio and the Replacement Portfolio invest in mid-sized U.S. companies.

The Ariel Fund and the Calvert VP S&P MidCap 400 Index Portfolio have substantially comparable investment objectives and investment strategies and they generally invest in the same types of securities (i.e., both invest in equity securities of mid-sized U.S. companies). The Existing and Replacement Portfolios are subject to similar types of risks. It is notable that the Replacement Portfolio may expose Owners to less risk than the Existing Portfolio. For example, because the Replacement Portfolio does not invest in small-cap companies, it will not expose Owners to the investment risk that results from the potentially more volatile performance of small-cap stocks. Moreover, the value oriented investment strategy of the Existing Portfolio exposes Owners to the risk that the intrinsic value of the stocks in which the Existing Portfolio invests will not be recognized by the broader market.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Ariel Fund (Investor Class)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.58%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.20%	0.15%
Total Operating Expenses	1.03%	0.75%
Less Fee Waivers and Expense Reimbursements	N/A	N/A
Net Operating Expenses	1.03%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending September 30, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio Ariel Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.58%	0.40%
12b-1	0.25%	0.20%

Total	0.83%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Ariel Fund
Investor Class	10.95%	16.62%	7.16%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	13.69%	15.45%	7.67%
Russell 2500TM Value Index (reflects no deductions for fees, expenses or taxes)	7.11%	15.48%	7.91%
Russell 2000TM Value Index (reflects no deductions for fees, expenses or taxes)	4.22%	14.26%	6.89%
Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 21:

Lord Abbett Growth Opportunities Portfolio (Class VC) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Lord Abbett Growth Opportunities Portfolio	Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Seeks capital appreciation.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Existing Portfolio	Replacement Portfolio

Lord Abbett Growth Opportunities Portfolio	Calvert VP S&P MidCap 400 Index Portfolio

Principal Investment Strategies	Principal Investment Strategies

•    Under normal market conditions, invests at least 65% of its net assets in equity securities of mid-sized companies that show the potential for strong revenue and earnings growth

•    May invest in U.S. and foreign (which may include emerging market) companies; foreign companies may be traded on U.S. or non-U.S. securities exchanges and may include American Depositary Receipts (“ADRs”)

•    May invest in derivatives for risk management purposes, as well as for “speculative” purposes to increase its investment return or income

•    May invest its assets in a temporary defensive manner, in response to adverse economic, market or other unfavorable conditions

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Investment Risks	Principal Investment Risks

• Portfolio management risk • Market risk • Equity securities risk • Mid-sized company risk • Growth investing risk • Foreign company risk • High portfolio turnover risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Lord Abbett Growth Opportunities Portfolio (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Existing Portfolio’s investment objective is capital appreciation, and the Replacement Fund seeks to track the S&P MidCap 400 Index, which includes a capital appreciation component in its investment objective. The Existing and Replacement Portfolios both concentrate their investments in mid-capitalization companies and both Portfolios may invest in derivatives as an incidental investment strategy.

The Lord Abbett Growth Opportunities Portfolio and the Calvert VP S&P MidCap 400 Index Portfolio have similar investment objectives and investment strategies and they generally invest in the same types of securities (i.e., equity securities of mid-capitalization companies). As such, the Existing Portfolio and Replacement Portfolio are subject to substantially the same types of risks. It is notable, however that the Replacement Portfolio may expose Owners to less risk than the Existing Portfolio because the investment latitude of the Existing Portfolio to invest in foreign and domestic companies exposes Owners to currency and other risks associated with investment in foreign countries.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Lord Abbett Growth Opportunities Portfolio (Class VC)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.80%	0.40%
12b-1 Fees	N/A	0.20%
Other Expenses	0.52%	0.15%
Total Operating Expenses	1.32%	0.75%
Less Fee Waivers and Expense Reimbursements	(0.12%)	N/A
Net Operating Expenses	1.20%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. Although the Replacement Portfolio has a 12b-1 fee and the Existing Portfolio does not, the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio Lord Abbett Growth Opportunities Portfolio	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.80%	0.40%
12b-1	N/A	0.20%

Total	0.80%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Lord Abbett Growth Opportunities Portfolio
Class VC Shares	6.07%	12.90%	8.48%

Portfolio	1 Year	5 Years	10 Years
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	11.90%	16.94%	9.43%
Russell Midcap® Index (reflects no deduction for fees, expenses, or taxes)	13.22%	17.19%	9.56%
Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 22:

Putnam VT Multi-Cap Growth Fund (IB Shares) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Putnam VT Multi-Cap Growth Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Seeks long-term capital appreciation.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

Invests mainly in common stocks of U.S. companies of any size, with a focus on growth stocks, taking into account, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

Principal Investment Risks	Principal Investment Risks

• Market risk • Small- and mid-cap company risk • Growth investing risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Putnam VT Multi-Cap Growth Fund (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Existing Portfolio’s investment objective is long-term capital appreciation, and the Replacement Fund seeks to track the S&P MidCap 400 Index, which has capital appreciation as a component of its investment objective. Additionally, the Existing and Replacement Portfolios both concentrate their investments in equity securities of U.S. companies.

The Putnam VT Multi-Cap Growth Fund and the Calvert VP S&P MidCap 400 Index Portfolio have comparable investment objectives and strategies. The Existing and Replacement Portfolios also are subject to similar risks, including market risk and risks associated with investing in mid-cap companies. Notably, however, the greater investment latitude of the

Existing Portfolio—particularly the flexibility to invest in stocks of small-cap companies—exposes Owners to potentially greater investment risk than does the Replacement Portfolio because of the increased volatility of the performance of small-cap (vs. mid-cap) stocks.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Putnam VT Multi-Cap Growth Fund (IB Shares)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.55%	0.40%
12b-1 Fees	0.25%	0.20%
Other Expenses	0.12%	0.15%
Total Operating Expenses	0.92%	0.75%
Less Fee Waivers and Expense Reimbursements	N/A	N/A
Net Operating Expenses	0.92%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio Putnam VT Multi-Cap Growth Fund	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.55%	0.40%
12b-1	0.25%	0.20%

Total	0.80%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio - Putnam VT Multi-Cap Growth Fund
Class IB	13.49%	15.46%	7.69%
Russell 3000 Growth Index (no deduction for fees or expenses)	12.44%	15.89%	8.50%
Replacement Portfolio - Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 23:

Delaware VIP Smid Cap Growth Series (Service Class) replaced by Calvert VP S&P MidCap 400 Index Portfolio (Class F)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Delaware VIP Smid Cap Growth Series	Calvert VP S&P MidCap 400 Index Portfolio

Investment Objective	Investment Objective

Seeks long-term capital appreciation.	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index, an unmanaged index of common stocks comprised of 400 common stocks of mid-sized U.S. companies.

Principal Investment Strategies	Principal Investment Strategies

•    Invests primarily in common stocks of growth-oriented companies that investment manager believes have long-term capital appreciation potential and expects to grow faster than the U.S. economy

•    Under normal circumstances, invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of small-and mid-capitalization companies—small-market capitalization companies are those companies whose market capitalization is similar to the market capitalization of companies in the Russell 2000® Growth Index[2], and mid-market capitalization companies are those companies whose market capitalization is similar to the market capitalization of companies in the Russell Midcap® Growth Index[3]

•    Investment manager uses a “bottom-up” approach to select securities of companies that it believes have attractive end market potential, dominant business models, and strong free cash flow generation that are attractively priced compared to intrinsic value of the securities

•    Invests primarily in common stocks of the companies that comprise the S&P MidCap 400 Index; may also invest in Standard & Poor’s MidCap Depositary Receipts® or other investment companies that provide exposure to the S&P MidCap 400 Index

•    Incidental to its main strategy, may hold derivatives, such as options, futures, and options on futures

•    Under normal circumstances, will invest at least 80% of its net assets in investments with economic characteristics similar to midcap stocks as represented in the S&P MidCap 400 Index, and may also be invested in money market instruments pending investment or to meet redemption requests or other needs for liquid assets

[2]	The Russell 2000 Growth Index measures the performance of the small-cap growth segment of the U.S. equity marketplace.
[3]	The Russell Midcap Growth Index measures the performance of the mid-cap growth segment of the U.S. equity marketplace.

Existing Portfolio	Replacement Portfolio

Delaware VIP Smid Cap Growth Series	Calvert VP S&P MidCap 400 Index Portfolio

Principal Investment Risks	Principal Investment Risks

• Investments not guaranteed by the manager or its affiliates • Market risk • Limited number of stocks risk • Small- and/or medium-sized company risk • Derivative risk • Foreign risk • Liquidity risk	• Management risk • Stock market risk • Index tracking risk • Common stock risk • Mid-cap company risk • Investments in other investment companies • Futures and options risk

The Delaware VIP Smid Cap Growth Series (Existing Portfolio) and the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Existing Portfolio’s investment objective is long-term capital appreciation, and the Replacement Fund seeks to track the S&P MidCap 400 Index, which includes a capital appreciation component in its investment objective. The Existing and Replacement Portfolios both concentrate their investments in equity securities, including mid-capitalization companies in the U.S.

The Delaware VIP Smid Cap Growth Series and the Calvert VP S&P MidCap 400 Index Portfolio have substantially comparable investment objectives and investment strategies, and are subject to similar risks including market risk. It is notable, however, that the flexibility of the Existing Portfolio to invest in the stocks of small-cap companies exposes Owners to potentially greater investment risk because of the increased volatility of the performance of small-cap stocks (vs. stocks of larger market capitalization).

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Delaware VIP Smid Cap Growth Series (Service Class)	Calvert VP S&P MidCap 400 Index Portfolio (Class F)
Management Fees	0.74%	0.40%
12b-1 Fees	0.30%	0.20%
Other Expenses	0.09%	0.15%
Total Operating Expenses	1.13%	0.75%
Less Fee Waivers and Expense Reimbursements	(0.05%)	N/A
Net Operating Expenses	1.08%	0.75%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio’ Delaware VIP Smid Cap Growth Series	Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Management	0.74%	0.40%
12b-1	0.30%	0.20%

Total	1.04%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Delaware VIP Smid Cap Growth Series
Service Class	2.87%	18.69%	10.42%
Russell 2500 Growth Index (reflects no deduction for fees, expenses, or taxes)	7.05%	17.27%	9.37%
Replacement Portfolio Calvert VP S&P MidCap 400 Index Portfolio
Class F	9.00%	15.67%	8.87%
S&P MidCap 400 Index (reflects no deduction for fees or expenses)	9.77%	16.54%	9.71%
Lipper VA Mid-Cap Core Funds Average	9.29%	15.39%	8.48%

Substitution 24:

Goldman Sachs Small Cap Equity Insights Fund (Institutional Shares) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Goldman Sachs Small Cap Equity Insights Fund	Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

The Fund seeks long-term growth of capital	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion

Principal Investment Strategies	Principal Investment Strategies

•    Invests, under normal circumstances, at least 80% of net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States, with public stock market capitalizations similar to that of the range of the market capitalizations of companies constituting the Russell 2000® Index at the time of investment

•    May also invest in securities outside the Russell 2000® capitalization range, as well as in fixed income securities that are considered to be cash equivalents

•    Selects investments using fundamental research and a variety of quantitative techniques based on certain investment themes, including, among others, Valuation, Quality and Momentum

•    Attempts to maximize expected return while maintaining risk, style, capitalization, and other characteristics similar to the Russell 2000® Index

•    Investment style may result in frequent trading and relatively high portfolio turnover

•    Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•    Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Investment Risks	Principal Investment Risks

• Investment style risk • Management risk • Market risk • Mid-cap and small-cap risk • Portfolio turnover rate risk • Stock risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Goldman Sachs Small Cap Equity Insights Fund (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have similar investment objectives. The Existing Portfolio’s investment objective is long-term growth of capital, and the Replacement Fund seeks to track the S&P SmallCap 600 Index, which includes capital appreciation as a component of its investment objective. The Existing Portfolio and Replacement Portfolio also have similar principal investment strategies, concentrating their investments in small-capitalization companies.

The Existing Portfolio and the Replacement Portfolio have comparable investment objectives and investment strategies. Consequently, the Existing and Replacement Portfolios are generally subject to the same types of risks, including, for example, market risk. Any differences in risks and investment objectives and strategies should not introduce Owners to materially greater risks than before the proposed Substitution. It is notable that because the Existing Portfolio employs an investment style that may result in frequent trading, it exposes Owners to the additional risk that results from relatively high portfolio turnover. In addition, to the extent that it can invest in stocks of foreign issuers that are traded in the U.S., the Existing Portfolio also exposes Owners (albeit to a limited extent) to risks associated with foreign investment.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be considerably lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Goldman Sachs Small Cap Equity Insights Fund (Institutional Shares)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fees	0.75%	0.35%
12b-1 Fees	N/A	0.25%
Other Expenses	0.29%	0.03
Total Operating Expenses	1.04%	0.63%
Less Fee Waivers and Expense Reimbursements	(0.21%)	(0.03%)
Net Operating Expenses	0.83%	0.60%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. Although the Replacement Portfolio has a 12b-1 fee and the Existing Portfolio does not, the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio Goldman Sachs Small Cap Equity Insights Fund	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Management	0.75%	0.35%
12b-1	N/A	0.25%

Total	0.75%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio
Institutional Shares	6.93%	16.46%	6.03%
Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	4.89%	15.54%	7.76%
Replacement Portfolio
Service Shares	5.12%	16.72%	8.59%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	5.76%	17.27%	9.02%

Substitution 25:

Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Lazard Retirement US Small-Mid Cap Equity Portfolio	Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

Seeks long-term capital appreciation	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Principal Investment Strategies	Principal Investment Strategies

•    Under normal circumstances, invests at least 80% of its assets in equity securities of small- to mid-cap U.S. companies

•    May invest up to 20% of its assets in securities of larger or smaller U.S. or non-U.S. companies

•    Attempts to construct a diversified portfolio that maintains sector and industry balance, using investment opportunities identified through bottom-up fundamental research

•    Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•    Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Investment Risks	Principal Investment Risks

• Market risk • Issuer risk • Small- and mid-cap companies risk • Value Investing risk • Non-U.S. securities risk • High portfolio turnover	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Lazard Retirement US Small-Mid Cap Equity Portfolio (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Existing Portfolio’s investment objective seeks long-term capital appreciation, and the Replacement Fund seeks to match the performance of the S&P SmallCap 600 Index, which includes a capital appreciation component in its investment objective. Moreover, both the Existing Portfolio and the Replacement Portfolio invest primarily in small-cap U.S. companies.

Any differences in risks and investment objectives and strategies should not introduce Owners to materially greater risks than before the proposed Substitution. For example, although the Existing Portfolio has greater latitude for permitted investments, it seeks to invest principally in a manner similar to the Replacement Portfolio. It also is notable that the Existing Portfolio may employ an investment style that exposes Owners to the additional risks that result from high portfolio turnover.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be significantly lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fees	0.75%	0.35%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.32%	0.03%
Total Operating Expenses	1.32%	0.63%
Less Fee Waivers and Expense Reimbursements	(0.07%)	(0.03%)
Net Operating Expenses	1.25%	0.60%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio Lazard Retirement US Small-Mid Cap Equity Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management	0.75%	0.35%
12b-1	0.25%	0.25%

Total	1.00%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Lazard Retirement US Small-Mid Cap Equity Portfolio
Service Shares	11.03%	13.24%	7.30%
Russell 2500 Index (reflects no deduction for fees, expenses or taxes)	7.07%	16.36%	8.72%
Russell 2000/2500 Linked Index (reflects no deduction for fees, expenses or taxes)	7.07%	16.36%	8.30%
Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Service Shares	5.12%	16.72%	8.59%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	5.76%	17.27%	9.02%

Substitution 26:

Neuberger Berman Genesis Fund (Advisor Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Neuberger Berman Genesis Fund	Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

Seeks growth of capital.	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Principal Investment Strategies	Principal Investment Strategies

•    Invests mainly in common stocks of companies with a total market value of no more than $2 billion at the time the fund first invests in them; may continue to hold or add to a position in a stock after a company’s market value has grown beyond $2 billion

•    Investment manager attempts to reduce risk by diversifying among many companies and industries, but at times may emphasize certain sectors that it believes will benefit from market or economic trends

•    Investment manager generally looks for companies with strong current market shares and balance sheets that it believes are undervalued

•    Focus on companies with financial strength based largely on existing business lines rather than on projected growth

•    Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•    Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Investment Risks	Principal Investment Risks

• Market volatility • Issuer-specific risk • Small- and mid- cap stock risk • Value stock risk • Sector risk • Risk management • Recent market conditions	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Neuberger Berman Genesis Fund (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies.

The Existing Portfolio’s investment objective is growth of capital, and the Replacement Fund seeks to match the performance of the S&P SmallCap 600 Index, which includes capital appreciation as a component of its investment objective. Further, both Portfolios invest primarily in small-cap companies.

Although differences in risks and investment objectives and strategies exist, these differences should not introduce Owners to materially greater risks than before the proposed Substitution. For example, although the Existing Portfolio may have greater latitude for investments because its investments are not tied to stock within a particular index, its investment strategy is substantially similar to that of the Replacement Portfolio — both Portfolios invest primarily in small-cap companies. It is notable that the value oriented investment strategy of the Existing Portfolio exposes Owners to the additional risk that the intrinsic value of the stocks in which the Existing Portfolio invests will not be recognized by the broader market.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2013—as presented in the most recent prospectuses covering comparable time periods for the Existing Portfolio and the Replacement Portfolio, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Neuberger Berman Genesis Fund (Advisor Class)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fees	1.06%	0.35%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.06%	N/A
Total Operating Expenses	1.37%	0.60%
Less Fee Waivers and Expense Reimbursements	N/A	(0.0%)
Net Operating Expenses	1.37%	0.60%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2013, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio Neuberger Berman Genesis Fund	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Management	1.06%	0.35%
12b-1	0.25%	0.25%

Total	1.31%	0.60%

C.	Comparison of Performance

The following charts compare the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2013.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Neuberger Berman Genesis Fund
Advisor Class	36.49%	18.90%	11.01%
Russell 2000 Index (reflects no deduction for fees, expenses or taxes)	38.82%	20.08%	9.07%
Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Service Shares	40.72%	20.84%	10.21%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	41.31%	21.37%	10.65%

Substitution 27:

T. Rowe Price Small-Cap Stock Fund (Advisor Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

T. Rowe Price Small-Cap Stock Fund	Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

Seeks to provide long-term capital growth by investing primarily in stocks of small companies.	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Existing Portfolio	Replacement Portfolio

T. Rowe Price Small-Cap Stock Fund	Dreyfus Small Cap Stock Index Portfolio

Principal Investment Strategies	Principal Investment Strategies

•    Normally invests at least 80% of net assets (including any borrowings for investment purposes) in stocks of small companies with market capitalization that falls (i) within or below the current range of companies in either the Russell 2000 Index or the S&P SmallCap 600 Index (two widely used benchmarks for tracking small-cap stock performance) or (ii) below the three-year average maximum market cap of companies in either index as of December 31 of the three preceding years

•    will not automatically sell or cease to purchase stock of a company just because the company’s market capitalization grows or falls outside this range

•    may, on occasion, purchase companies with a market capitalization above the ranges

•    Most assets will typically be invested in U.S. common stocks, but fund may also invest in foreign stocks in keeping with the fund’s objectives

•    May deviate from normal investment criteria and purchase securities that the fund’s management believes will provide an opportunity for substantial appreciation

•    Holdings will be widely diversified by industry and issuer, and stock selection may reflect either a growth or value investment approach

•    Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•    Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Investment Risks	Principal Investment Risks

• Active management risk • Risks of stock investing • Investment style risk • Market capitalization risk • Foreign investing risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The T. Rowe Price Small-Cap Stock Fund (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. Both portfolios concentrate their investments in the common stocks of small-capitalization U.S. companies and use the S&P SmallCap 600 Index as a benchmark index.

Any differences in risks and investment objectives and strategies should not introduce Owners to materially greater risks than before the proposed Substitution. Notably, the flexibility of the Existing Portfolio to invest in foreign stocks exposes Owners to additional risks associated with foreign investment — e.g., currency risk.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	T. Rowe Price Small-Cap Stock Fund (Advisor Class)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fees	0.74%	0.35%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.20%	0.03%
Total Operating Expenses	1.19%	0.63%
Less Fee Waivers and Expense Reimbursements	N/A	(0.03%)
Net Operating Expenses	1.19%	0.60%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio T. Rowe Price Small-Cap Stock Fund	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Management	0.74%	0.35%
12b-1	0.25%	0.25%

Total	0.99%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio T. Rowe Price Small-Cap Stock Fund
Advisor Class	6.60%	17.82%	9.55%
Russell 2000 Index (reflects no deduction for fees, expenses, or taxes)	4.89%	15.55%	7.77%
S&P SmallCap 600 Index (reflects no deduction for fees, expenses, or taxes)	5.76%	17.27%	9.02%
Lipper Small-Cap Core Funds Index	4.09%	14.71%	7.93%
Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Service Shares	5.12%	16.72%	8.59%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	5.76%	17.27%	9.02%

Substitution 28:

T. Rowe Price Small-Cap Value Fund (Advisor Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

T. Rowe Price Small-Cap Value Fund	Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

Seeks long-term capital growth by investing primarily in small companies whose common stocks are believed to be undervalued.	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Principal Investment Strategies	Principal Investment Strategies

•    Reflects a value approach to investing—focusing on stocks of companies whose current stock prices do not appear to adequately reflect their underlying value as measured by assets, earnings, cash flow, or business franchises

•    Normally, invests at least 80% of its net assets (including any borrowings for investment purposes) in companies with a market capitalization that is within or below the range of companies in the Russell 2000 Index

•    will not sell a stock just because the company has grown to a market capitalization outside the range

•    may, on occasion, purchase companies with a market capitalization above the range

•    may deviate from normal investment criteria, and purchase securities that the fund’s management believes will provide an opportunity for substantial appreciation

•    Most assets will typically be invested in U.S. common stocks, including real estate investment trusts (REITS) that pool money to invest in properties and mortgages, but may also invest in foreign stocks in keeping with the fund’s objectives

•    May sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities

•    Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•    Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Existing Portfolio	Replacement Portfolio

T. Rowe Price Small-Cap Value Fund	Dreyfus Small Cap Stock Index Portfolio

Principal Investment Risks	Principal Investment Risks

• Active management risk • Risks of stock investing • Investment style risk • Market capitalization risk • REIT investing risk • Foreign investing risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The T. Rowe Price Small-Cap Value Fund (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have similar investment objectives in that the Existing Portfolio’s investment objective is long-term capital growth, and the Replacement Fund seeks to match the performance of the S&P SmallCap 600 Index, which includes capital appreciation as a component of its investment objective. The Existing Portfolio and the Replacement Portfolio also have similar principal investment strategies, concentrating their investments in small-capitalization companies.

The Existing Portfolio and the Replacement Portfolio also have similar investment risks. Owners may face less risk, however, following the proposed Substitution. For example, although, like the Replacement Portfolio, the Existing Portfolio invests primarily in stocks of U.S. companies, the Existing Portfolio has the latitude to invest in foreign securities as well. Investment in foreign stocks may expose Owners to additional risks, including currency and other risks associated with foreign investment.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	T. Rowe Price Small-Cap Value Fund (Advisor Class)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fees	0.64%	0.35%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.20%	0.03%
Acquired Fund Fees and Expenses	0.15%	N/A
Total Operating Expenses	1.24%	0.63%
Less Fee Waivers and Expense Reimbursements	N/A	(0.03%)
Net Operating Expenses	1.24%	0.60%
Shareholder Fees (fees paid directly from your investment)	1.00%	N/A
• Redemption Fee (as a percentage of amount redeemed on shares held for 90 days or less)

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio T. Rowe Price Small-Cap Value Fund	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Management	0.64%	0.35%
12b-1	0.25%	0.25%

Total	0.89%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio T. Rowe Price Small-Cap Value Fund
Advisor Class	0.16%	13.98%	8.10%
Russell 2000 Index (reflects no deduction for fees, expenses, or taxes)	4.89%	15.55%	7.77%
Lipper Small-Cap Core Funds Index	4.09%	14.71%	7.93%
Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Service Shares	5.12%	16.72%	8.59%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	5.76%	17.27%	9.02%

Substitution 29:

Wilshire Small Company Value Portfolio (Investment Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Wilshire Small Company Value Portfolio	Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

Provide investment results of a portfolio of publicly traded common stocks of companies in the small cap value sub-category of the Wilshire 5000 IndexSM.	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Principal Investment Strategies	Principal Investment Strategies

•    Focuses on the small company value segment of the U.S. equity market

•    Invests substantially all of its assets in the common stock of companies with smaller market capitalizations—generally, less than $3 billion at the time of purchase—that may develop further

• Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

Existing Portfolio	Replacement Portfolio

Wilshire Small Company Value Portfolio	Dreyfus Small Cap Stock Index Portfolio

•    Invests, generally, in companies with relatively low price to book value ratios, low price to earnings ratios and relatively high dividend yields

•    Uses a multi-manager strategy with multiple subadvisors who employ different strategies

•    Los Angeles Capital Management and Equity Research, Inc. (“Los Angeles Capital”)—seeks to generate incremental returns above the Russell 2000 Value Index, while attempting to control investment risk relative to that benchmark.

•    NWQ Investment Management Company, LLC (“NWQ”)— invests in companies it believes are undervalued and where it believes catalysts exist to unlock value or improve profitability, regardless of market movements or industry developments.

Stock selection process driven by rigorous bottom-up fundamental research; three criteria at the core of its investment discipline are attractive valuation, favorable risk/reward ratio and belief in a catalyst

• Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Investment Risks	Principal Investment Risks

• Equity risk • Small-cap risk • Style risk • Multi-managed fund risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Wilshire Small Company Value Portfolio (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have substantially similar investment objectives and principal investment strategies, focusing their investments on domestic companies with small market capitalization. They generally invest in the same types of securities (e.g., equity securities of companies with small market capitalization), and are subject to similar types of risks. However, the value oriented investment strategy of the Existing Fund may expose Owners to the additional risk that the intrinsic value of the stocks in which the Existing Portfolio invests will not be recognized by the broader market.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Wilshire Small Company Value Portfolio (Investment Class)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fees	0.85%	0.35%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.46%	0.03%
Total Operating Expenses	1.56%	0.63%
Less Fee Waivers and Expense Reimbursements	(0.06%)	(0.03%)
Net Operating Expenses	1.50%	0.60%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio Wilshire Small Company Value Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Management	0.85%	0.35%
12b-1	0.25%	0.25%

Total	1.10%	0.60%

C.	Comparison of Performance

The following charts compare the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Wilshire Small Company Value Portfolio
Investment Class	6.17%	15.38%	7.47%
Russell 2000 Value Index (reflects no deduction for fees, expenses or taxes)	4.22%	14.26%	6.89%
Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Service Shares	5.12%	16.72%	8.59%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	5.76%	17.27%	9.02%

Substitution 30:

Royce Small-Cap Portfolio (Investment Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Royce Small-Cap Portfolio	Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

Seeks long-term growth of capital.	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Principal Investment Strategies	Principal Investment Strategies

•    Invests primarily in equity securities of small-cap companies with market capitalizations up to $2.5 billion that are believed to be trading below its estimate of their current worth

•    Focuses on companies that it believes possess financial strength, a strong business mode, and the ability to generate and effectively allocate excess free cash flow

•    Focuses on the securities of U.S. companies, but may invest up to 25% of net assets in securities of companies headquartered in foreign countries

•    Normally, invests at least 80% of net assets in the equity securities of small-cap companies

•    May sell securities to, among other things, secure gains, limit losses, redeploy assets into what Royce deems to be more promising opportunities, and/or manage cash levels in the Fund’s portfolio

•    Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•    Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Principal Investment Risks	Principal Investment Risks

• Market risk • Small-cap company risk • Risks of investment in foreign securities • Estimate of a company’s current worth may prove to be inaccurate, or may not be recognized by other investors	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Royce Small-Cap Portfolio (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have similar investment objectives in that the Existing Portfolio’s investment objective seeks long-term growth of capital, and the Replacement Portfolio seeks to match the performance of the S&P SmallCap 600 Index, which includes capital appreciation as a component of its investment objective. Additionally, both the Existing Portfolio and Replacement Portfolio principally invest in equity securities of small-cap U.S. companies.

Because the Existing Portfolio and the Replacement Portfolio have comparable investment objectives and they generally invest in the same types of securities (e.g., primarily, equities of small-cap U.S. companies), they also are subject to similar types of risks. Any differences in risks, investment objectives and strategies will not introduce Owners to materially greater risks than before the proposed Substitution. It is notable that, to the extent that the Existing Portfolio has the latitude to invest in stock of foreign and domestic small-cap companies, the Existing Portfolio may expose Owners to additional risks—namely, currency risk and other risks inherent in foreign investment. In this regard, Owners may face less risk after the proposed Substitution.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Royce Small-Cap Portfolio (Investment Class)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fees	1.00%	0.35%
12b-1 Fees	0.00%	0.25%
Other Expenses	0.05%	0.03%
Total Operating Expenses	1.05%	0.63%
Less Fee Waivers and Expense Reimbursements	N/A	(0.03%)
Net Operating Expenses	1.05%	0.60%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. Although the Replacement Portfolio has a 12b-1 fee and the Existing Portfolio does not, the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio Royce Small-Cap Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Management	1.00%	0.35%
12b-1	N/A	0.25%

Total	1.00%	0.60%

C.	Comparison of Performance

The following charts compare the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Royce Small-Cap Portfolio
Investment Class	3.24%	12.78%	8.23%
Russell 2000 Index (reflects no deductions for fees, expenses or taxes)	4.89%	15.55%	7.77%
Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Service Shares	5.12%	16.72%	8.59%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	5.76%	17.27%	9.02%

Substitution 31:

AllianceBernstein Small Cap Growth Portfolio (Class B) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio AllianceBernstein Small Cap Growth Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

Seeks long-term growth of capital.	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Principal Investment Strategies	Principal Investment Strategies

•    Invests primarily in a diversified portfolio of equity securities with relatively smaller capitalizations as compared to the overall U.S. market

•    Investment policies emphasize investments in companies that are demonstrating improving financial results and a favorable earnings outlook; focuses on companies with strong, experienced management teams, strong market positions, and the potential to support greater than expected earnings growth rates; combines fundamental and quantitative analysis in its stock selection process

•    Under normal circumstances, invests at least 80% of net assets in equity securities of companies that, at the time of investment, fall within the lowest 20% of the total U.S. equity market capitalization (excluding, for purposes of this calculation, companies with market capitalizations of less than $10 million); may also invest up to 20% of its total assets in rights or warrants

•    May also invest in: foreign securities; other types of securities, such as preferred stocks; shares of exchange-traded funds, or ETFs, in lieu of making direct investments in securities

•    Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•    Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Existing Portfolio AllianceBernstein Small Cap Growth Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio

Principal Investment Risks	Principal Investment Risks

• Market risk • Capitalization risk • Foreign (non-U.S.) risk • Derivatives risk • Management risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The AllianceBernstein Small Cap Growth Portfolio (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have similar investment objectives and strategies. The Existing Portfolio’s investment objective seeks long-term growth of capital, and the Replacement Portfolio seeks to match the performance of the S&P SmallCap 600 Index, which includes a capital growth component in its investment objective. The Existing and Replacement Portfolios also have similar principal investment strategies, concentrating their investments in common stocks of U.S. companies with smaller market capitalization.

By focusing their investments in small-cap equity securities, the Existing Portfolio and Replacement Portfolio are subject to similar types of risks, including market risk. It is notable, however, that Owners may face less risk after the proposed Substitution. The Existing Portfolio has greater latitude for permitted investments, and may invest in foreign (as well as domestic) securities, other types of securities — such as preferred stock, rights and warrants, and exchange-traded funds. This greater latitude for investment introduces additional risk to Owners — e.g., currency and other risks associated with foreign investment, and risks of investing in derivatives.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	AllianceBernstein Small Cap Growth Portfolio (Class B)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fees	0.75%	0.35%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.34%	0.03%
Total Operating Expenses	1.34%	0.63%
Less Fee Waivers and Expense Reimbursements	N/A	(0.03%)
Net Operating Expenses	1.34%	0.60%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio AllianceBernstein Small Cap Growth Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Management	0.75%	0.35%
12b-1	0.25%	0.25%

Total	1.00%	0.60%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio AllianceBernstein Small Cap Growth Portfolio
Class B	2.08%	18.37%	8.39%
Russell 2000® Growth Index (reflects no deduction for fees, expenses, or taxes)	5.60%	16.80%	8.54%
Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Service Shares	5.12%	16.72%	8.59%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	5.76%	17.27%	9.02%

Substitution 32:

Wilshire Small Company Growth Portfolio (Investment Class) replaced by Dreyfus Small Cap Stock Index Portfolio (Service Shares)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Wilshire Small Company Growth Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio

Investment Objective	Investment Objective

Provide investment results of a portfolio of publicly traded common stocks of companies in the small-cap growth sub-category of the Wilshire 5000 IndexSM.	Seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index (“S&P SmallCap 600 Index”), an unmanaged index composed of 600 domestic stocks. Companies included in the S&P SmallCap 600 Index generally have market capitalizations ranging between approximately $300 million and $1.4 billion.

Principal Investment Strategies	Principal Investment Strategies

•    Focuses on the small company growth segment of the U.S. equity market

•    Invests substantially all of its assets in the common stock of companies with smaller market capitalizations—which is generally less than $3 billion at the time of purchase

•    Invests in companies that historically have above average earnings or sales growth and retention of earnings, often such companies have above average price to earnings ratios

•    Places less emphasis on companies with a long history of established growth than the Large Company Growth Portfolio

•    Invests in small-cap companies that may still further develop

•    Uses a multi-manager strategy with multiple subadvisors who employ different strategies:

•    Los Angeles Capital Management and Equity Research, Inc. (“Los Angeles

•    Invests in a representative sample of stocks included in the S&P® SmallCap 600 Index, and in futures whose performance is tied to the index

•    Attempts to have a correlation between fund performance and that of the index of at least 0.95, before fees and expenses

Existing Portfolio Wilshire Small Company Growth Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio

Capital”). In managing its portion of the Small Company Growth Portfolio, Los Angeles Capital uses Los Angeles Capital’s Dynamic Alpha Stock Selection ModelSM, a proprietary model, to seek to generate incremental returns above the Portfolio’s benchmark, the Russell 2000 Growth Index, while attempting to control investment risk relative to the benchmark. Securities with declining alphas or those which increase portfolio risk become sell candidates while securities with improving alphas or those which decrease portfolio risk become buy candidates. Alpha is a measure of performance on a risk adjusted basis.

•    Ranger Investment Management, L.P (“Ranger”). Ranger’s investment team searches for quality growth companies by implementing a bottom-up, fundamental research driven security selection process. In the research process, Ranger focuses on identifying small- and mid- capitalization U.S. equities characterized by accelerating revenue and earnings growth, high recurring revenues, strong balance sheets and free cash flow generation. In addition to extensive quantitative analysis, Ranger gives careful consideration to qualitative analysis and judgment of the management team, accounting practices, corporate governance and the company’s competitive advantage. Ranger utilizes a proprietary system to identify companies that violate the firm’s sell disciplines. Ranger seeks to identify problem stocks early and enhance performance by removing them before they become significant problems.

Principal Investment Risks	Principal Investment Risks

• Equity risk • Small-cap risk • Style risk • Multi-managed fund risk • Portfolio turnover risk	• Risks of stock investing • Small and midsize company risk • Indexing strategy risk • Liquidity risk

The Wilshire Small Company Growth Portfolio (Existing Portfolio) and the Dreyfus Small Cap Stock Index Portfolio (Replacement Portfolio) have substantially similar investment objectives and strategies. Both the Existing Portfolio and the Replacement Portfolio seek to track the performance of an external index that consists of small-capitalization companies. By focusing their investments in the same types of securities (generally, equity securities of U.S. small-cap companies) the Existing Portfolio and the Replacement Portfolio are subject to similar types of risk. Any differences in investment objectives, and investment strategies will not introduce Owners to materially greater risks than before the proposed Substitution.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be substantially lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Wilshire Small Company Growth Portfolio (Investment Class)	Dreyfus Small Cap Stock Index Portfolio (Service Shares)
Management Fee	0.85%	0.35%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.45%	0.03%
Total Operating Expenses	1.55%	0.63%
Less Fee Waivers and Expense Reimbursements	(0.05%)	(0.03%)
Net Operating Expenses	1.50%	0.60%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are considerably lower than those for the Existing Portfolio.

Fee	Existing Portfolio Wilshire Small Company Growth Portfolio	Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Management	0.85%	0.35%
12b-1	0.25%	0.25%

Total	1.10%	0.60%

C.	Comparison of Performance

The following charts compare the average annual total returns for the Existing and Replacement Portfolios for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Wilshire Small Company Growth Portfolio
Investment Class	3.44%	15.86%	7.51%
Russell 2000 Growth Index (reflects no deduction for fees, expenses or taxes)	5.60%	16.80%	8.54%
Replacement Portfolio Dreyfus Small Cap Stock Index Portfolio
Service Shares	5.12%	16.72%	8.59%
S&P® Small Cap 600 Index (reflects no deduction for fees, expenses or taxes)	5.76%	17.27%	9.02%

Substitution 33:

Delaware VIP REIT Series (Service Class) replaced by Fidelity VIP Real Estate Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Delaware VIP REIT Series	Replacement Portfolio Fidelity VIP Real Estate Portfolio

Investment Objective	Investment Objective

Seeks maximum long-term total return, with capital appreciation as a secondary objective	Seeks above-average income and long-term capital growth, consistent with reasonable investment risk; seeks to provide a yield that exceeds the composite yield of the S&P 500® Index

Principal Investment Strategies	Principal Investment Strategies

•    Invests primarily in securities of companies that are principally engaged in the real estate industry

•    Under normal circumstances, invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in real estate investment trusts (REITs)

•    Strives to include REITs that represent a variety of different sectors in the real estate industry

•    Manager generally looks for REIT management teams that:

•    retains a substantial portion of the properties’ cash flow

•    effectively uses capital to expand

•    has a strong ability to raise rents; and

•    can create a franchise value for the REIT

•    Normally invests primarily in common stocks

•    Normally invests at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments

•    Invests in domestic and foreign issuers

•    Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments

Principal Investment Risks	Principal Investment Risks

• Market risk • Real estate industry risk • Interest rate risk • Derivatives risk • Prepayment risk • Liquidity risk • Government and regulatory risk	• Stock market volatility • Foreign exposure • Real estate industry concentration • Issuer-specific changes

The Delaware VIP REIT Series (the Existing Portfolio) and the Fidelity VIP Real Estate Portfolio (the Replacement Portfolio) have substantially similar investment objectives. The Existing Portfolio’s investment objective seeks maximum long-term total return and, secondarily, capital appreciation. The Replacement Portfolio similarly seeks above-average income and long-term capital growth.

Both the Delaware VIP REIT Series and the Real Estate Portfolio have substantially similar investment strategies and risks. To obtain their objectives, both the Existing and Replacement Portfolios invest primarily in companies that are principally engaged in the real estate industry. The Existing Portfolio invests at least 80% of its net assets in REITs. The Replacement Portfolio invests at least 80% of its assets in securities of companies principally engaged in the real estate industry as well as real estate related investments, including REITs. Both Portfolios may invest in domestic and foreign issuers. Any differences in risks and investment strategies should not subject Owners to materially greater risks than before the Substitution.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Existing Portfolio (Delaware VIP REIT Series – Service Class)	Replacement Portfolio (Fidelity VIP Real Estate Portfolio – Service Class 2)
Management Fee	0.75%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.30%	0.25%
Other Expenses	0.09%	0.13%
Total Annual Portfolio Operating Expenses	1.14%	0.93%
Fee Waiver / Expense Reimbursement	(0.05%)	N/A
Total – After Fee Waiver / Expense Reimbursement	1.09%	0.93%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fee of the Replacement Portfolio is lower than that for the Existing Portfolio, and the combined management fee and 12b-1 fee for the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Delaware VIP REIT Series)	Replacement Portfolio (Fidelity VIP Real Estate Portfolio)
Management	0.75%	0.55%
12b-1	0.30%	0.25%
Total	1.05%	0.80%

C.	Comparison of Performance

The following chart compares the average annual total returns for the Service Class shares of the Existing Portfolio and for the Service Class 2 shares of the Replacement Portfolio for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014.

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Delaware VIP REIT Series
Service Class	29.12%	16.53%	7.60%
FTSE NAREIT Equity REITs Index (reflects no deduction for fees, expenses, or taxes)	30.14%	16.88%	8.31%
Replacement Portfolio Fidelity VIP Real Estate Portfolio
Service Class 2	13.69%	15.45%	8.76%
Dow Jones U.S. Select Real Estate Securities IndexSM (reflects no deduction for fees, expenses, or taxes)	31.85%	16.95%	8.00%

Substitution 34:

Fidelity VIP High Income Portfolio (Service Class 2) replaced by Franklin High Income VIP Fund (Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Fidelity VIP High Income Portfolio	Replacement Portfolio Franklin High Income VIP Fund

Investment Objective	Investment Objective

Seeks a high level of current income, while also considering growth of capital	Seeks to earn a high level of current income with a secondary goal of capital appreciation

Existing Portfolio Fidelity VIP High Income Portfolio	Replacement Portfolio Franklin High Income VIP Fund

Principal Investment Strategies	Principal Investment Strategies

•    Normally invests primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities

•    Invests in companies in troubled or uncertain financial condition

•    Invests in domestic and foreign issuers

•    May invest in non-income producing securities, including defaulted securities and common stocks

•    Uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments

•    Under normal market conditions, invests predominantly in high yield, lower-rated debt securities—e.g., bonds, notes, debentures, convertible securities, and senior and subordinated debt securities—that generally pay higher yields than more highly rated securities

•    May invest up to 100% of its total assets in debt securities that are rated below investment grade, sometimes called “junk bonds”

•    May also invest in defaulted debt securities and securities issued by issuers in any foreign country; generally will be denominated in U.S. dollars and traded on U.S. markets

•    May have significant investments in certain sectors such as energy

•    Conducts research driven fundamental analysis using both qualitative and quantitative analysis to evaluate issuers

•    “Bottom-up” investing, focusing primarily on individual securities

•    Considers a variety of factors, including the issuer’s experience and managerial strength, its sensitivity to economic conditions, and its current and prospective financial condition

Principal Investment Risks	Principal Investment Risks

• Stock market volatility • Interest rate changes • Foreign exposure • Issuer-specific changes	• Credit • High-yield debt securities • Interest rate • Income • Foreign securities • Focus • Prepayment • Market • Management

The Fidelity VIP High Income Portfolio (the Existing Portfolio) and the Franklin High Income VIP Fund (the Replacement Portfolio) have identical investment objectives and substantially similar investment strategies and risks. The investment objective of both the Existing Portfolio and the Replacement Portfolio is high current income and, secondarily, capital growth. The Existing and Replacement Portfolios each invest primarily in lower-rated debt securities; both Portfolios may invest in foreign and domestic issuers. Any differences in risks and investment strategies will not introduce Owners to materially greater risks than before the Substitution.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Existing Portfolio (Fidelity VIP High Income Portfolio –Service Class 2)	Replacement Portfolio (Franklin High Income VIP Fund – Class 2)
Management Fee	0.56%	0.52%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.12%	0.05%
Total Annual Portfolio Operating Expenses	0.93%	0.82%
Fee Waiver / Expense Reimbursement	N/A	N/A
Total – After Fee Waiver / Expense Reimbursement	0.93%	0.82%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Fidelity VIP High Income Portfolio)	Replacement Portfolio (Franklin High Income VIP Fund)
Management	0.56%	0.52%
12b-1	0.25%	0.25%

Total	0.81%	0.77%

C.	Comparison of Performance

The following chart compares the average annual total returns for Service Class 2 shares of the Existing Portfolio and for Class 2 shares of the Replacement Portfolio for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014

Portfolio	1 Year	5 Years	10 Years
Existing Portfolio Fidelity VIP High Income Portfolio
Service Class 2	0.90%	7.46%	6.01%
The BofA Merrill LynchSM US High Yield Constrained Index (reflects no deduction for fees, expenses, or taxes)	2.51%	8.85%	7.62%
Replacement Portfolio Franklin High Income VIP Fund
Class 2	0.02%	8.09%	6.47%
Credit Suisse High Yield Index (Index reflects no deduction for fees, expenses or taxes)	1.86%	8.68%	7.33%
Lipper VIP High Current Yield Funds Classification Average (Index reflects no deduction for fees, expenses or taxes)	1.59%	7.91%	6.47%

Substitution 35:

Ibbotson Conservative ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 20% Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Ibbotson Conservative ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 20% Portfolio

Investment Objective	Investment Objective

Seeks to provide investors with current income and preservation of capital	Seeks high current income and, as a secondary objective, capital appreciation.

Existing Portfolio	Replacement Portfolio

Ibbotson Conservative ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 20% Portfolio

Principal Investment Strategies	Principal Investment Strategies

•    A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments

•    May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee

•    Under normal circumstances, may allocate 70-90% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 80%), and approximately 10-30% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 20%)

•    Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 14%

•    International Equity Funds: 6%

•    Fixed-Income Funds: 50%

•    Money Market Funds: 30%

•    Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the FundsManager 20% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments)

•    Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Investment Risks	Principal Investment Risks

•    Management risk

•    Fund of funds risks

•    ETF risks

•    Asset concentration risk

•    Derivatives risk

•    Non-diversification risk

•    Market timing risk

•    ETN risks

•    Fixed-Income Underlying ETF risks

•    Non-Fixed Income Underlying ETF risk

•    Investing in other funds

•    Stock market volatility

•    Interest rate changes

•    Foreign exposure

•    Geographic exposure

•    Industry exposure

•    Prepayment

•    Issuer-specific changes

•    Leverage risk

•    Commodity-linked investing

The Ibbotson Conservative ETF Asset Allocation Portfolio (Existing Portfolio) and the Fidelity VIP FundsManager 20% Portfolio (Replacement Portfolio) have substantially similar investment objectives and similar investment strategies and risks. Both Portfolios seek to provide investors with current income, and their target asset allocation is identical—approximately 80% in funds that invest in fixed income securities and money market instruments and 20% in funds that invest in equity securities and other investments.

While the Existing Portfolio and the Replacement Portfolio pursue substantially similar investment objectives and strategies, they differ in the types of securities and financial instruments in which they invest. The Existing Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) and may invest in exchange-traded notes (ETNs), and the Replacement Portfolio invests in affiliated registered investment companies. More significant than this difference, however, is the similarity that the Existing Portfolio and the Replacement Portfolio are each structured as a fund-of-funds. Investment in a registered investment company, whether or not an ETF, involves substantially the same risks as investment directly in the underlying securities. In this Substitution, the target allocations of both the Existing Portfolio and the Replacement Portfolio are focused primarily on domestic and foreign equity securities and fixed income securities. Both Portfolios present the risk of commodity-linked investing.

Although differences in risks and investment strategies exist, these differences should not subject Owners to materially greater risks than before the Substitution. Both the Ibbotson Conservative ETF Asset Allocation Portfolio and the Fidelity VIP FundsManager 20% Portfolio are funds of funds that similarly aim to invest their assets in funds that invest in equities, fixed income, and money market instruments. It also is notable that investors in the Existing Portfolio may be exposed to additional investment risk because the investment manager has the latitude to invest in ETNs. Although ETN returns are based upon the performance of a market index minus applicable fees, the value of an ETN is affected by the credit rating of the issuer of that ETN. Consequently, investors in ETNs are exposed to the risk that the value of the ETN may drop because of a downgrade in the issuer’s credit risk, even if there is no change in the underlying market index.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Existing Portfolio (Ibbotson Conservative ETF Asset Allocation Portfolio – Class II)	Replacement Portfolio (Fidelity VIP FundsManager 20% Portfolio – Service Class 2)
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.10%	0.00%
Acquired Fund Fees and Expenses	0.15%	0.38%
Total Annual Portfolio Operating Expenses	0.95%	0.88%
Fee Waiver / Expense Reimbursement	(0.02%)	(0.15%)
Total – After Fee Waiver / Expense Reimbursement	0.93%	0.73%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Ibbotson Conservative ETF Asset Allocation Portfolio)	Replacement Portfolio (Fidelity VIP FundsManager 20% Portfolio)
Management	0.45%	0.25%*
12b-1	0.25%	0.25%

Total	0.70%	0.50%

*	The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” of the Replacement Portfolio are higher, however, than those for the Existing Portfolio—i.e., 0.38% versus 0.25%, respectively. Please note that a portion of the “Acquired Fund Fees” of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds.”

C.	Comparison of Performance

The following chart compares the average annual total returns for the Class II shares of the Existing Portfolio and for the Service Class 2 shares of the Replacement Portfolio for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014, and from inception (April 30, 2007, for the Existing Portfolio and April 13, 2006, for the Replacement Portfolio) to December 31, 2014.

Portfolio	1 Year	5 Years	Since Inception
Existing Portfolio (inception: 4/30/07) Ibbotson Conservative ETF Asset Allocation Portfolio
Class II	2.77%	4.02%	3.39%
Dow Jones Conservative U.S. Portfolio Index	6.59%	6.58%	5.88%
20% S&P 500 Index/73% Barclays Capital U.S. Aggregate Bond Index/7% The Bank of America Merrill Lynch (BofA ML) 3 Month Treasury Bill Index	7.09%	6.42%	5.25%
Replacement Portfolio (inception: 4/13/06) Fidelity VIP FundsManager 20% Portfolio
Service Class 2	3.98%	4.85%	4.15%
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	5.97%	4.45%	5.28%
FundsManager 20% Composite IndexSM (reflects no deduction for fees or expenses)	4.43%	4.88%	4.51%

Substitution 36:

Ibbotson Income and Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 50% Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio Ibbotson Income and Growth ETF Asset Allocation Portfolio	Replacement Portfolio Fidelity VIP FundsManager 50% Portfolio

Investment Objective	Investment Objective

Seeks to provide investors with current income and capital appreciation	Seeks high total return

Principal Investment Strategies	Principal Investment Strategies

•    A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments

•    May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee

•    Under normal circumstances, may allocate 50-70% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 60%), and

•    Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 35%

•    International Equity Funds: 15%

•    Fixed-Income Funds: 40%

•    Money Market Funds: 10%

•    Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the FundsManager 50% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments)

Existing Portfolio Ibbotson Income and Growth ETF Asset Allocation Portfolio	Replacement Portfolio Fidelity VIP FundsManager 50% Portfolio

approximately 30-50% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 40%)

•    Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Investment Risks	Principal Investment Risks

•    Management risk

•    Fund of funds risk

•    ETF risks

•    Asset concentration risk

•    Derivatives risk

•    Non-diversification risk

•    Market timing risk

•    ETN risks

•    Fixed-income underlying ETF risks

•    Non-fixed income underlying ETF risks

•    Investing in other funds

•    Stock market volatility

•    Interest rate changes

•    Foreign exposure

•    Geographic exposure

•    Industry exposure

•    Prepayment

•    Issuer-specific changes

•    Leverage risk

•    Commodity-linked investing

The Ibbotson Income and Growth Portfolio (Existing Portfolio) and the Fidelity VIP FundsManager 50% Portfolio (Replacement Portfolio) have comparable investment objectives. The Existing Portfolio seeks to provide current income and capital appreciation, the two components of total return, and the Replacement Portfolio seeks high total return. The two Portfolios pursue their respective investment objectives with comparable investment strategies. The Existing Portfolio typically allocates 50-70% to exchange-traded funds (ETFs) that invest primarily in fixed income and money market instruments and 30-50% of its investments to ETFs that invest primarily in equities; the Replacement Portfolio typically allocates 50% to fixed income and money market instruments and 50% to equities.

The Existing Portfolio and the Replacement Portfolio pursue their respective investment strategies by investing in different types of securities and financial instruments, however—the Existing Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) and may invest in exchange-traded notes(ETNs), while the Replacement Portfolio invests in affiliated registered investment companies. More significant than this difference, however, is the similarity that the Existing Portfolio and the Replacement Portfolio are each structured as a fund-of-funds. Investment in a registered investment company — whether or not an ETF — involves substantially the same risks as investing directly in the underlying securities. In this Substitution, the target allocations of both the Existing Portfolio and the Replacement Portfolio are focused primarily on domestic and foreign equity securities and fixed income securities. Both Portfolios present the risk of commodities-linked investing.

The Existing Portfolio and the Replacement Portfolio pursue their respective investment objectives with comparable market risk levels. Although differences in risks and investment strategies exist, these differences should not subject Owners to materially greater risks than before the Substitution. Both Portfolios are funds of funds with substantially similar target asset allocation among funds that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, and other instruments.

It is notable that investors in the Existing Portfolio may be exposed to additional investment risk because the investment manager has the latitude to invest in ETNs. Although ETN returns are based upon the performance of a market index minus applicable fees, the value of an ETN is affected by the credit rating of the issuer of that ETN. Consequently, investors in ETNs are exposed to the risk that the value of the ETN may drop because of a downgrade in the issuer’s credit risk, even if there is no change in the underlying market index.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.

	Existing Portfolio (Ibbotson Income and Growth ETF Asset Allocation Portfolio – Class II)	Replacement Portfolio (Fidelity VIP FundsManager 50% Portfolio –Service Class 2)
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.06%	0.00%
Acquired Fund Fees and Expenses	0.16%	0.56%
Total Annual Portfolio Operating Expenses	0.92%	1.06%
Fee Waiver / Expense Reimbursement	N/A	(0.15%)
Total – After Fee Waiver / Expense Reimbursement	0.92%	0.91%

The total annual operating expenses of the Replacement Portfolio are lower than those of the Existing Portfolio only after taking into account contractual fee waivers/expense reimbursements. Because offering a fee waiver / expense reimbursement is not required, and the level of any waiver or reimbursement is subject to change, it is uncertain for how long after the Substitution the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio. It is anticipated, however, that after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing Portfolio.

If this is not the case, Horace Mann will take steps to ensure that for two years after the Substitution Date, Owners with Contract value allocated to the Existing Portfolio on the Substitution Date will not incur higher annual operating expenses (net of any fee waivers or expense reimbursements) for the Replacement Portfolio, by applying the Expense Limitation described on page 11. Thereafter, expenses of the Replacement Portfolio can vary from year to year and could exceed those of the Existing Portfolio.

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Ibbotson Income and Growth ETF Asset Allocation Portfolio)	Replacement Portfolio (Fidelity VIP FundsManager 50%)
Management	0.45%	0.25%*
12b-1	0.25%	0.25%

Total	0.70%	0.50%

*	The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” of the Replacement Portfolio are higher than those for the Existing Portfolio—i.e., 0.56% versus 0.22%, respectively. Please note that a portion of the “Acquired Fund Fees” of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds.”

C.	Comparison of Performance

The following chart compares the average annual total returns for Class II shares of the Existing Portfolio and for the Service Class 2 shares of the Replacement Portfolio for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014, and from inception (April 30, 2007, for the Existing Portfolio and April 13, 2006, for the Replacement Portfolio) to December 31, 2014.

Portfolio	1 Year	5 Years	Since Inception
Existing Portfolio (inception: 4/30/07) Ibbotson Income and Growth ETF Asset Allocation Portfolio
Class II	3.30%	5.65%	3.77%
Dow Jones Moderately Conservative U.S. Portfolio Index	7.93%	9.22%	6.32%
40% S&P 500 Index/55% Barclays Capital U.S. Aggregate Bond Index/5% The Bank of America Merrill Lynch (BofA ML) 3 Month Treasury Bill Index	8.76%	8.75%	5.79%
Replacement Portfolio (inception: 4/13/06) Fidelity VIP FundsManager 50%
Service Class 2	4.95%	8.02%	5.13%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.79%
FundsManager 50% Composite IndexSM (reflects no deduction for fees or expenses)	5.99%	8.30%	5.76%

Substitution 37:

Ibbotson Balanced ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 60% Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Ibbotson Balanced ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 60% Portfolio

Investment Objective	Investment Objective

The Portfolio seeks to provide investors with capital appreciation and some current income	The fund seeks high total return

Principal Investment Strategies	Principal Investment Strategies

•    A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments.

•    May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee.

•    Under normal circumstances, may allocate 30-50% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 40%), and approximately 50-70% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 60%)

•    Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 42%

•    International Equity Funds: 18%

•    Fixed-Income Funds: 35%

•    Money Market Funds: 5%

•    Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the FundsManager 60% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments).

•    Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Existing Portfolio	Replacement Portfolio

Ibbotson Balanced ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 60% Portfolio

Principal Investment Risks	Principal Investment Risks

•    Management risk

•    Fund of funds risk

•    ETF risks

•    Asset concentration risk

•    Derivatives risk

•    Non-diversification risk

•    Market timing risk

•    ETN risks

•    Fixed-income underlying ETF risks

•    Non-fixed income underlying ETF risks

•    Investing in other funds

•    Stock market volatility

•    Interest rate changes

•    Foreign exposure

•    Geographic exposure

•    Industry exposure

•    Prepayment

•    Issuer-specific changes

•    Leverage risk

•    Commodity-linked investing

The Ibbotson Balanced ETF Asset Allocation Portfolio (Existing Portfolio) and the Fidelity VIP FundsManager 60% Portfolio (Replacement Portfolio) have comparable investment objectives—the Existing Portfolio seeks to provide current income and capital appreciation, the two components of total return, and the Replacement Portfolio seeks high total return. In addition, the two Portfolios pursue their respective investment objectives with comparable investment strategies. The Existing Portfolio typically allocates 30-50% (expected allocation approximately 40%) of its investments to exchange-traded funds (ETFs) that invest primarily in fixed income securities and money market instruments and 50-70% (expected allocation approximately 60%) of its investments to equity securities; the Replacement Portfolio typically allocates 40% to fixed income and money market funds and 60% to equity funds.

The Existing Portfolio and the Replacement Portfolio pursue their respective investment strategies by investing in different types of securities and financial instruments, however—the Existing Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) and may invest in exchange-traded notes (ETNs), while the Replacement Portfolio invests in affiliated registered investment companies. More significant than this difference, however, is the similarity that the Existing Portfolio and the Replacement Portfolio are each structured as a fund-of-funds. Investment in a registered investment company—whether or not an ETF—involves substantially the same risks as investing directly in the underlying securities. In this Substitution, the target allocations of both the Existing Portfolio and the Replacement Portfolio are focused primarily on domestic and foreign equity securities and fixed income securities. Both Portfolios present the risk of commodities-linked investing.

Although differences in risks and investment strategies exist, these differences should not introduce Owners to materially greater risks than before the Substitution. Both the Existing and Replacement Portfolios are funds of funds and similarly aim to invest their assets in funds that invest in equities, fixed-income, and money market instruments. The target asset allocations are identical—approximately 40% in fixed net income securities and money market instruments, and 60% in equity securities and other investments, including commodities and commodity futures.

It also is notable that, while both Portfolios pursue their respective investment objectives with comparable market risk levels, investors in the Existing Portfolio may be exposed to additional investment risk because the investment manager has the latitude to invest in ETNs. Although ETN returns are based upon the performance of a market index minus applicable fees, the value of an ETN is affected by the credit rating of the issuer of that ETN. Consequently, investors in ETNs are exposed to the risk that the value of the ETN may drop because of a downgrade in the issuer’s credit risk, even if there is no change in the underlying market index.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.

	Existing Portfolio (Ibbotson Balanced ETF Asset Allocation Portfolio – Class II)	Replacement Portfolio (Fidelity VIP FundsManager 60% Portfolio – Service Class 2)
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.05%	0.00%
Acquired Fund Fees and Expenses	0.15%	0.63%
Total Annual Portfolio Operating Expenses	0.90%	1.13%
Fee Waiver / Expense Reimbursement	N/A	(0.15%)
Total – After Fee Waiver / Expense Reimbursement	0.90%	0.98%

Even after taking into account the fee waiver / expense reimbursement available under the Replacement Portfolio, the total annual operating expenses of the Replacement Portfolio are higher than those of the Existing Portfolio. Under these circumstances, Horace Mann will take steps to ensure that for two years after the Substitution Date, Owners with Contract value allocated to the Existing Portfolio on the Substitution Date will not incur higher annual operating expenses (net of any fee waivers or expense reimbursements) for the Replacement Portfolio, by applying the Expense Limitation described on page 11. Thereafter, expenses of the Replacement Portfolio can vary from year to year and could exceed those of the Existing Portfolio.

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Ibbotson Balanced ETF Asset Allocation Portfolio)	Replacement Portfolio (Fidelity VIP FundsManager 60% Portfolio)
Management	0.45%	0.25%*
12b-1	0.25%	0.25%

Total	0.70%	0.50%

*	The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” of the Replacement Portfolio are higher than those for the Existing Portfolio—i.e., 0.63% versus 0.20%, respectively. Please note that a portion of the “Acquired Fund Fees” of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds.”

C.	Comparison of Performance

The following chart compares the average annual total returns for the Class II shares of the Existing Portfolio and for the Service Class 2 shares of the Replacement Portfolio for the one-year, five-year, and ten-year periods for the fiscal year ending December 31, 2014, and from inception (April 30, 2007, for the Existing Portfolio and August 22, 2007, for the Replacement Portfolio) to December 31, 2014.

Portfolio	1 Year	5 Years	Since Inception
Existing Portfolio (inception: 4/30/07) Ibbotson Balanced ETF Asset Allocation Portfolio
Class II	4.51%	7.47%	3.75%
Dow Jones Moderate U.S. Portfolio Index	9.08%	11.52%	6.78%
60% S&P 500 Index/38% Barclays Capital U.S. Aggregate Bond Index/2% The Bank of America Merrill Lynch (BofA ML) 3 Month Treasury Bill Index	10.49%	11.09%	6.26%
Replacement Portfolio (inception: 8/22/07) Fidelity VIP FundsManager 60% Portfolio
Service Class 2	5.26%	9.02%	4.99%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.05%
FundsManager 60% Composite IndexSM (reflects no deduction for fees or expenses)	6.40%	9.34%	5.45%

Substitution 38:

Ibbotson Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 70% Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Ibbotson Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 70% Portfolio
Investment Objective	Investment Objective

The Portfolio seeks to provide investors with capital appreciation	The fund seeks high total return

Principal Investment Strategies	Principal Investment Strategies

•    A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments

•    May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee

•    Under normal circumstances, may allocate 10-30% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 20%), and approximately 70-90% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 80%)

•    Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 49%

•    International Equity Funds: 21%

•    Fixed-Income Funds: 25%

•    Money Market Funds: 5%

•    Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the FundsManager 70% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments)

•    Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Investment Risks	Principal Investment Risks

•    Management risk

•    Fund of funds risk

•    ETF risks

•    Asset concentration risk

•    Derivatives risk

•    Non-diversification risk

•    Market timing risk

•    ETN risks

•    Fixed-income underlying ETF risks

•    Non-fixed income underlying ETF risks

•    Investing in other funds

•    Stock market volatility

•    Interest rate changes

•    Foreign exposure

•    Geographic exposure

•    Industry exposure

•    Prepayment

•    Issuer-specific changes

•    Leverage risk

•    Commodity-linked investing

The Ibbotson Growth ETF Asset Allocation Portfolio (Existing Portfolio) and the Fidelity VIP FundsManager 70% Portfolio (Replacement Portfolio) have similar investment objectives and investment strategies. The Existing Portfolio and the Replacement Portfolio pursue their respective investment strategies by investing in different types of securities and financial instruments — the Existing Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) and may invest in exchange–traded notes (ETNs), and the Replacement Portfolio invests in affiliated registered investment companies. More significant than this difference, however, is the similarity that the Existing Portfolio and the Replacement Portfolio are each structured as a fund-of-funds. Investment in a registered investment company — whether or not an ETF —involves substantially the same risks as investing directly in the underlying securities. In this Substitution, the target allocations of both the Existing Portfolio and the Replacement Portfolio are focused primarily on domestic and foreign equity securities and fixed income securities. Both Portfolios present the risk of commodities-linked investing.

Although differences in investment objectives, strategies and risks exist, these differences should not introduce Owners to materially greater risks than before the Substitution. Both the Existing and Replacement Portfolios are funds of funds with comparable target allocation to equities, fixed-income, and money market instruments. Although the expected target asset allocations for the Portfolios are not identical, those for the Replacement Portfolio—approximately 30% to ETFs that invest primarily in fixed income securities and money market instruments and 70% to ETFs that invest primarily in equity securities — are in the range envisioned for the Existing Portfolio — 10-30% (20% expected) to ETFs that invest primarily in fixed income securities and money market instruments, and 70-90% (80% expected) to ETFs that invest primarily in equity securities and other investments, including commodities and commodity futures.

It also is notable that, while both Portfolios pursue their respective investment objectives with comparable market risk levels, investors in the Existing Portfolio may be exposed to additional investment risk because the investment manager has the flexibility to invest in ETNs. Although ETN returns are based upon the performance of a market index minus applicable fees, the value of an ETN is affected by the credit rating of the issuer of that ETN. Consequently, investors in ETNs are exposed to the risk that the value of an ETN may drop because of a downgrade in the issuer’s credit risk, even if there is no change in the underlying market index.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.

	Existing Portfolio (Ibbotson Growth ETF Asset Allocation Portfolio – Class II)	Replacement Portfolio (Fidelity VIP FundsManager 70% Portfolio – Service Class 2)
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.05%	0.00%
Acquired Fund Fees and Expenses	0.14%	0.66%
Total Annual Portfolio Operating Expenses	0.89%	1.16%
Fee Waiver / Expense Reimbursement	N/A	(0.15%)
Total – After Fee Waiver / Expense Reimbursement	0.89%	1.01%

Even after taking into account the fee waiver / expense reimbursement available under the Replacement Portfolio, the total annual operating expenses of the Replacement Portfolio are higher than those of the Existing Portfolio. Under these circumstances, Horace Mann will take steps to ensure that for two years after the Substitution Date, Owners with Contract value allocated to the Existing Portfolio on the Substitution Date will not incur higher annual operating expenses (net of any fee waivers or expense reimbursements) for the Replacement Portfolio, by applying the Expense Limitation described on page 11. Thereafter, expenses of the Replacement Portfolio can vary from year to year and could exceed those of the Existing Portfolio.

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Ibbotson Growth ETF Asset Allocation Portfolio—Class II)	Replacement Portfolio (Fidelity VIP FundsManager 70%— Service Class 2)
Management	0.45%	0.25%*
12b-1	0.25%	0.25%

Total	0.70%	0.50%

*	The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” of the Replacement Portfolio are higher, however, than those for the Existing Portfolio—i.e., 0.66% versus 0.19%, respectively. Please note that a portion of the “Acquired Fund Fees” of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds.”

C.	Comparison of Performance

The chart below compares the average annual total returns for Class II shares of the Existing Portfolio and Service Class 2 shares of the Replacement Portfolio for the one- and five-year periods ended December 31, 2014, and from inception of each Portfolio (April 30, 2007, for the Existing Portfolio and April 13, 2006, for the Replacement Portfolio) to December 31, 2014.

Portfolio	1 Year	5 Years	Since Inception
Existing Portfolio (inception: 4/30/07) Ibbotson Growth ETF Asset Allocation Portfolio
Class II	4.57%	8.58%	3.46%
Dow Jones Moderately Aggressive U.S. Portfolio Index	10.11%	13.67%	7.09%
80% S&P 500 Index/20% Barclays Capital U.S. Aggregate Bond Index	12.16%	13.34%	6.56%
Replacement Portfolio (inception: 4/13/06) Fidelity VIP FundsManager 70%
Service Class 2	5.10%	9.83%	5.33%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.79%
FundsManager 70% Composite IndexSM (reflects no deduction for fees or expenses)	6.50%	10.13%	6.13%

Substitution 39:

Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Class II) replaced by Fidelity VIP FundsManager 85% Portfolio (Service Class 2)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	Fidelity VIP FundsManager 85% Portfolio

Investment Objective	Investment Objective

The Portfolio seeks to provide investors with capital appreciation	The fund seeks high total return

Principal Investment Strategies	Principal Investment Strategies

•    A “fund-of-funds” that invests primarily in securities of exchange-traded funds (“ETFs”) that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments

•    May also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETN”)—generally senior, unsecured, unsubordinated debt securities issued by a sponsor, with returns based on the performance of an underlying market index—usually in the natural resource or commodity markets—minus an annual expense or fee

•    Under normal circumstances, may allocate 0-20% of its investments to ETFs that invest primarily in fixed-income securities and money market instruments (expected allocation approximately 10%), and approximately 80-100% of its investments to ETFs that invest primarily in equity securities of large, medium and small sized companies, as well as other investments such as commodities and commodity futures (expected allocation approximately 90%)

•    Normally invests in a combination of underlying Fidelity retail and Variable Insurance Products (VIP) funds with the following approximate target asset allocations:

•    Domestic Equity Funds: 60%

•    International Equity Funds: 25%

•    Fixed-Income Funds: 15%

•    Money Market Funds: 0%

•    Underlying Fidelity fund holdings actively managed to achieve portfolio characteristics similar to the FundsManager 85% Composite IndexSM, a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U. S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); and Barclays® U.S. Aggregate Bond Index (bonds)

•    Uses proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager’s experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds

Principal Investment Risks	Principal Investment Risks

•    Management risk

•    Fund of funds risk

•    ETF risks

•    Asset concentration risk

•    Derivatives risk

•    Non-diversification risk

•    Market timing risk

•    ETN risks

•    Fixed-income underlying ETF risks

•    Non-fixed income underlying ETF risks

•    Investing in other funds

•    Stock market volatility

•    Interest rate changes

•    Foreign exposure

•    Geographic exposure

•    Industry exposure

•    Prepayment

•    Issuer-specific changes

•    Leverage risk

•    Commodity-linked investing

Both the Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Existing Portfolio) and the Fidelity VIP FundsManager 85% Portfolio (Replacement Portfolio) have similar investment objectives and investment strategies. The Existing Portfolio and the Replacement Portfolio pursue their respective investment strategies by investing in different types of securities and financial instruments — the Existing Portfolio invests primarily in unaffiliated exchange-traded funds (ETFs) and may invest in exchange-traded notes (ETNs), and the Replacement Portfolio invests in affiliated registered investment companies. More significant than this difference, however, is the similarity that the Existing Portfolio and the Replacement Portfolio are each structured as a fund-of-funds. Investment in a registered investment company — whether or not an ETF — involves substantially the same risks as investing directly in the underlying securities. In this substitution, the target allocations of both the Existing Portfolio and the Replacement Portfolio are focused primarily on domestic and foreign equity securities and fixed income securities. Both Portfolios present the risk of commodities-linked investing.

Although differences in risks and investment strategies exist, these differences should not introduce Owners to materially greater risks than before the Substitution. Both the Existing and Replacement Portfolios are funds of funds with similar target asset allocation among funds that invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, and other instruments. Although the expected target asset allocations for the Portfolios are not identical, those for the Replacement Portfolio — approximately 15% in fixed income securities and money market instruments and 85% in equity securities — are in the range envisioned for the Existing Portfolio — 0-20% (10% expected) to ETFs that invest primarily in fixed income securities and money market instruments, and 80-100% (90% expected) to ETFs that invest primarily in equity securities and other investments, including commodities and commodity futures.

It is also notable that investors in the Existing Portfolio may be exposed to additional investment risk because the investment manager has the flexibility to invest in ETNs. Although ETN returns are based upon the performance of a market index minus applicable fees, a value of an ETN is affected by the credit rating of the issuer of that ETN. Consequently, investors in ETNs are exposed to the risk that the value of the ETN may drop because of a downgrade in the issuer’s credit risk, even if there is no change in the underlying market risk.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.

	Existing Portfolio (Ibbotson Aggressive Growth ETF Asset Allocation Portfolio –Class II)	Replacement Portfolio (Fidelity VIP FundsManager 85% Portfolio –Service Class 2)
Management Fee	0.45%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	0.00%
Acquired Fund Fees and Expenses	0.16%	0.74%
Total Annual Portfolio Operating Expenses	0.93%	1.24%
Fee Waiver / Expense Reimbursement	N/A	(0.15%)
Total – After Fee Waiver / Expense Reimbursement	0.93%	1.09%

Even after taking into account the fee waiver / expense reimbursements available under both Portfolios, the total annual operating expenses of the Replacement Portfolio are higher than those of the Existing Portfolio. Under these circumstances, Horace Mann will take steps to ensure that for two years after the Substitution Date, Owners with Contract value allocated to the Existing Portfolio on the Substitution Date will not incur higher annual operating expenses (net of any fee waivers or reimbursements) for the Replacement Portfolio, by applying the Expense Limitation described on page 11. Thereafter, expenses of the Replacement Portfolio can vary from year to year and could exceed those of the Existing Portfolio.

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Ibbotson Aggressive Growth ETF Asset Allocation Portfolio—Class II)	Replacement Portfolio (Fidelity VIP FundsManager 85%— Service Class 2)
Management	0.45%	0.25%*
12b-1	0.25%	0.25%

Total	0.70%	0.50%

*	The combination of “Other Expenses” and “Acquired Fund Fees and Expenses” of the Replacement Portfolio are higher, however, than those for the Existing Portfolio—i.e., 0.74% versus 0.23%, respectively. Please note that a portion of the “Acquired Fund Fees” of the Replacement Portfolio may represent additional management fees attributable to those “Acquired Funds.”

C.	Comparison of Performance

The chart below compares the average annual total returns for Class II shares of the Existing Portfolio and Service Class 2 shares of the Replacement Portfolio for the one- and five-year periods ended December 31, 2014, and from inception of each Portfolio (April 30, 2007, for the Existing Portfolio and April 13, 2006, for the Replacement Portfolio) to December 31, 2014.

Portfolio	1 Year	5 Years	Since Inception
Existing Portfolio (inception: 4/30/07) Ibbotson Aggressive Growth ETF Asset Allocation Portfolio
Class II	4.56%	9.06%	2.98%
Dow Jones Aggressive U.S. Portfolio Index	11.42%	16.00%	7.48%
90% S&P 500 Index/10% Barclays Capital U.S. Aggregate Bond Index	12.92%	14.41%	6.63%
Replacement Portfolio (inception: 4/13/06) Fidelity VIP FundsManager 85%
Service Class 2	5.08%	10.88%	5.29%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	13.69%	15.45%	7.79%
FundsManager 85% Composite IndexSM (reflects no deduction for fees or expenses)	7.03%	11.57%	6.42%

Substitution 40:

Fidelity VIP Emerging Markets Portfolio (Service Class 2) replaced by American Funds New World Fund (Class 4)

A.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Emerging Markets Portfolio	American Funds New World Fund
Investment Objective	Investment Objective

Seeks capital appreciation	Seeks long-term capital appreciation

Existing Portfolio	Replacement Portfolio

Fidelity VIP Emerging Markets Portfolio	American Funds New World Fund

Principal Investment Strategies	Principal Investment Strategies

•    Invests primarily in common stocks

•    Normally invests at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets

•    Allocates investments across different emerging market countries

•    Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments

•    Invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets and that the investment adviser believes have potential of providing capital appreciation.

•    May invest in companies without regard to market capitalization, including companies with small market capitalizations.

•    May invest in equity securities of any company, regardless of where it is based, for which the investment adviser determines that a significant portion of the company’s assets or revenues (generally 20% or more) is attributable to developing countries.

•    May invest in debt securities of issuers, including issuers of lower rated bonds (sometimes referred to as “junk bonds”)

•    May invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds and government bonds, that are primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries.

•    Under normal market conditions, invests at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.

•    In determining whether a country is qualified, the fund’s investment adviser considers such factors as the country’s per capita gross domestic product, the percentage of the country’s economy that is industrialized, market capital as a percentage of gross domestic product, the overall regulatory environment, the presence of government regulation limiting or banning foreign ownership, and restrictions on repatriation of initial capital, dividends, interest and/or capital gains.

•    To a limited extent, may invest in securities of issuers based in nonqualified developing countries.

•    Investment adviser undertakes fundamental analysis to identify and invest in companies that it believes are attractively valued and represent good, long-term investment opportunities.

•    Fund portfolio divided into segments managed by individual counselors who decide how their respective segments will be invested.

Existing Portfolio	Replacement Portfolio

Fidelity VIP Emerging Markets Portfolio	American Funds New World Fund

Principal Investment Risks	Principal Investment Risks

• Stock market volatility • Foreign and emerging market risk • Issuer-specific changes

•    Market conditions

•    Issuer risks

•    Investing in growth-oriented stocks

•    Investing outside the United States

•    Investing in developing countries

•    Investing in small companies

•    Investing in debt instruments

•    Investing in lower rated bonds

•    Thinly traded securities

•    Management

Both the Fidelity VIP Emerging Market Portfolio (Existing Portfolio) and the American Funds New World Fund (Replacement Portfolio) have similar investment objectives and investment strategies. The investment objective of both the Existing Portfolio and the Replaced Portfolio is capital appreciation. Additionally, the Portfolios invest primarily in the common stocks of companies based in, or with significant exposure to, emerging markets. In determining the emerging market countries in which to invest, the investment managers of both the Existing and the Replacement Portfolios will consider factors such as an issuer’s financial condition, and market and economic conditions in the developing country. The Replacement Portfolio also may invest in debt securities, including lower-rated bonds (i.e., “junk bonds”).

Both the Existing Portfolio and the Replacement Portfolio are exposed to the risks posed by the volatility of the stock market and investment in stocks of different market capitalizations, and the risks attendant to investing in emerging and foreign markets (e.g., currency risk and the risk of unstable market and political conditions). Any differences in risks and investment objectives and strategies will not introduce Contract owners to materially greater risks than before the Substitution.

B.	Comparison of the Portfolios’ Fees and Other Expenses

The following chart compares the total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio. It is anticipated that, after the proposed Substitution, the total annual operating expenses of the Replacement Portfolio will be lower than those of the Existing

Portfolio. Expenses of the Replacement Portfolio can vary from year to year, however, and could (in the future) exceed those of the Existing Portfolio.

	Existing Portfolio (Fidelity VIP Emerging Markets Portfolio –Service Class 2)	Replacement Portfolio (American Funds New World Fund – Class 4 Shares)
Management Fee	0.80%	0.72%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.30%	0.31%
Total Annual Portfolio Operating Expenses	1.35%	1.28%
Fee Waiver / Expense Reimbursement	N/A	N/A
Total – After Fee Waiver / Expense Reimbursement	1.35%	1.28%

The following chart compares the management fees and 12b-1 fees paid for the fiscal year ending December 31, 2014, expressed as an annual percentage of average daily net assets, by the Existing Portfolio and the Replacement Portfolio. The 12b-1 fees for the Existing Portfolio and the Replacement Portfolio are equal, but the combined management fee and 12b-1 fee of the Replacement Portfolio are lower than those for the Existing Portfolio.

Fee	Existing Portfolio (Fidelity VIP Emerging Markets Portfolio)	Replacement Portfolio (American Funds New World Fund)
Management	0.80%	0.72%
12b-1	0.25%	0.25%

Total	1.05%	0.97%

C.	Comparison of Performance

The chart below compares the average annual total returns for Service Class 2 shares of the Existing Portfolio for the one-year and five-year periods ended December 31, 2014, and from the inception of the Existing Portfolio (January 23, 2008) to December 31, 2014, and for Class 4 shares of the Replacement Portfolio for the one-, five-, and ten-year periods ended December 31, 2014.

Portfolio	1 Year	5 Years	10 Years / Inception
Existing Portfolio (inception: 1/23/08) Fidelity VIP Emerging Markets Portfolio
Service Class 2	1.13%	2.06%	-0.61%
MSCI® Emerging Markets Index (reflects no deduction for fees, expenses, or taxes)	1.82%	2.11%	1.35%
Replacement Portfolio (10 years)* American Funds New World Fund
Class 4	8.13%	3.93%	8.13%
MSCI All Country World Index (reflects no deduction for sales charges, account fees, expenses or U.S. federal income taxes)	4.16%	9.17%	6.09%
MSCI Emerging Markets Index (reflects no deduction for sales charges, account fees, expenses or U.S. federal income taxes)	-2.19%	1.78%	8.43%

*	Class 4 shares were first offered on December 14, 2012. Performance results for the Replacement Portfolio before that date assume a hypothetical investment in Class 1 shares —which were first offered on June 17, 1999, when the portfolio began investment operations —reduced by the 0.50% annual expense that applies to Class 4 shares. Results for Class 1 shares are comparable to those of Class 4 shares because both classes invest in the same portfolio of securities.

D. VOTING ELIGIBILITY

An Owner is entitled to one vote for each dollar of contract value (referred to herein as a “unit”) that he or she owns in a Subaccount. As of the Record Date, the total number of units held in each Subaccount for each of the Separate Accounts funding the Contracts and entitled to vote was as follows:

		SEPARATE ACCOUNT FUNDING THE CONTRACTS
		HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT (File No. 811-01343)		HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT (File No. 811-21974)
Replacement Portfolio	SUBACCOUNT (Substitution #)	FILE NO. 2- 24256 Number of Units Eligible to Vote	FILE NO. 333- 129284 Number of Units Eligible to Vote	FILE NO. 333-138322 Number of Units Eligible to Vote
Index 500 Portfolio	Wilshire 5000 Index Fund*(1&2)	2,003,220.017	500,497.364	33,014.867
	Fidelity Growth & Income Portfolio(3)	899,818.009	414,512.072	60,966.564
	Davis Value Portfolio(4)	627,368.855	439,094.000	121,228.924
	T. Rowe Price Equity Income Portfolio(5)	224,117.454	304,874.022	55,330.635
	Wilshire Large Company Value Portfolio(6)	784,055.504	241,668.104	42,028.461
	Fidelity Growth Portfolio(7)	960,952.916	385,318.718	117,557.619
	Wilshire Large Company Growth Portfolio*(8&9)	701,978.246	105,945.210	7,291.703
	Delaware VIP U.S. Growth(10)	83,526.162	77,991.435	9,012.182
	AB Large Cap Growth(11)	769,684.824	208,099.256	37,502.699

Calvert VP S&P MidCap 400 Index Portfolio	Dreyfus MidCap Stock Portfolio (12)	35,074.649	0	0

Calvert VP S&P MidCap 400 Index Portfolio	Fidelity Mid Cap Portfolio(13)	856,943.074	323,016.809	59,862.291
	Rainier Small/Mid Cap Equity Fund (14)	328,415.327	119,058.009	39,694.230
	Ariel Appreciation Fund (15)	570,283.278	44,789.944	0

		SEPARATE ACCOUNT FUNDING THE CONTRACTS
		HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT (File No. 811-01343)		HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT (File No. 811-21974)
Replacement Portfolio	SUBACCOUNT (Substitution #)	FILE NO. 2- 24256 Number of Units Eligible to Vote	FILE NO. 333- 129284 Number of Units Eligible to Vote	FILE NO. 333-138322 Number of Units Eligible to Vote
	Goldman Sachs Mid Cap Value Fund (16)	47,667.641	36,452.977	5,867.226
	American Century VP Mid Cap Value Fund(17)	51,318.085	39,186.641	7,660.162
	Wells Fargo Advantage VT Opportunity Fund (18)	140,128.002	0	0
	AB Small/Mid Cap Value Portfolio (19)	33,677.938	63,607.342	9,198.235
	Ariel Fund (20)	393,126.520	70,507.289	8,335.174
	Lord Abbett Growth Opportunities Portfolio (21)	76,273.273	0	0
	Putnam VT Multi-Cap Growth Fund (22)	203,000.309	31,484.668	1,579.335
	Delaware VIP Smid Cap Growth Series (23)	111,563.038	77,384.068	18,414.020

Small Cap Stock Index Portfolio	Goldman Sachs Small Cap Equity Insights Fund (24)	74,659.280	46,056.419	0
	Lazard Retirement US Small-Mid Cap Equity Portfolio (25)	38,138.723	43,151.612	10,627.337
	Neuberger Berman Genesis Fund (26)	688,398.515	251,562.140	37,292.144

		SEPARATE ACCOUNT FUNDING THE CONTRACTS
		HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT (File No. 811-01343)		HORACE MANN LIFE INSURANCE COMPANY QUALIFIED GROUP ANNUITY SEPARATE ACCOUNT (File No. 811-21974)
Replacement Portfolio	SUBACCOUNT (Substitution #)	FILE NO. 2- 24256 Number of Units Eligible to Vote	FILE NO. 333- 129284 Number of Units Eligible to Vote	FILE NO. 333-138322 Number of Units Eligible to Vote
	T. Rowe Price Small-Cap Stock Fund (27)	208,726.406	0	0
Small Cap Stock Index Portfolio	T. Rowe Price Small-Cap Value Fund (28)	203,811.961	0	0
	Wilshire Small Company Value Portfolio (29)	109,998.594	42,993.806	6,320.871
	Royce Small-Cap Portfolio (30)	472,699.070	460,490.822	143,082.703
	AB Small Cap Growth Portfolio (31)	50,095.102	72,344.380	11,726.636
	Wilshire Small Company Growth Portfolio (32)	105,385.831	0	0

Real Estate Portfolio	Delaware VIP REIT Series(Service Class) (33)	325,074.832	506,750.609	132,276.744

Franklin High Income VIP Fund	Fidelity High Income Portfolio(Service Class 2) (34)	498,264.797	512,742.689	158,146.480

FundsManager 20% Portfolio	Ibbotson Conservative ETF Asset Allocation Portfolio (35)	105,522.655	268,643.165	24,839.552

FundsManager 50% Portfolio	Ibbotson Income and Growth ETF Asset Allocation Portfolio (36)	225,117.828	396,854.167	31,271.527

FundsManager 60% Portfolio	Ibbotson Balanced ETF Asset Allocation Portfolio (37)	527,571.320	1,401,055.029	161,913.766

FundsManager 70% Portfolio	Ibbotson Growth ETF Asset Allocation Portfolio (38)	457,440.440	1,161,450.318	179,199.691

FundsManager 85% Portfolio	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (39)	115,165.242	529,056.606	127,989.387

New World Fund	Fidelity Emerging Markets Portfolio (40)	251,610.902	385,471.789	61,640.546

E. EFFECTS ON OWNERS

Additional facts concerning Owners’ rights in connection with the Substitutions are as follows:

A.	Owners will not:

•	experience any change in the amount of Contract value, death benefit, or dollar value of their investments in any of the subaccounts of the Separate Accounts as a result of the Substitutions;

•	incur any fees or charges as a result of the Substitutions, and no charges will apply to transfers among Subaccounts made in connection with the Substitutions;

•	experience any change in their insurance benefits under the Contracts as a result of the Substitutions;

•	incur any expenses in connection with the Substitutions;

•	incur any tax liability, or experience any change in any tax benefit associated with the Contracts as a result of the Substitutions;

•	incur greater Contract fees and charges immediately after the Substitutions than those experienced immediately before the Substitutions;

•	have their rights, or Horace Mann’s obligations, under the Contracts altered in any way as a result of the Substitutions;

•	pursuant to the Expense Limitation described on page 15, for those who were Contract owners on the Substitution Date and who, as a result of a Substitution, had Contract value allocated to a subaccount investing in a Replacement Portfolio, incur annual operating expenses for two years after the Substitution Date for such Replacement Portfolio that are higher than the annual operating expenses (net of any fee waivers and expense reimbursements) of the corresponding Existing Portfolio as of the most recent fiscal year preceding the Substitution Date. Thereafter, expenses of such a Replacement Portfolio can vary from year to year and could exceed those of the Existing Portfolio.

B.	Owners will:

•	from May 1, 2015 through thirty (30) days following the Substitution Date, be permitted to make one transfer of Contract value from the Subaccount investing in the Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available investment option under the Contracts without charge (including any sales charges or surrender charges) and without any transfer limitations (Horace Mann currently does not impose any restrictions (except as described in the market timing/short-term trading provisions of the prospectuses) or assess any fees, charges or penalties on transfers of Contract value between the available Subaccounts before annuity payments begin); and

•	at least 30 days before the Substitution Date, receive a copy of the most recent prospectus for the applicable Replacement Portfolio(s).

C.	Horace Mann will:

•	pay all expenses incurred in connection with the Substitutions, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions.

D.	Horace Mann will not:

•	exercise any right it may have under the Contracts to impose restrictions on transfers between Subaccounts until at least thirty (30) days after the Substitution Date.

HORACE MANN RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSED SUBSTITUTION OF A REPLACEMENT PORTFOLIO FOR AN EXISTING PORTFOLIO TO WHICH YOU HAVE ALLOCATED CONTRACT VALUE.

F. GENERAL INFORMATION

I.	Cost of Solicitation

Horace Mann will pay the cost of the solicitation, including the preparation and mailing of the Voting Information Statement and voting instructions cards, the solicitation of votes, and legal and other expenses.

II.	Service Providers

Horace Mann Investors, Inc. (“HM Investors”) serves as principal underwriter of the Separate Accounts and distributor of the Contracts. Its principal business address is One Horace Mann Plaza, Springfield, Illinois, 62715-0001.

III.	Contract owner Proposals

Owners have no rights under the Contracts to put voting proposals before the Owners.

IV.	Prospectuses and Annual and Semi-Annual Reports

Upon request, Horace Mann will furnish, without charge, the most recent annual shareholder reports and semi-annual shareholder reports for the Replacement Portfolio(s), and additional copies of the current prospectuses for the Replacement Portfolios and any Existing Portfolio. To request any of these, please write, call or fax Horace Mann at the address and telephone numbers noted below under “Inquiries.” Copies of these documents may also be found at www.horacemann.com in the “Financial Services” section.

V.	Inquiries

Owners may make inquiries by calling, faxing or writing Horace Mann:

•	Call (toll-free): (855) 806-7765

•	Fax: (877) 832-3785

•	Write: Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657

YOUR VOTE IS VERY IMPORTANT!

PLEASE SIGN, DATE AND RETURN THE VOTING INSTRUCTIONS CARD(S) IN THE ENCLOSED ENVELOPE TODAY.

YOU ALSO MAY CAST YOUR VOTE BY TELEPHONE AT 888-227-9349 OR ONLINE AT PROXYONLINE.COM.

Appendix A: The Existing Portfolios and Replacement Portfolios

Existing Portfolios

A.	Wilshire Mutual Funds Inc.

Wilshire Mutual Funds, Inc. is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the following Existing Portfolios:

•	Wilshire 5000 Index Fund (Substitutions 1 and 2),

•	Wilshire Large Company Value Portfolio (Substitution 6),

•	Wilshire Large Company Growth Portfolio (Substitutions 8 and 9),

•	Wilshire Small Company Value Portfolio (Substitution 29), and

•	Wilshire Small Company Growth Portfolio (Substitution 32).

Shares of the Wilshire Mutual Funds Inc. portfolios are registered under the 1933 Act. Wilshire Associates Incorporated (“Wilshire Associates”) serves as the investment adviser to, and receives a management fee from, the above Existing Portfolios:

Wilshire Associates Incorporated’s principal business address is 1299 Ocean Avenue, Floor 7, Suite 700, Santa Monica, CA 90401-1085.

Pursuant to an exemptive order from the SEC, Wilshire Associates, without shareholder approval, can replace, add or remove subadvisors that are not “affiliated persons” of Wilshire Associates, as defined in the 1940 Act, and enter into sub-advisory agreements with such subadvisors, upon approval of the board of trustees of the Wilshire Mutual Funds, Inc. (for Wilshire 5000 Index Fund, Wilshire Large Company Value Portfolio, Wilshire Large Company Growth Portfolio, Wilshire Small Company Value Portfolio and Wilshire Small Company Growth Portfolio).

Los Angeles Capital Management and Equity Research, Inc. (“Los Angeles Capital”) is a subadvisor to the Wilshire 5000 Index Fund, the Wilshire Large Company Value Portfolio, and the Wilshire Large Company Growth Portfolio. Los Angeles Capital’s principal business address is 11150 Santa Monica Boulevard, Los Angeles, CA 90025.

Pzena Investment Management, LLC (“Pzena”) and Systematic Financial Management, L.P. (“SFM”) also serve as subadvisors to the Wilshire Large Company Value Portfolio. Pzena’s principal business address is 120 West 45th Street, 20th Floor, New York, NY 10036. SFM’s principal business address is 300 Frank W. Burr Boulevard Glenpointe East, 7th Floor, Teaneck, NJ 07666.

Cornerstone Capital Management LLC (“Cornerstone”) and Victory Capital Management Inc. (“Victory”) also serve as investment subadvisors to the Wilshire Large Company Growth Portfolio. Cornerstone’s principal business address is 3600 Minnesota Drive, Suite 70, Edina, MN 55435. Victory’s principal business address is 2900 Tiedeman Road, Brooklyn, Ohio 44141.

Los Angeles Capital Management and Equity Research, Inc. and NWQ Investment Management Company, LLC serve as subadvisors to the Wilshire Small Company Value Portfolio. Los Angeles Capital Management and Equity Research, Inc.’s principal business address is 11150 Santa Monica Blvd., Suite 200, Los Angeles, CA 90025. NWQ Investment Management Company, LLC’s principal business address is 2049 Century Park East, 16th Floor, Los Angeles, California 90067.

Los Angeles Capital Management and Equity Research, Inc. also serves as subadvisor, along with Ranger Investment Management, L.P., to the Wilshire Small Company Growth Portfolio. Ranger Investment Management, L.P.’s principal business address is 2828 N. Harwood Street, Suite 1600, Dallas, Texas 75201.

B.	Variable Insurance Products Fund III

Fidelity’s Variable Insurance Products Fund III is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the following Existing Portfolios:

•	Growth & Income Portfolio (Substitution 3), and

•	Mid Cap Portfolio (Substitution 13).

Shares of the Variable Insurance Products Fund III portfolios are registered under the 1933 Act.

Fidelity Management & Research Company (“FMR”) serves as the investment manager to, and receives a management fee from, the above Existing Portfolios. FMR’s principal place of business is 245 Summer Street, Boston, MA 02210.

FMR Co., Inc., an affiliate of FMR, and other investment advisers serve as the subadvisors to the Growth & Income Portfolio and the Mid Cap Portfolio. The principal business address of FMR Co., Inc. is 82 Devonshire Street, V10G, Boston, MA 02109.

C.	Davis Variable Account Fund, Inc. – Davis Value Portfolio

Davis Variable Account Fund, Inc. is registered under the 1940 Act as an open-end, diversified management investment company and currently offers a number of separate investment portfolios, including the Davis Value Portfolio (Existing Portfolio, Substitution 4). Shares of the Davis Variable Account Fund, Inc. portfolios are registered under the 1933 Act.

Davis Selected Advisers, L.P. serves as the investment adviser to, and receives a management fee from, the Davis Value Portfolio (Existing Portfolio, Substitution 4). Davis Select Advisers, L.P. principal business address is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756.

Davis Selected Advisers-NY, Inc., a wholly owned subsidiary of Davis Selected Advisers, L.P., is the subadvisor to the Davis Value Portfolio. Davis Selected Advisers-NY, Inc.’s principal business address is 620 Fifth Avenue, 3rd Floor, New York, New York 10020.

D.	T. Rowe Price Equity Securities, Inc.

T. Rowe Price Equity Securities, Inc. is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the T. Rowe Price Equity Income Portfolio – II (Existing Portfolio, Substitution 5). Shares of the T. Rowe Price Equity Series, Inc. portfolios are registered under the 1933 Act.

T. Rowe Price Associates, Inc. serves as the investment adviser to, and receives an investment management fee from, the T. Rowe Price Equity Income Portfolio – II (Substitution 5). T. Rowe Price Associates, Inc.’s principal business address is 100 East Pratt Street, Baltimore, MD 21202.

E.	Variable Insurance Products Fund

Fidelity’s Variable Insurance Products Fund is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the following Existing Portfolios;

•	Growth Portfolio (Substitution 7),

•	High Income Portfolio (Substitution 34)

Shares of the Variable Insurance Products Fund portfolios are registered under the 1933 Act.

Fidelity Management & Research Company (“FMR”) serves as the investment manager to, and receives a management fee from, the above Existing Portfolios. FMR’s principal place of business is 245 Summer Street, Boston, MA 02210.

FMR Co., Inc., an affiliate of FMR, and other investment advisers serve as the subadvisors to the Growth Portfolio and the High Income Portfolio. The principal business address of FMR Co., Inc. is 82 Devonshire Street, V10G, Boston, MA 02109.

F.	Delaware VIP Trust

Delaware VIP Trust is registered under the 1940 Act as an open-end management investment company and offers a number of separate investment portfolios, including the following Existing Portfolios:

•	Delaware VIP U.S. Growth Series (Substitution 10),

•	Delaware VIP Smid Cap Growth Series (Substitution 23),

•	Delaware VIP REIT Series (Substitution 33).

Shares of the Delaware VIP Trust portfolios are registered under the 1933 Act.

Delaware Management Company (“DMC”), a series of Delaware Management Business Trust, serves as the investment adviser to, and receives an investment management fee from, the above Existing Portfolios (collectively, the “Series”). Delaware Management Company’s principal business address is 2005 Market Street, Philadelphia, PA 19103-7094.

The Series and the DMC have received an exemptive order from the U.S. Securities and Exchange Commission (SEC) to operate under a manager of managers structure that permits DMC, with the approval of the board of trustees of the Delaware VIP Trust, to appoint and replace sub-advisors, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of each of the Series without shareholder approval. While DMC does not currently expect to use the manager of managers structure with respect to the Series, DMC may do so in the future.

Jackson Square Partners, LLC (“JSP”), located at 101 California Street, Suite 3750, San Francisco, CA 94111, is the sub-advisor to the Delaware VIP Smid Cap Growth Series

G.	AllianceBernstein Variable Products Series Fund, Inc.

AllianceBernstein Variable Products Series Fund, Inc. is registered under the 1940 Act as an open-end series investment company and offers a number of separate investment portfolios, including the following Existing Portfolios:

•	Large Cap Growth Portfolio (Substitution 11),

•	Small/Mid Cap Value Portfolio (Substitution 19),

•	Small Cap Growth Portfolio (Substitution 31).

Shares of the AllianceBernstein Variable Products Series Fund, Inc. portfolios are registered under the 1933 Act.

AllianceBernstein L.P. serves as the investment adviser to, and receives an investment advisory fee from, the above Existing Portfolios. AllianceBernstein L.P.’s principal business address is 1345 Avenue of the Americas, New York, New York 10105.

H.	Dreyfus Investment Portfolios

Dreyfus Investment Portfolios is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the MidCap Stock Portfolio (Existing Portfolio, Substitution 12). Dreyfus Investment Portfolios issues shares of its portfolios, which are registered under the 1933 Act.

The Dreyfus Corporation serves as the investment adviser to, and receives a management fee from, the Midcap Stock Portfolio. The Dreyfus Corporation’s principal business address is 200 Park Avenue, New York, New York 10166.

Investment decisions for the MidCap Stock Portfolio are made by the Active Equity Team of Mellon Capital Management Corporation, an affiliate of the Dreyfus Corporation.

I.	Rainier Investment Management Mutual Funds

Rainier Investment Management Mutual Funds is registered under the 1940 Act as an open-end investment company and currently offers a number of separate investment portfolios, including the Rainier Small/Mid Cap Equity Fund (Existing Portfolio, Substitution 14). Rainier Investment Management Mutual Funds issues shares of its portfolios, which are registered under the 1933 Act.

Rainier Investment Management, Inc. serves as the investment adviser to, and receives an investment advisory fee from, the Rainier Small/Mid Cap Equity Fund. Rainier Investment Management, Inc.’s principal business address is 601 Union Street, Suite 2801, Seattle, WA 98101.

J.	Ariel Investment Trust

Ariel Investment Trust is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the following Existing Portfolios:

•	Ariel Appreciation Fund (Substitution 15) and

•	Ariel Fund (Substitution 20).

Ariel Investment Trust issues shares of its portfolios, which are registered under the 1933 Act.

Ariel Investments, LLC serves as the investment adviser to, and receives an investment advisory fee from, the above Existing Portfolios. Ariel Investments, LLC’s principal business address is 200 East Randolph Street, Suite 2900, Chicago, Illinois 60601.

K.	Goldman Sachs Variable Insurance Trust

The Goldman Sachs Variable Insurance Trust is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the following Existing Portfolios:

•	Goldman Sachs Mid Cap Value Fund (Substitution 16),

•	Goldman Sachs Small Cap Equity Insights Fund (Substitution 24).

The Goldman Sachs Variable Insurance Trust issues shares of its portfolios, which are registered under the 1933 Act.

Goldman Sachs Asset Management, L.P. serves as the investment adviser to, and receives an investment advisory fee from, the above Existing Portfolios. Goldman Sachs Asset Management, L.P.’s principal business address is 200 West Street, New York, New York 10282.

L.	American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc. is registered under the 1940 Act as an open-end management investment company and offers a number of separate investment portfolios, including the VP Mid Cap Value Fund (Existing Portfolio, Substitution 17).

American Century Variable Portfolios, Inc. issues shares of its portfolios, which are registered under the 1933 Act.

American Century Investment Management, Inc. serves as the investment adviser to, and receives a management fee from, the VP Mid Cap Value Fund. American Century Investment Management’s principal business address is 4500 Main Street, Kansas City, Missouri 64111.

M.	Wells Fargo Variable Trust

Wells Fargo Variable Trust is registered under the 1940 Act as an open-end management investment company and offers a number of separate investment portfolios, including the Wells Fargo Advantage VT Opportunity Fund (Existing Portfolio, Substitution 18). The Wells Fargo Variable Trust issues shares of its portfolios, which are registered under the 1933 Act.

Wells Fargo Funds Management, LLC (“Funds Management”) serves as the investment adviser to, and receives an advisory fee from, the Wells Fargo Advantage VT Opportunity Fund . Funds Management’s principal business address is 525 Market Street, San Francisco, California 94105.

Funds Management has received an exemptive order from the SEC that permits Funds Management, subject to the approval of the Wells Fargo Variable Trust board of directors, to select or replace certain sub-advisers to manage all or a portion of the assets of the separate investment portfolios of the Wells Fargo Variable Trust (including the Wells Fargo Advantage VT Opportunity Fund) and enter into, amend or terminate a sub-advisory agreement with certain sub-advisers without obtaining shareholder approval.

Wells Capital Management Incorporated is the subadvisor to the Wells Fargo Advantage VT Opportunity Fund. Wells Capital Management Incorporated’s principal business address is 525 Market Street, San Francisco, California 94105.

N.	Lord Abbett Series Fund, Inc.

Lord Abbett Series Fund, Inc. is registered under the 1940 Act as an open-end management investment company and offers a number of separate investment portfolios, including the Growth Opportunities Portfolio (Existing Portfolio, Substitution 21). Lord Abbett Series Fund, Inc. issues shares of its portfolios, which are registered under the 1933 Act.

Lord, Abbett & Co., LLC serves as the investment adviser to, and receives a management fee from, the Growth Opportunities Portfolio. Lord, Abbett & Co., LLC’s principal business address is 90 Hudson Street, Jersey City, NJ 07302-3973.

O.	Putnam Variable Trust

The Putnam Variable Trust is registered under the 1940 Act as an open-end management investment company and offers a number of separate investment portfolios, including the: Putnam VT Multi-Cap Growth Fund (Existing Portfolio, Substitution 22). The Putnam Variable Trust issues shares of its portfolios, which are registered under the 1933 Act.

Putnam Investment Management, LLC serves as the investment adviser to, and receives an investment management fee from, the Putnam VT Multi-Cap Growth Fund. Putnam Investment Management, LLC’s principal business address is 90 Hudson Street, Jersey City, New Jersey 07302-3973.

P.	Lazard Retirement Series, Inc.

Lazard Retirement Series, Inc. is registered under the 1940 Act as a no-load, open-end management investment company and currently offers a number of separate investment portfolios, including the Lazard Retirement US Small-Mid Cap Equity Portfolio (Existing Portfolio, Substitution 25). Lazard Retirement Series, Inc. issues shares of its portfolios, which are registered under the 1933 Act.

Lazard Asset Management LLC serves as the investment adviser to, and receives a management fee from, the Lazard Retirement US Small-Mid Cap Equity Portfolio. Lazard Asset Management LLC’s principal place of business is 30 Rockefeller Plaza, New York, New York 10112-6300.

Q.	Neuberger Berman Equity Funds

Neuberger Berman Equity Funds is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the Neuberger Berman Genesis Fund (Existing Portfolio, Substitution 26). Neuberger Berman Equity Funds issues shares of its portfolios, which are registered under the 1933 Act.

Neuberger Berman Management LLC serves as the investment adviser to, and receives an investment management fee from, the Neuberger Berman Genesis Fund. Neuberger Berman Management LLC’s principal business address is 605 Third Avenue, 2nd Floor, New York, New York 10158-0180.

Neuberger Berman LLC serves as the subadvisor to the Neuberger Berman Genesis Fund. Neuberger Berman LLC’s principal business address is 605 Third Avenue, 2nd Floor, New York, New York 10158.

R.	T. Rowe Price Small-Cap Stock Fund, Inc.

T. Rowe Price Small-Cap Stock Fund, Inc. is registered under the 1940 Act as an open-end management investment company and currently offers a separate investment portfolio, the T. Rowe Price Small-Cap Stock Fund (Existing Portfolio, Substitution 27). T. Rowe Price Small-Cap Stock Fund, Inc. issues shares of its portfolio, which are registered under the 1933 Act.

T. Rowe Price Associates, Inc. serves as the investment adviser to, and receives an investment management fee from, the above Existing Portfolio. T. Rowe Price Associates, Inc.’s principal business address is 100 East Pratt Street, Baltimore, MD 21202.

S.	T. Rowe Price Small-Cap Value Fund, Inc.

T. Rowe Price Small-Cap Value Fund, Inc. is registered under the 1940 Act as an open-end management investment company and currently offers a separate investment portfolio, the T. Rowe Price Small-Cap Value Fund (Existing Portfolio, Substitution 28). T. Rowe Price Small-Cap Value Fund, Inc. issues shares of its portfolio, which are registered under the 1933 Act.

T. Rowe Price Associates, Inc. serves as the investment adviser to, and receives an investment management fee from, the above Existing Portfolio. T. Rowe Price Associates, Inc.’s principal business address is 100 East Pratt Street, Baltimore, MD 21202.

T.	Royce Capital Fund

Royce Capital Fund is registered under the 1940 Act as an open-end management investment company and offers a number of separate investment portfolios, including the Royce Small-Cap Portfolio (Existing Portfolio, Substitution 30). The Royce Capital Fund issues shares of its portfolios, which are registered under the 1933 Act.

Royce & Associates, LLC serves as the investment adviser to, and receives an advisory fee from, the Royce Small-Cap Portfolio. Royce & Associates, LLC’s principal business address is 745 Fifth Avenue, New York, New York 10151.

U.	ALPS Variable Investment Trust

ALPS Variable Investment Trust is registered under the 1940 Act as an open-end, diversified management investment company and currently offers a number of separate investment portfolios, including the following Existing Portfolios:

•	Ibbotson Conservative ETF Asset Allocation Portfolio (Substitution 35)

•	Ibbotson Income and Growth ETF Asset Allocation Portfolio (Substitution 36)

•	Ibbotson Balanced ETF Asset Allocation Portfolio (Substitution 37)

•	Ibbotson Growth ETF Asset Allocation Portfolio (Substitution 38)

•	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Substitution 39)

Shares of the funds offered through the ALPS Variable Investment Trust are registered under the 1933 Act.

ALPS Advisors, Inc. serves as the investment adviser to, and receives an investment management fee from, the above Existing Portfolios. ALPS Advisors, Inc. is a registered investment adviser. Its principal business address is 1290 Broadway, #1100, Denver, CO 80203.

V.	Variable Insurance Products Fund II

Fidelity’s Variable Insurance Products Fund II is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including theEmerging Markets Portfolio (Existing Portfolio, Substitution 40). Shares of the portfolios of Variable Insurance Products Fund II are registered under the 1933 Act.

Fidelity Management & Research Company (“FMR”) serves as the investment manager to, and receives a management fee from, the above Existing Portfolio. FMR’s principal place of business is 245 Summer Street, Boston, MA 02210.

FMR Co., Inc., an affiliate of FMR, and other investment advisers serve as the subadvisors to the Emerging Markets Portfolio. The principal business address of FMR and FMR Co., Inc. is 245 Summer Street, Boston, MA 02210. Other affiliates of FMR, located in the United Kingdom, Hong Kong, and Japan assist FMR with foreign investments. Other affiliates of FMR located in Bermuda also assist FMR with foreign investments in relation to the Emerging Markets Portfolio.

Replacement Portfolios

A.	Variable Insurance Products Fund II

Fidelity’s Variable Insurance Products Fund II is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the:Index 500 Portfolio (Replacement Portfolio, Substitutions 1 – 11). Shares of the portfolios of Variable Insurance Products Fund II are registered under the 1933 Act.

Fidelity Management & Research Company (“FMR”) serves as the investment manager to, and receives a management fee from, the above Replacement Portfolio. FMR’s principal place of business is 245 Summer Street, Boston, MA 02210.

Geode Capital Management, LLC (“Geode”) and FMR Co., Inc. are the subadvisors to the Index 500 Portfolio. Geode’s principal business address is 1 Post Square, Boston, MA 02109. FMR Co., Inc.’s principal business address is 82 Devonshire Street, V10G, Boston, MA 02109.

Under the management agreement and pursuant to an exemptive order issued by the Commission, FMR also acts as a manager of managers for the Index 500 Portfolio, meaning that FMR has the responsibility to oversee sub-advisers for the Index 500 Portfolio and recommend the hiring, termination and replacement of such sub-advisers. Subject to the approval of the Variable Insurance Products Fund II board of trustees, but without a shareholder approval, FMR may replace or hire unaffiliated sub-advisers or amend the terms of their existing sub-advisory agreements. If you approve the proposed Substitution, then that means you approve the Replacement Portfolio’s reliance on this Manager of Managers Order.

B.	Calvert Variable Products, Inc.

Calvert Variable Products, Inc. is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the Calvert VP S&P MidCap 400 Index Portfolio (Replacement Portfolio, Substitutions 12 – 23). Calvert Variable Products, Inc. issues shares of its portfolios, which are registered under the 1933 Act.

Calvert Investment Management, Inc. serves as the investment adviser to, and receives an investment advisory fee from, the Calvert VP S&P MidCap 400 Index Portfolio. Calvert Investment Management, Inc.’s principal place of business is 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814.

Ameritas Investment Partners, Inc. (“AIP”) is the subadvisor to the Calvert VP S&P MidCap 400 Index Portfolio. AIP’s principal business address is 390 North Cotner Blvd., Lincoln, Nebraska 68505.

C.	Dreyfus Investment Portfolios

Dreyfus Investment Portfolios is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the Small Cap Stock Index Portfolio (Replacement Portfolio, Substitutions 24 – 32). Dreyfus Investment Portfolios issues shares of its portfolios, which are registered under the 1933 Act.

The Dreyfus Corporation serves as the investment adviser to, and receives a management fee from, the Small Cap Stock Index Portfolio. The Dreyfus Corporation’s principal business address is 200 Park Avenue, New York, New York 10166.

D.	Variable Insurance Products Fund IV

Fidelity’s Variable Insurance Products Fund IV is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the Real Estate Portfolio (Replacement Portfolio, Substitution 33). Shares of the portfolios of Variable Insurance Products Fund IV are registered under the 1933 Act.

Fidelity SelectCo, LLC (“SelectCo”), an affiliate of FMR, serves as investment adviser to, and receives a management fee from, the Real Estate Portfolio. FMR Co, Inc. and other investment advisers serve as sub-advisers for the fund. The principal place of business of SelectCo is 1225 17th Street, Denver, Colorado 80202-5541. The principal business address of FMR Co, Inc. is 245 Summer Street, Boston, Massachusetts 02210. Other affiliated investment advisors, located in the United Kingdom, Hong Kong and Japan, assist FMR with foreign investments.

E.	Franklin Templeton Variable Insurance Products Trust

The Franklin Templeton Variable Insurance Products Trust (“Trust”) is registered under the 1940 Act as an open-end management investment company and currently offers a number of separate investment portfolios, including the Franklin High Income VIP Fund (Replacement Portfolio, Substitution 34). Shares of the portfolios of the Trust are registered under the 1933 Act).

Franklin Advisers, Inc. serves as the investment adviser to, and receives a management fee from, the Franklin High Income VIP Fund. The principal business address of Franklin Advisers, Inc. is One Franklin Parkway, Suite 2100, San Mateo, CA 94403-1906.

F.	Variable Insurance Products Fund V

Fidelity’s Variable Insurance Products Fund V is registered under the 1940 Act as an open-end investment management company and currently offers a number of separate investment portfolios, including the following Replacement Portfolios:

•	FundsManager 20% Portfolio (Substitution 35)

•	FundsManager 50% Portfolio (Substitution 36)

•	FundsManager 60% Portfolio (Substitution 37)

•	FundsManager 70% Portfolio (Substitution 38)

•	FundsManager 85% Portfolio (Substitution 39)

Shares of the funds offered through Fidelity’s Variable Insurance Products Fund V are registered under the 1933 Act.

Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company, serves as the investment manager of, and receives a management fee from, the above Replacement Portfolios. The principal business address of Strategic Advisers, Inc. is 245 Summer Street, Boston, Massachusetts 02210.

G.	American Funds Insurance Series®

American Funds Insurance Series (“Trust”) is registered under the 1940 Act as an open-end investment company and currently offers a number of separate investment portfolios (referred to as “funds”), including the New World Fund (Replacement Portfolio, Substitution 40). Shares of the funds of the Trust are registered under the 1933 Act.

Capital Research and Management CompanySM serves as the investment adviser to, and receives a management fee from, the New World Fund. The principal business address of Capital Research and Management Company is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

Although Capital Research and Management Company (“CRMC”) has received an exemptive order from the Commission that allows CRMC, subject to the approval of the American Funds Insurance Series board of directors, to materially amend subadvisory agreements without shareholder approval, there is no assurance that CRMC will exercise any authority granted to it under the exemptive order.

Appendix B: Description of Horace Mann, the Separate Accounts and Variable Contracts

The Company

Horace Mann is a stock life insurance company organized under the laws of Illinois in 1949. Horace Mann is engaged in the sale of individual and group life insurance and annuity contracts on a non-participating basis. As of December 31, 2014, Horace Mann’s statutory assets were in excess of $7.8 billion. Horace Mann is licensed to do business in 48 states and the District of Columbia. Its executive office mailing address is One Horace Mann Plaza, Springfield, Illinois 62715. Horace Mann is an indirect wholly owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the New York Stock Exchange.

The Separate Accounts and Variable Contracts

A.	Contracts funded through the Horace Mann Life Insurance Company Separate Account

Horace Mann established the Horace Mann Life Insurance Company Separate Account on October 9, 1965, under Illinois law. The Separate Account is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-1343). Each Existing Portfolio is an investment option available under the individual variable annuity contracts funded through Horace Mann Life Insurance Company Separate Account, and interests in the Separate Account offered through such Contracts have been registered under the Securities Act of 1933, as amended (the “1933 Act”) (File Nos. 2-24256 and 333-129284).

Horace Mann is the legal owner of the assets in the Horace Mann Life Insurance Company Separate Account. The assets of the Separate Account may not be chargeable with liabilities arising out of any other business of Horace Mann. The income, gains, and losses (whether or not realized) from the assets of the Separate Account are credited to or charged against the amounts allocated to the Separate Account in accordance with the terms of the Contracts without regard to Horace Mann’s other income, gain, or loss.

B.	Contracts funded through Horace Mann Life Insurance Company Qualified Group Annuity Separate Account

Horace Mann established the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account on October 16, 2006, under Illinois law. The Separate Account is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-21974). Each Existing Portfolio is an investment option available under group variable annuity contracts funded through Horace Mann Life Insurance Company Qualified Group Annuity Separate Account, and interests in the Separate Account offered through such Contracts have been registered under the 1933 Act (File No. 333-138322).

Horace Mann is the legal owner of the assets in the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account. The assets of the Separate Account may not be chargeable with liabilities arising out of any other business of Horace Mann. Income, gains, and losses (whether or not realized) from the assets of the Separate Account are credited to or charged against the amounts allocated to the Separate Account in accordance with the terms of the Contracts without regard to Horace Mann’s other income, gain, or loss.

Appendix C: Listing of Current Prospectuses and Most Recent Annual and Semi-Annual Reports for the Existing and Replacement Portfolios

Current prospectuses and the most recent annual and semi-annual shareholder reports for the Replacement Portfolios and the Existing Portfolios are incorporated by reference into this Voting Information Statement. The 1940 Act filing numbers and effective dates of each of these documents are as follows:

Replacement Portfolios:

Substitutions 1-11:

•	Prospectus dated April 30, 2015, for the Index 500 Portfolio, [811-05511]

•	Annual Report dated December 31, 2014, for the Index 500 Portfolio

•	Semi-annual Report dated June 30, 2014, for the Index 500 Portfolio

Substitutions 12-23:

•	Prospectus dated April 30, 2015, for the Calvert VP S&P MidCap 400 Index Portfolio, [811-04000]

•	Annual Report dated December 31, 2014, for the Calvert VP S&P MidCap 400 Index Portfolio

•	Semi-annual Report dated June 30, 2014, for the Calvert VP S&P MidCap 400 Index Portfolio

Substitutions 24-32:

•	Prospectus dated May 1, 2015, for the Small Cap Stock Index Portfolio, [811-08673]

•	Annual Report dated December 31, 2014, for the Small Cap Stock Index Portfolio

•	Semi-Annual Report dated June 30, 2014, for the Small Cap Stock Index Portfolio

Substitution 33:

•	Prospectus dated April 30, 2015, for the Real Estate Portfolio, [811-03759]

•	Annual Report dated December 31, 2014, for the Real Estate Portfolio

•	Semi-annual Report dated June 30, 2014, for the Real Estate Portfolio

Substitution 34:

•	Prospectus dated May 1, 2015, for the Franklin High Income VIP Fund, [811-05583]

•	Annual Report dated December 31, 2014, for the Franklin High Income VIP Fund

•	Semi-annual Report dated June 30, 2014, for the Franklin High Income VIP Fund

Substitution 35:

•	Prospectus dated April 30, 2015, for the FundsManager 20% Portfolio, [811-05361]

•	Annual Report dated December 31, 2014, for the FundsManager 20% Portfolio

•	Semi-annual Report dated June 30, 2014, for the FundsManager 20% Portfolio

Substitution 36:

•	Prospectus dated April 30, 2015, for the FundsManager 50% Portfolio, [811-05361]

•	Annual Report dated December 31, 2014, for the FundsManager 50% Portfolio

•	Semi-annual Report dated June 30, 2014, for the FundsManager 50% Portfolio

Substitution 37:

•	Prospectus dated April 30, 2015, for the FundsManager 60% Portfolio, [811-05361]

•	Annual Report dated December 31, 2014, for the FundsManager 60% Portfolio

•	Semi-annual Report dated June 30, 2014, for the FundsManager 60% Portfolio

Substitution 38:

•	Prospectus dated April 30, 2015, for the FundsManager 70% Portfolio, [811-05361]

•	Annual Report dated December 31, 2014, for the FundsManager 70% Portfolio

•	Semi-annual Report dated June 30, 2014, for the FundsManager 70% Portfolio

Substitution 39:

•	Prospectus dated April 30, 2015 for the FundsManager 85% Portfolio, [811-05361]

•	Annual Report dated December 31, 2014, for the FundsManager 85% Portfolio

•	Semi-annual Report dated June 30, 2014, for the FundsManager 85% Portfolio

Substitution 40:

•	Prospectus dated May 1, 2015, for the New World Fund, [811-03857]

•	Annual Report dated December 31, 2014, for the New World Fund

•	Semi-annual Report dated June 30, 2014, for the New World Fund

Existing Portfolios:

Substitutions 1 and 2:

•	Prospectus dated May 1, 2015 for the Wilshire 5000 Index Fund, [811-07076]

•	Annual Report dated December 31, 2014, for the Wilshire 5000 Index Fund

•	Semi-annual Report dated June 30, 2014, for the Wilshire 5000 Index Fund

Substitution 3:

•	Prospectus dated April 30, 2015 for the Growth & Income Portfolio, [811-07205]

•	Annual Report dated December 31, 2014, for the Growth & Income Portfolio

•	Semi-annual Report dated June 30, 2014, for the Growth & Income Portfolio

Substitution 4:

•	Prospectus dated May 1, 2015 for the Davis Value Portfolio, [811-9293]

•	Annual Report dated December 31, 2014, for the Davis Value Portfolio

•	Semi-annual Report dated June 30, 2014, for the Davis Value Portfolio

Substitution 5:

•	Prospectus dated May 1, 2015 for the T. Rowe Price Equity Income Portfolio – II, [811-07143]

•	Annual Report dated December 31, 2014, for the T. Rowe Price Equity Income Portfolio – II

•	Semi-annual Report dated June 30, 2014, for the T. Rowe Price Equity Income Portfolio – II

Substitution 6:

•	Prospectus dated May 1, 2015 for the Wilshire Large Company Value Portfolio, [811-07076]

•	Annual Report dated December 31, 2014, for the Wilshire Large Company Value Portfolio

•	Semi-annual Report dated June 30, 2014, for the Wilshire Large Company Value Portfolio

Substitution 7:

•	Prospectus dated April 30, 2015 for the Growth Portfolio, [811-03329]

•	Annual Report dated December 31, 2014, for the Growth Portfolio

•	Semi-annual Report dated June 30, 2014, for the Growth Portfolio

Substitutions 8 and 9:

•	Prospectus dated May 1, 2015 for the Wilshire Large Company Growth Portfolio, [811-07076]

•	Annual Report dated December 31, 2014, for the Wilshire Large Company Growth Portfolio

•	Semi-annual Report dated June 30, 2014, for the Wilshire Large Company Growth Portfolio

Substitution 10:

•	Prospectus dated April 30, 2015 for the Delaware VIP U.S. Growth Series, [811-05162]

•	Annual Report dated December 31, 2014, for the Delaware VIP U.S. Growth Series

•	Semi-annual Report dated June 30, 2014, for the Delaware VIP U.S. Growth Series

Substitution 11:

•	Prospectus dated May 1, 2015 for the Large Cap Growth Portfolio, [811-05398]

•	Annual Report dated December 31, 2014, for the Large Cap Growth Portfolio

•	Semi-annual Report dated June 30, 2014, for the Large Cap Growth Portfolio

Substitution 12:

•	Prospectus dated May 1, 2015 for the MidCap Stock Portfolio, [811-08673]

•	Annual Report dated December 31, 2014, for the MidCap Stock Portfolio

•	Semi-annual Report dated June 30, 2014, for the MidCap Stock Portfolio

Substitution 13:

•	Prospectus dated April 30, 2015 for the Mid Cap Portfolio, [811-07205]

•	Annual Report dated December 31, 2014, for the Mid Cap Portfolio

•	Semi-annual Report dated June 30, 2014, for the Mid Cap Portfolio

Substitution 14:

•	Prospectus dated July 31, 2014 for the Rainier Small/Mid Cap Equity Fund, [811-08270]

•	Annual Report dated March 31, 2015, for the Rainier Small/Mid Cap Equity Fund

•	Semi-annual Report dated September 30, 2014, for the Rainier Small/Mid Cap Equity Fund

Substitution 15:

•	Prospectus dated February 1, 2015 for the Ariel Appreciation Fund, [811-04786]

•	Annual Report dated September 30, 2014, for the Ariel Appreciation Fund

•	Semi-annual Report dated March 31, 2015, for the Ariel Appreciation Fund

Substitution 16:

•	Prospectus dated April 30, 2015 for the Goldman Sachs Mid Cap Value Fund, [811-08361]

•	Annual Report dated December 31, 2014, for the Goldman Sachs Mid Cap Value Fund

•	Semi-annual Report dated June 30, 2014, for the Goldman Sachs Mid Cap Value Fund

Substitution 17:

•	Prospectus dated May 1, 2015, for the VP Mid Cap Value Fund, [811-05188]

•	Annual Report dated December 31, 2014, for the VP Mid Cap Value Fund

•	Semi-annual Report dated June 30, 2014, for the VP Mid Cap Value Fund

Substitution 18:

•	Prospectus dated May 1, 2015 for the Wells Fargo Advantage VT Opportunity Fund, [811-09255]

•	Annual Report dated December 31, 2014, for the Wells Fargo Advantage VT Opportunity Fund

•	Semi-annual Report dated June 30, 2014, for the Wells Fargo Advantage VT Opportunity Fund

Substitution 19:

•	Prospectus dated May 1, 2015 for the Small/Mid Cap Value Portfolio, [811-05398]

•	Annual Report dated December 31, 2014, for the Small/Mid Cap Value Portfolio

•	Semi-annual Report dated June 30, 2014, for the Small/Mid Cap Value Portfolio

Substitution 20:

•	Prospectus dated February 1, 2015, for the Ariel Fund, [811-04786]

•	Annual Report dated September 30, 2014, for the Ariel Fund

•	Semi-annual Report dated _March 31, 2015, for the Ariel Fund

Substitution 21:

•	Prospectus dated May 1, 2015, for the Growth Opportunities Portfolio, [811-05876]

•	Annual Report dated December 31, 2014, for the Growth Opportunities Portfolio

•	Semi-annual Report dated June 30, 2014, for the Growth Opportunities Portfolio

Substitution 22:

•	Prospectus dated April 30, 2015 for the Putnam VT Multi-Cap Growth Fund, [811-05346]

•	Annual Report dated December 31, 2014, for the Putnam VT Multi-Cap Growth Fund

•	Semi-annual Report dated June 30, 2014, for the Putnam VT Multi-Cap Growth Fund

Substitution 23:

•	Prospectus dated April 30, 2015, for the Delaware VIP Smid Cap Growth Series, [811-05162]

•	Annual Report dated December 31, 2014, for the Delaware VIP Smid Cap Growth Series

•	Semi-annual Report dated June 30, 2014, for the Delaware VIP Smid Cap Growth Series

Substitution 24:

•	Prospectus dated April 30, 2015, for the Goldman Sachs Small Cap Equity Insights Fund, [811-08361]

•	Annual Report dated December 31, 2014, for the Goldman Sachs Small Cap Equity Insights Fund

•	Semi-Annual Report dated June 30, 2014, for the Goldman Sachs Small Cap Equity Insights Fund

Substitution 25:

•	Prospectus dated May 1, 2015 for the Lazard Retirement US Small-Mid Cap Equity Portfolio, [811-08071]

•	Annual Report dated December 31, 2014, for the Lazard Retirement US Small-Mid Cap Equity Portfolio

•	Semi-Annual Report dated June 30, 2014, for the Lazard Retirement US Small-Mid Cap Equity Portfolio

Substitution 26:

•	Prospectus dated December 15, 2014 for the Neuberger Berman Genesis Fund, [811-00582]

•	Annual Report dated August 31, 2014, for the Neuberger Berman Genesis Fund

•	Semi-Annual Report dated February 28, 2015, for the Neuberger Berman Genesis Fund

Substitution 27:

•	Prospectus dated May 1, 2015, for the T. Rowe Price Small-Cap Stock Fund, [811-00696]

•	Annual Report dated December 31, 2014, for the T. Rowe Price Small-Cap Stock Fund

•	Semi-Annual Report dated June 30, 2014, for the T. Rowe Price Small-Cap Stock Fund

Substitution 28:

•	Prospectus dated May 1, 2015, for the T. Rowe Price Small-Cap Value Fund, [811-2215]

•	Annual Report dated December 31, 2014, for the T. Rowe Price Small-Cap Value Fund

•	Semi-Annual Report dated June 30, 2014, for the T. Rowe Price Small-Cap Value Fund

Substitution 29:

•	Prospectus dated May 1, 2015, for the Wilshire Small Company Value Portfolio, [811-07076]

•	Annual Report dated December 31, 2014, for the Wilshire Small Company Value Portfolio

•	Semi-Annual Report dated June 30, 2014, for the Wilshire Small Company Value Portfolio

Substitution 30:

•	Prospectus dated May 1, 2015 for the Royce Small-Cap Portfolio, [811-07537]

•	Annual Report dated December 31, 2014, for the Royce Small-Cap Portfolio

•	Semi-Annual Report dated June 30, 2014, for the Royce Small-Cap Portfolio

Substitution 31:

•	Prospectus dated May 1, 2015, for the Small Cap Growth Portfolio, [811-05398]

•	Annual Report dated December 31, 2014, for the Small Cap Growth Portfolio

•	Semi-Annual Report dated June 30, 2014, for the Small Cap Growth Portfolio

Substitution 32:

•	Prospectus dated May 1, 2015, for the Wilshire Small Company Growth Portfolio, [811-07076]

•	Annual Report dated December 31, 2014, for the Wilshire Small Company Growth Portfolio

•	Semi-Annual Report dated June 30, 2014, for the Wilshire Small Company Growth Portfolio

Substitution 33:

•	Prospectus dated May 1, 2015, for the Delaware VIP REIT Series, [811-05162]

•	Annual Report dated December 31, 2014, for the Delaware VIP REIT Series

•	Semi-annual Report dated June 30, 2014, for the Delaware VIP REIT Series

Substitution 34:

•	Prospectus dated April 30, 2015, for the High Income Portfolio, [811-03329]

•	Annual Report dated December 31, 2014, for the High Income Portfolio

•	Semi-annual Report dated June 30, 2014, for the High Income Portfolio

Substitution 35:

•	Prospectus dated April 30, 2015, for the Ibbotson Conservative ETF Asset Allocation Portfolio, [811-21987]

•	Annual Report dated December 31, 2014, for the Ibbotson Conservative ETF Asset Allocation Portfolio

•	Semi-annual Report dated June 30, 2014, for the Ibbotson Conservative ETF Asset Allocation Portfolio

Substitution 36:

•	Prospectus dated April 30, 2015, for the Ibbotson Income and Growth ETF Asset Allocation Portfolio, [811-21987]

•	Annual Report dated December 31, 2014, for the Ibbotson Income and Growth ETF Asset Allocation Portfolio

•	Semi-annual Report dated June 30, 2014, for the Ibbotson Income and Growth ETF Asset Allocation Portfolio

Substitution 37:

•	Prospectus dated April 30, 2015, for the Ibbotson Balanced ETF Asset Allocation Portfolio, [811-21987]

•	Annual Report dated December 31, 2014, for the Ibbotson Balanced ETF Asset Allocation Portfolio

•	Semi-annual Report dated June 30, 2014, for the Ibbotson Balanced ETF Asset Allocation Portfolio

Substitution 38:

•	Prospectus dated April 30, 2015 for the Ibbotson Growth ETF Asset Allocation Portfolio, [811-21987]

•	Annual Report dated December 31, 2014 for the Ibbotson Growth ETF Asset Allocation Portfolio

•	Semi-annual Report dated June 30, 2014 for the Ibbotson Growth ETF Asset Allocation Portfolio

Substitution 39:

•	Prospectus dated April 30, 2015, for the Ibbotson Aggressive Growth ETF Asset Allocation Portfolio, [811-21987]

•	Annual Report dated December 31, 2014, for the Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

•	Semi-annual Report dated June 30, 2014, for the Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

Substitution 40:

•	Prospectus dated April 30, 2015, for the Emerging Markets Portfolio, [811-05511]

•	Annual Report dated December 31, 2014, for the Emerging Markets Portfolio

•	Semi-annual Report dated June 30, 2014, for the Emerging Markets Portfolio

FORM OF VOTING INSTRUCTIONS CARD

PROXY CARD

SIGN, DATE AND VOTE ON THE REVERSE SIDE

PROXY VOTING OPTIONS
YOUR VOTE IS IMPORTANT NO MATTER HOW MANY UNITS YOU OWN. PLEASE CAST YOUR PROXY VOTE TODAY!	1. MAIL your signed and voted proxy back in the postage paid envelope provided

2. ONLINE at proxyonline.com using your proxy control number found below

3. By PHONE when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line

CONTROL NUMBER 12345678910

Horace Mann Life Insurance Company

PROXY FOR A SPECIAL VOTE OF CONTRACT OWNERS VOTING DEADLINE: November 30, 2015

Your variable annuity contract issued by Horace Mann Life Insurance Company through one of its separate accounts (the “Separate Accounts”) entitles you to one vote for each dollar of contract value you owned in the subaccount of the applicable Separate Account investing in the Existing Portfolio(s) listed below, as of July 31, 2015. To be counted, your voting instructions card must be received by Horace Mann no later than Monday November 31, 2015, at 11:59 Eastern Standard Time.

Do you have questions? If you have any questions about your proxy or about the voting in general, please call toll-free 1-855-806-7765. Representatives are available to assist you Monday through Friday 7 a.m. to 7 p.m. Central Time.

Important Notice Regarding the Availability of Proxy Materials for this Contract Owner Vote: The Voting Information Statement for this meeting is available at:

proxyonline.com/docs/horaceman2015.pdf

[PROXY ID NUMBER HERE]

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. I hereby revoke any and all votes previously given by me with respect to the below proposal. I acknowledge receipt of the Voting Information Statement dated September 15, 2015 which describes the below proposal.

AUTHORIZED SIGNATURE DATE
CONTRACT OWNER NAME

HORACE MANN REQUESTS THAT YOU VOTE “FOR” THE FOLLOWING PROPOSAL:

To approve the substitution of units of the Replacement Portfolio(s) listed below for units of the corresponding Existing Portfolio(s) listed below that is/are currently available as investment options under certain variable annuity contracts offered by Horace Mann Life Insurance Company.

YOUR VOTE IS VERY IMPORTANT. Please complete, sign, and date this form and return it promptly in the envelope provided. Please use blue or black ink or dark pencil. Signed voting instructions cards that do not indicate a vote will be counted as a vote “For” the proposal. Signed voting instructions cards that are marked “Abstain” will be counted as a vote “Against” the proposal.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

IF YOU HAVE CONTRACT VALUE IN MORE THAN ONE EXISTING PORTFOLIO, YOU MAY CAST YOUR VOTE ON ALL EXISTING PORTFOLIO SUBSTITUTIONS AT ONCE BY VOTING IN THE BOX IMMEDIATELY BELOW.

	Approve	Disapprove	ABSTAIN

VOTE ON ALL EXISTING PORTFOLIO SUBSTITUTIONS AT ONCE	¡	¡	¡

PLEASE USE THE SECTION BELOW TO CAST A VOTE ON EXISTING PORTFOLIO SUBSTITUTIONS INDIVIDUALLY.

	EXISTING PORTFOLIO	REPLACEMENT PORTFOLIO	Approve	Disapprove	ABSTAIN

1.	Deware VIP U.S. Growth Series	ABC Fund	¡	¡	¡

2.	Delaware VIP REIT Series	ABC Fund	¡	¡	¡

3.	Royce Capital Fund Small-Cap Portfolio	ABC Fund	¡	¡	¡

4.	Wilshire 5000 Index Portfolio	ABC Fund	¡	¡	¡

5.	Fidelity VIP Growth & Income Portfolio	ABC Fund	¡	¡	¡

6.	Davis Value Portfolio	ABC Fund	¡	¡	¡

7.	Ariel Appreciation Fund	ABC Fund	¡	¡	¡

8.	Rainier Small/Mid Cap Equity Fund	ABC Fund	¡	¡	¡

[PROXY ID NUMBER HERE]

PROXY CARD

SIGN, DATE AND VOTE ON THE REVERSE SIDE

PROXY VOTING OPTIONS
YOUR VOTE IS IMPORTANT NO MATTER HOW MANY UNITS YOU OWN. PLEASE CAST YOUR PROXY VOTE TODAY!	1. MAIL your signed and voted proxy back in the postage paid envelope provided

2. ONLINE at proxyonline.com using your proxy control number found below

3. By PHONE when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line

CONTROL NUMBER 12345678910

Horace Mann Life Insurance Company

PROXY FOR A SPECIAL VOTE OF CONTRACT OWNERS VOTING DEADLINE: NOVEMBER 30, 2015

Your variable annuity contract issued by Horace Mann Life Insurance Company through one of its separate accounts (the “Separate Accounts”) entitles you to one vote for each dollar of contract value you owned in the subaccount of the applicable Separate Account investing in the Existing Portfolio(s) listed below, as of July 31, 2015. To be counted, your voting instructions card must be received by Horace Mann no later than Monday November 31, 2015, at 11:59 Eastern Standard Time.

Do you have questions? If you have any questions about your proxy or about the voting in general, please call toll-free 1-855-806-7765. Representatives are available to assist you Monday through Friday 7 a.m. to 7 p.m. Central Time.

Important Notice Regarding the Availability of Proxy Materials for this Contract Owner Vote: The Voting Information Statement for this meeting is available at:

proxyonline.com/docs/horaceman2015.pdf

[PROXY ID NUMBER HERE]

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. I hereby revoke any and all votes previously given by me with respect to the below proposal. I acknowledge receipt of the Voting Information Statement dated September 15, 2015 which describes the below proposal.

AUTHORIZED SIGNATURE DATE
CONTRACT OWNER NAME

HORACE MANN REQUESTS THAT YOU VOTE “FOR” THE FOLLOWING PROPOSAL:

To approve the substitution of units of the Replacement Portfolio(s) listed below for units of the corresponding Existing Portfolio(s) listed below that is/are currently available as investment options under certain variable annuity contracts offered by Horace Mann Life Insurance Company.

YOUR VOTE IS VERY IMPORTANT. Please complete, sign, and date this form and return it promptly in the envelope provided. Please use blue or black ink or dark pencil. Signed voting instructions cards that do not indicate a vote will be counted as a vote “For” the proposal. Signed voting instructions cards that are marked “Abstain” will be counted as a vote “Against” the proposal.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

	EXISTING PORTFOLIO	REPLACEMENT PORTFOLIO	Approve	Disapprove	ABSTAIN

1.	Porftolio Name	Porftolio Name	¡	¡	¡

[PROXY ID NUMBER HERE]